lk

08002069

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME FLSmidth & Co. A/S

*CURRENT ADDRESS Vigerslev & Co. A/S
DK - 2500 Valby
Denmark

**FORMER NAME

PROCESSED

**NEW ADDRESS APR 24 2008 B

THOMSON REUTERS

FILE NO. 82- 35182 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT :

082-35782

FLSMIDTH

12-31-07
AR/S

Annual Report 1 January to 31 December 2007 for FLSmidth & Co. A/S

Company Announcement to the Danish Financial Supervisory Authority No. 8-2008, 28 February 2008

The Board of Directors of FLSmidth & Co. A/S has today reviewed and adopted the Annual Report and accounts for January - December 2007. The Report is presented in accordance with International Reporting Standards, which is approved by the EU, and additional Danish disclosure requirements for annual reports of listed companies.

Date: 28.02.2008

The full report is accessible via the Internet at:

www.flsmidth.com/reports

The main conclusions 2007 are as follows:

Financial performance

- In 2007, FLSmidth & Co. saw satisfactory development of its order intake, turnover, earnings and cash flow from operating activities with a historically high order backlog at the end of 2007

- The turnover increased 62% in 2007 to DKK 19,967m (2006: DKK 12,311m)

- Earnings before special non-recurring items, depreciation and amortisation (EBITDA) grew 117% in 2007 to DKK 2,100m (2006: DKK 966m)

- Earnings before interest and tax (EBIT) rose 135% in 2007 to DKK 1,824m (2006: DKK 775m), corresponding to an EBIT ratio of 9.1% (2006: 6.3%)

- Earnings before tax (EBT) rose 103% in 2007 to DKK 1,877m (2006: DKK 924m)

- Cash flow from operating activities rose 16% in 2007 to DKK 1,493m (2006: DKK 1,288m)

- The order intake increased 30% in 2007 to DKK 24,061m (2006: DKK 18,534m)

- The order backlog rose 39% to DKK 25,312m at the end of 2007 (end of 2006: DKK 18,264m)

The market situation

In 2007, the level of activity and the order intake were historically high in all business segments.

- Cement: In 2007, the global market for new contracted cement kiln capacity exclusive of China amounted to 125m tonnes per year (2006: 140m tonnes per year), FLSmidth & Co.'s share of the market remaining unchanged at 29%

- Minerals: 2007 saw a growing amount of investment in the minerals industry, a development that is likely to continue in 2008. The upward trend reflects insufficient investments in the preceding years combined with a growing demand for minerals in China and other developing countries

Prospects for 2008

- Sustained favourable business cycles and a continued high level of activity are expected for 2008

- In 2008, FLSmidth & Co. expects a consolidated turnover of approx. DKK 26bn, earnings before special non-recurring items, depreciation and amortisation (EBITDA) of DKK 2.9-3.0bn, earnings before interest and tax (EBIT) of DKK 2.4-2.5bn and earnings before tax (EBT) of DKK 2.3-2.4bn

- Effect of purchase price allocations regarding GL&V Process amounts to some DKK -270m, which is included in the expectations mentioned above

- Cash flow from operating activities in 2008 is expected to amount to around DKK 1,200m, and investments (exclusive of acquisitions) are expected to total approximately DKK 700m

- The effective tax percentage for 2008 is expected to be in the range of 30%. The tax percentage payable, however, is expected to be slightly lower

- For the individual business segments, the prospects for 2008 are as follows:

Cement:
Turnover approx., DKK 13.5bn, EBIT ratio approx. 9-10%

Minerals:
Turnover approx., DKK 11.5bn, EBIT ratio approx. 11-12%*

Cembrit:
Turnover approx., DKK 1.5bn, EBIT ratio approx. 9%

*(exclusive of effect of purchase price allocations at approx. DKK -270m)

- The prospects for 2008 in Cement assume an unchanged market share and a total market for new contracted cement kiln capacity of approximately 100-125m tonnes per year (exclusive of China), which is tantamount to an unchanged high level of demand.

Long-term growth and earnings prospects
2009 is expected to see a continuation of the favourable business cycle and high level of activity, and the turnover is expected to rise compared to the prospects for 2008 in all three business segments. The effect of purchase price allocations regarding GL&V Process in 2009 and onwards is expected to be around DKK -100m per year in the form of amortisation of intangible assets.

In the longer term, earnings from Minerals and the aftermarket (spare parts and services) will account for a larger part of the Group's total earnings, which will cushion the effect of any cyclical market fluctuations in Cement. Against this background, the Group expects its EBIT ratio to be 10-12% in periods of high activity and slightly below that level in periods of low activity.
In the longer term, investments exclusive of acquisitions are expected to total approximately DKK 400m per year.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

Annual Report 2007



FLSmidth & Co. A/S

The preferred partner of the cement and minerals industries

FLSMIDTH

Contents





Group financial highlights
(5 year summary)

DKKm	2003 [1]	2004	2005 [2]	2006 [2]	2007	2007 EUR [3]
PROFIT AND LOSS ACCOUNT						
Net turnover	8,939	10,597	10,250	12,311	19,967	2,680
Gross profit	1,303	1,412	1,908	2,602	4,272	573
Earnings before non-recurring items, depreciation, amortisation (EBITDA) [4]	136	142	558	966	2,100	282
Earnings before interest and tax (EBIT)	(108)	(186)	398	775	1,824	245
Earnings before tax (EBT)	(101)	(196)	512	924	1,877	251
Profit/loss for the year, continuing activities	**(77)**	**(330)**	**530**	**1,107**	**1,293**	**174**
Profit/loss for the year, discontinuing activities	(2,471)	481	(54)	25	1	0
Profit/loss for the year	**(2,548)**	**151**	**476**	**1,132**	**1,294**	**174**
CASH FLOWS						
Cash flow from operating activities	232	(299)	1,731	1,288	1,493	200
Acquisition of undertakings and activities	(33)	(3)	(47)	(190)	(3,409)	(457)
Acquisition of tangible assets	(172)	(148)	(176)	(249)	(386)	(52)
Other investments, net	2	26	279	52	(18)	(2)
Cash flow from investing activities	(203)	(125)	56	(387)	(3,813)	(511)
Cash flow from operating and investing activities of continuing activities	29	(424)	1,787	976	(2,448)	(328)
Cash flow from operating and investing activities of discontinuing activities	304	4,122	21	(75)	128	17
WORKING CAPITAL	**969**	**878**	**(240)**	**(435)**	**665**	**89**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**(1,143)**	**1,191**	**2,600**	**2,847**	**(1,583)**	**(212)**
ORDER INTAKE	**8,752**	**8,459**	**13,289**	**18,534**	**24,061**	**3,227**
ORDER BACKLOG	**7,915**	**6,506**	**10,834**	**18,264**	**25,312**	**3,395**
BALANCE SHEET						
Long-term assets	2,005	1,745	1,913	2,355	7,799	1,046
Short-term assets	4,105	6,448	7,664	9,764	11,865	1,591
Assets held for sale	5,268	0	0	132	8	1
Total assets	**11,378**	**8,193**	**9,577**	**12,251**	**19,672**	**2,638**
Consolidated equity	2,916	2,585	2,648	3,192	4,214	565
Long-term liabilities	1,949	1,130	1,271	1,710	4,797	643
Short-term liabilities	3,139	4,478	5,658	7,344	10,661	1,430
Liabilities regarding assets held for sale	3,374	0	0	5	0	0
Total equity and liabilities	**11,378**	**8,193**	**9,577**	**12,251**	**19,672**	**2,638**
PROPOSED DIVIDEND TO SHAREHOLDERS	**0**	**372**	**372**	**372**	**372**	**50**
FINANCIAL RATIOS						
Continuing activities						
Contribution ratio	*14.6%*	*13.3%*	18.6%	21.1%	21.4%	21.4%
EBITDA ratio	*1.5%*	*1.3%*	5.4%	7.8%	10.5%	1.5%
EBIT ratio	*(1.2%)*	*(1.8%)*	3.9%	6.3%	9.1%	9.1%
EBT ratio	*(1.1%)*	*(1.9%)*	5.0%	7.5%	9.4%	9.4%
Return on shareholders' equity	(59%)	5%	18%	39%	35%	35%
Equity ratio	26%	32%	28%	26%	21%	21%
Number of employees at 31 December, Group	**5,479**	**5,625**	**5,849**	**6,862**	**9,377**	**9,377**
Number of employees in Denmark	1,696	1,642	1,463	1,508	1,657	1,657
Share and dividend ratios, Group						
CFPS (cash flow per share), DKK (diluted)	(3.9)	(2.9)	32.8	24.3	28.4	3.8
EPS (earnings per share), DKK (diluted)	(49.3)	2.8	9.1	21.7	24.6	3.3
EPS (earnings per share), DKK (diluted) before effect of acquisition price allocations regarding GL&V Process	-	-	-	-	26.4	3.5
Net asset value, DKK parent company	52	54	46	38	47	6.3
Dividend per share, DKK	0	7	7	7	7	0.9
Pay-out ratio (%)	0%	250%	77%	32%	29%	29%
FLSmidth & Co. share price, DKK	68.7	102.4	186	359	522	70
Number of shares, 31 December (000s)	53,200	53,200	53,200	53,200	53,200	53,200
Average number of shares (000s) (diluted)	51,881	52,509	52,518	52,558	52,640	52,640
Market capitalisation, DKKm	3,655	5,448	9,895	19,099	27,770	3,724

The financial ratios have been computed in accordance with the Guidelines issued by the Danish Society of Financial Analysts. ROCE is defined in the Accounting Policies:

1) The financial highlights for 2004 to 2007 are prepared in accordance with IFRS. The comparative figures for 2003 have not been adjusted to the change in accounting policies. The presentation is adjusted so that the discontinuing activities are presented on a separate line.

2) The financial highlights for 2005 - 2006 are prepared in accordance with the change in accounting policy in 2006 regarding measurement of financial assets pursuant to the changed IAS 39. In accordance with the transition provisions for the changed IAS 39, implementation has thus taken place retroactively from 1 January 2005.

3) Profit and loss account items are translated at the average EUR exchange rate of 745.08, and the balance sheet and cash flow items are translated at the year-end EUR change rate of 745.66.

4) EBITDA (Earnings Before non-recurring items, Depreciation and Amortisation) is defined as the operating income (EBIT) with addition of the year's amortisation, depreciation and write-down of intangible and tangible assets and special non-recurring items. The definition is changed compared to 2006 where special non-recurring items were recognised before EBITDA. Comparative figures for 2006 have been adjusted accordingly.

FLSmidth & Co. in brief

The preferred partner of the cement and minerals industries



Company vision

It is FLSmidth & Co.'s vision to continuously strengthen its position as the preferred partner and leading supplier of equipment and services to the global cement and minerals industries. FLSmidth & Co. continuously strives to generate a profitable return for its owners through value creating growth. Alliances and acquisitions contribute to strengthening the market position.

Investing in FLSmidth

FLSmidth & Co. A/S is listed on OMX Nordic Exchange Copenhagen and may be characterised as a project- and service-focused engineering business with a unique global market position and strong potential for growth.

- The total return on the FLSmidth & Co. share in 2007 was 47% (2006: 97%)
- Earnings per share (diluted) *before the effect of purchase price allocations regarding GL&V Process* amounted to DKK 26.4 in 2007 (2006: DKK 21.7)


FLSmidth & Co. A/S
Cement
Minerals
Project divisions
Customer Services
Product divisions
Product companies
Project divisions
Customer Services
Product divisions
Product companies
Cembrit

Main conclusions 2007

Financial performance

- In 2007, FLSmidth & Co. saw satisfactory development of its order intake, turnover, earnings and cash flow from operating activities with a historically high order backlog at the end of 2007
- The turnover increased 62% in 2007 to DKK 19,967m (2006: DKK 12,311m)
- Earnings before special non-recurring items, depreciation and amortisation (EBITDA) grew 117% in 2007 to DKK 2,100m (2006: DKK 966m)
- Earnings before interest and tax (EBIT) rose 135% in 2007 to DKK 1,824m (2006: DKK 775m), corresponding to an EBIT ratio of 9.1% (2006: 6.3%)
- Earnings before tax (EBT) rose 103% in 2007 to DKK 1,877m (2006: DKK 924m)
- Cash flow from operating activities rose 16% in 2007 to DKK 1,493m (2006: DKK 1,288m)
- The order intake increased 30% in 2007 to DKK 24,061m (2006: DKK 18,534m)
- The order backlog rose 39% to DKK 25,312m at the end of 2007 (end of 2006: DKK 18,264m)

The market situation

In 2007, the level of activity and the order intake were historically high in all business segments.

- Cement: In 2007, the global market for new contracted cement kiln capacity exclusive of China amounted to 125m tonnes per year (2006: 140m tonnes per year), FLSmidth & Co.'s share of the market remaining unchanged at 29%
- Minerals: 2007 saw a growing amount of investment in the minerals industry, a development that is likely to continue in 2008. The upward trend reflects insufficient investments in the preceding years combined with a growing demand for minerals in China and other developing countries

Prospects for 2008

- Sustained favourable business cycles and a continued high level of activity are expected for 2008
- In 2008, FLSmidth & Co. expects a consolidated turnover of approx. DKK 26bn, earnings before special non-recurring items, depreciation and amortisation (EBITDA) of DKK 2.9-3.0bn, earnings before interest and tax (EBIT) of DKK 2.4-2.5bn and earnings before tax (EBT) of DKK 2.3-2.4bn
- Effect of purchase price allocations regarding GL&V Process amounts to some DKK -270m, which is included in the expectations mentioned above

- Cash flow from operating activities in 2008 is expected to amount to around DKK 1,200m, and investments (exclusive of acquisitions) are expected to total approximately DKK 700m
- The effective tax percentage for 2008 is expected to be in the range of 30%. The tax percentage payable, however, is expected to be slightly lower
- For the individual business segments, the prospects for 2008 are as follows:

Cement	Turnover approx.	DKK 13.5bn	EBIT ratio approx. 9-10%
Minerals	Turnover approx.	DKK 11.5bn	EBIT ratio approx. 11-12%*
Cembrit	Turnover approx	DKK 1.5bn	EBIT ratio approx. 9%

*(exclusive of effect of purchase price allocations at approx. DKK -270m)

- The prospects for 2008 in Cement assume an unchanged market share and a total market for new contracted cement kiln capacity of approximately 100-125m tonnes per year (exclusive of China), which is tantamount to an unchanged high level of demand

Long-term growth and earnings prospects

2009 is expec ed to see a continuation of the favourable business cycle and high level of activity, and the turnover is expected to rise compared to the prospects for 2008 in all three business segments. The effect of purchase price allocations regarding GL&V Process in 2009 and onwards is expected to be around DKK -100m per year in the form of amortisation of intangible assets.

In the longer term, earnings from Minerals and the aftermarket (spare parts and services) will account for a larger part of the Group's total earnings, which will cushion the effect of any cyclical market fluctuations in Cement. Against this background, the Group expects its EBIT ratio to be 10-12% in periods of high activity and slightly below that level in periods of low activity. In the longer term, investments exclusive of acquisitions are expected to total approximately DKK 400m per year.

Strategic focus areas

- Executing the record high order backlog
- Less cyclical business model through balanced turnover between Cement and Minerals and 10-15% annual turnover growth in the aftermarket (spare parts and services)
- Integration of GL&V Process and leveraging FLSmidth Minerals' unique platform
- Strengthening technological leadership by increasing investments in research and development
- Optimising the cost structure by implementing LEAN processes, offshoring engineering work to India and increased sourcing in low-cost countries
- Global integration between Cement and Minerals to enhance knowledge sharing and utilisation of resources

Turnover and EBIT ratio


DKKm
25,000
20,000
15,000
10,000
5,000
0
10%
8%
6%
4%
2%
0%
-2%
-4%
2003
2004
2005
2006
2007
Turnover
EBIT ratio

Turnover 2007 – split up into segments


Minerals 32%
Cembrit 7%
Cement 61%

EBIT result 2007 – split up into segments


Minerals 30%
Cembrit 7%
Other 3%
Cement 60%

Turnover 2007 – split up geographically


Asia 30%
Scandinavia 5%
Rest of Europe 13%
North America 21%
South America 8%
Africa 20%
Australia 3%

Turnover 2007 – split up into country types


Developed countries 42%
Developing countries 58%

Business areas – facts & figures

Cement



Minerals



Cembrit



- **FLSmidth** is among the leading suppliers of complete industrial plants, equipment and single machine units plus spare parts and services to the global cement industry
- Global cement consumption is characterised by a continuous upward trend due to global economic growth and an increasing population, particularly in the developing countries
- The market for new cement producing capacity and equipment is expected to remain highly active in 2008
- FLSmidth's customers are local, regional and global cement producers

Turnover 2007 – geographical breakdown


10%
23%
4%
25%
0%
38%
Europe
North America
South America
Africa
Australia
Asia

Highlights		**2007**		2006
Turnover	**DKK**	**12,210m**	DKK	7,683m
EBIT	**DKK**	**1,084m**	DKK	437m
EBIT ratio		***8.9%***		*5.7%*
Order intake	**DKK**	**15,789m**	DKK	12,649m
Order backlog	**DKK**	**17,265m**	DKK	13,531m

- **FLSmidth Minerals** is among the leading suppliers of systems, machinery, processes, spare parts and services to the global minerals industry
- The global minerals market is expanding rapidly – driven by population growth, industrialisation and urbanisation particularly in China
- The market for new minerals industry capacity and equipment is expected to continue to be very active in 2008.
- FLSmidth Minerals' customers are local, regional and global mining companies

Turnover 2007 – geographical breakdown


12%
23%
19%
15%
9%
22%
Europe
North America
South America
Africa
Australia
Asia

Highlights		**2007**		2006
Turnover	**DKK**	**6,430m**	DKK	3,276m
EBIT	**DKK**	**553m**	DKK	258m
EBIT ratio		***8.6%***		*7.9%*
*EBIT ratio**		***10.8%***		*7.9%*
Order intake	**DKK**	**8,543m**	DKK	5,885m
Order backlog	**DKK**	**8,777m**	DKK	4,733m

*) before effect of purchase price allocation regarding GL&V Process

- **Cembrit** is Europe's second largest producer and distributor of fibre cement products
- The European market for building materials has been growing over the past two to three years
- Future growth opportunities remain promising in Eastern Europe where Cembrit is strongly positioned

Turnover 2007 – geographical breakdown


31%
15%
54%
Denmark
Scandinavia
(except Denmark)
Europe
(except Scandinavia)

Highlights		**2007**		2006
Turnover	**DKK**	**1,419m**	DKK	1,216m
EBIT	**DKK**	**124m**	DKK	81m
EBIT ratio		***8.7%***		*6.7%*

Management's review

FLSmidth celebrated its 125th anniversary in 2007 in good shape. During the year, FLSmidth consolidated its leadership as supplier to the global cement and minerals industries through strategic acquisitions and successful financial performance, laying the ground for growth and increasing earnings over the coming years. This development is being supported by favourable structural and cyclical market developments.

The 125th anniversary was celebrated through a number of internal and external events, including the issuing of employee shares and a series of customer seminars held globally at five different locations where international experts addressed the future challenges of the cement and minerals industries such as globalisation, climate changes, energy usage and environmental impact.

Market trends

2007 saw positive market and earnings developments in all business segments. Strong structural and cyclical market trends during 2007 resulted in a historically high order intake and order backlog at the end of 2007. The increasing order intake in 2007 will be reflected in the turnover for 2008 to 2010 in Cement and Minerals, since delivery times extend up to two to three years.

Cement

As forecast the market for new contracted cement kiln capacity outside China amounted to 125m tonnes per year in 2007 (2006: 140m tonnes per year) and shows no signs of weakening. In 2007, the demand for new capacity was more geographically diversified than in previous years. This is due to the fact that growing cement consumption and increasing demand for cement production capacity in different regions are driven by various independent macroeconomic factors, including high oil and commodity prices, low interest rates, outsourcing of western production, population growth, industrialisation, urbanisation and modernisation of existing capacity. These factors mean that purchasing power is shifting from the western industrial nations to the rest of the world. These countries are seeing a rapid expansion of the middle class, which is the main driver of their economic growth. India continues to be the largest market outside China, but Africa and Russia are picking up, the Middle East remains buoyant and also Central and South America are seeing growing activity.

Minerals

2007 was an extremely active year for investments in the minerals industry due to the continuing elevated mineral prices as a result of growing demand, especially from China, combined with low investments in exploration and mining of minerals over a number of years. Based on the continuing buoyant demand for minerals and record levels of investment budgeted by the mining companies, the order intake in Minerals is expected to continue to increase during the coming two years.

2007 saw a geographically widely based market spread for FLSmidth Minerals with major orders being received for the extraction of notably ferro nickel / iron ore, coal, bauxite and copper.

Cembrit

As at 28 February 2008, Dansk Eternit Holding A/S has changed its name to *Cembrit Holding A/S* (hereafter called 'Cembrit'). The purpose of the name change is to emphasise the development of the company over the past 10 - 15 years from being a Danish to becoming a European group with companies and activities in most parts of Europe and to position it for continued growth based on a new, strong, common and visible corporate identity.

The level of activity remained high during 2007 due to the favourable business climate in the building and construction industry and the mild winter in Europe. During 2007, Cembrit was successful in practically all the markets served, but it was unable to keep up with demand in certain product and market segments due to insufficient production capacity.



Planning the erection of FLSmidth cement silos.

Developments in the order intake and order backlog

The total order intake amounted to DKK 24,061m in 2007, which represents an increase of 30% compared to 2006 (2006: DKK 18,534m). Orders received by Customer Services segment (services and spare parts) totalled DKK 5,169m in 2007, which is an increase of 48% on 2006 (2006: DKK 3,493m). As opposed to previous years, the statement of Customer Services also includes Customer Services activities in the Group's product companies. The total order backlog amounted to DKK 25,312m at the end of 2007 (end of 2006: DKK 18,264m).

The order intake of the part of the Cement and Minerals business characterised by a relatively short turnaround time is typically reflected in the turnover within 6 – 18 months. In major projects, the order intake continuously manifests itself in the turnover over a period of 24 – 30 months.

Profit and loss account and balance sheet developments in 2007

Turnover and gross profit

The turnover amounted to DKK 19,967m in 2007, representing an increase of 62% on 2006 (2006: DKK 12,311m).

Turnover has increased in all business segments, particularly in Minerals whose turnover rose 96% compared to 2006, reflecting the high order backlog at the beginning of the year and acquisitive growth. Growth in Cement amounted to 59% and in Cembrit 17%.

The turnover in Minerals is DKK 0.6bn lower than expected at the end of the third quarter of 2007 primarily due to the timing of the income recognition in FLSmidth Minerals in 2007. The latter, however, will have a positive impact on 2008 because the activities are simply postponed into 2008.

The turnover in Customer Services (spare parts and services) amounted to DKK 3,929m (2006: DKK 2,973m) corresponding to 21% of the total turnover exclusive of Cembrit (2006: 27%). The Customer Services business grew 32% in 2007.

The gross profit amounted to DKK 4,272m in 2007 (2006: DKK 2,602m), which corresponds to a contribution ratio of 21.4% (2006: 21.1%). The contribution ratio in 2007 positively reflects better order execution and reversal of provisions for project risks. The contribution ratio in Cement, however, is also negatively impacted by slightly higher turnkey turnover in 2007 than is normally the case. Basically, turnkey contracts earn a lower average margin than machinery supply contracts partly due to the inclusion of costs for civil works, etc.

Capacity costs and earnings

Sales, distribution and administrative costs, etc. amounted to DKK 2,172m in 2007 (2006: DKK 1,636m) corresponding to 10.9% of the turnover (2006: 13.3%) and representing a 33% increase on the year before. The significant decline in the cost rate reflects the fact that capacity costs are increasing at a slower pace than turnover due to better utilisation of capacity and other economies of scale. It also shows that the internal resources have been built up before the increase in turnover materialised. This is due to the fact that projects are implemented over a period of two or three years and internal resources weigh heavier in the early phases of a project, whilst most of the turnover materialises halfway through or towards the final stages of a project.

2007 saw total investments in research and development at DKK 210m (2006: DKK 169m), accounting for 1.1% of the turnover (2006: 1.4%). In addition, project financed development has taken place in cooperation with customers. It was not possible to spend all the funds budgeted for research and development, this being primarily due to the lack of engineers with relevant experience, because everyone is kept busy with order execution. For further details, please see the description of research and development activities on pages 40 - 41.

Earnings before non-recurring items, depreciation and amortisation (EBITDA) amounted to DKK 2,100m (2006: DKK 966m) which represents and EBITDA ratio of 10.5% (2006: 7.8%).

In 2007, the effect of purchase price allocations regarding GL&V Process amounted to DKK -143m in the form of amortisation of intangible assets and special non-recurring items relating to inventory.

The net amount of special non-recurring items was DKK 6m in 2007 (2006: DKK -13m) including DKK -63m deriving from GL&V Process as mentioned above. In addition, a profit of DKK 79m from the sale of Densit was realised.

Total depreciation and amortisations amounted to DKK 282m in 2007 (2006: DKK 178m) including DKK 80m related to purchase price allocations regarding GL&V Process.

Earnings before interest and tax (EBIT) amounted to DKK 1,824m in 2007 (2006: DKK 775m) which represents an EBIT ratio of 9.1% (2006: 6.3%).

The improved EBIT ratio reflects positive turnover and earnings growth in all business segments.

In Cement, the 2007 earnings before interest and tax (EBIT) amounted to DKK 1,084m (2006: DKK 437m) which means an EBIT ratio of 8.9% (2006: 5.7%).

In Minerals, the 2007 earnings before interest and tax (EBIT) amounted to DKK 553m (2006: DKK 258m) which means an EBIT ratio of 8.6% (2006: 7.9%). Before the effect of purchase price allocations regarding GL&V Process, the EBIT result amounted to DKK 696m corresponding to an EBIT ratio of 10.8%.

In Cembrit, the 2007 earnings before interest and tax (EBIT) amounted to DKK 124m (2006: DKK 81m) which means an EBIT ratio of 8.7% (2006: 6.7%).

Net financial earnings in 2007 amounted to DKK 53m (2006: DKK 149m). With the acquisition of GL&V Process on 10 August 2007 the Group's financial position changed from having net interest-bearing receivables of DKK 2,541m at 30 June 2007 to net interest-bearing debt of DKK 1,583m at 31 December 2007.

Earnings before tax (EBT) amounted to DKK 1,877m (2006: DKK 924m), which means an EBT ratio of 9.4% (2006: 7.5%).

Tax for the year amounted to DKK 584m (2006: DKK -183m (income)) corresponding to an effective tax rate of 31% (2006: 26% before recognition of previously non-recognised tax assets). The tax is adversely affected by the fact that the value of this year's capitalised Danish tax asset dropped by around DKK 64m due to a reduction in the Danish corporation tax rate from 28% to 25%.

Corporation taxes paid in 2007 amounted to DKK 399m (2006: DKK 172m), corresponding to a payable tax rate of 21% (2006: 19%).

The profit for the year of the continuing activities amounted to DKK 1,293m (2006: DKK 1,107m), corresponding to earnings per share of DKK 24.6 (2006: DKK 21.7). Before the effect of purchase price allocations regarding GL&V Process the earnings per share were DKK 26.4.

Consolidated results

DKKm	2006	2007	Change (%)
Order backlog	**18,264**	**25,312**	39%
Order intake	**18,534**	**24,061**	30%
Projects	15,041	18,892	26%
Customer Services	3,493	5,169	48%
Turnover	**12,311**	**19,967**	62%
Projects	7,978	14,470	81%
Customer Services	2,973	3,929	32%
Cembrit	1,216	1,419	17%
Other	144	149	3%
EBITDA	**966**	**2,100**	117%
EBITDA ratio	*7.8%*	*10.5%*	
EBIT	**775**	**1,824**	135%
EBIT ratio	*6.3%*	*9.1%*	
CFFO	**1,288**	**1,493**	16%

Changes in major balance sheet items

The balance sheet total had risen to DKK 19,672m at the end of 2007 from DKK 12,251m at the end of 2006. The balance sheet total reflects the general high level of activity in the Group and the acquisition of companies and activities in 2007 (GL&V Process (Dorr-Oliver Eimco and Krebs Engineers), KOCH Transporttechnik, RAHCO International Inc.).

Materials handling is another of FLSmidth's core competencies. Pictured here a conveyor and a pumping station.





Hundreds of kilometres of cables run through a cement plant. Here an electrician is finishing a small part of the installation work.



Leading expansion through R&D

Moving from Global Manager in charge of R&D for Cement, to Director of R&D, Minerals is exciting for Gary Roy. A 19-year industry veteran with experience in international client relations, Gary happily describes himself as an ambassador, with exciting challenges ahead including creating a new R&D division and leading collaborations across the Cement and Mineral organisations. Enthusiastic about the future, Gary is firm in his commitment to supplying better technical and value enhancing solutions to the customers.

Gary Roy – Global Director of R&D, Minerals

Raw material blending and mill systems at new FLSmidth cement plant in the Middle East with a capacity of 7,500 tonnes per day.







Further details regarding acquisitions are given in note 13 to the consolidated accounts, which states purchase price allocations. It should be noted that the purchase price allocations regarding GL&V Process are not yet final. However, no major changes in the present allocations are expected.

Assets

Long-term assets amounted to DKK 7,799m at 31 December 2007 (31 December 2006: DKK 2,355m). The increase on last year's figure mainly consists of consolidation of companies acquired, leading to a substantial rise in notably intangible assets to DKK 5,425m (2006: DKK 309m). Short-term assets amounted to DKK 11,873m at the end of 2007 (end of 2006: DKK 9,896m). The change in 2007 is primarily due to increasing work-in-progress for third parties and increasing trade debtors attributable to the higher order backlog and the acquisition of GL&V Process. In the wake of the acquisition of GL&V Process, cash funds, however, fell to DKK 957m from DKK 2,766m at 31 December 2006.

Liabilities

At the end of 2007, liabilities amounted to DKK 15,458m (end of 2006: DKK 9,059m). This increase is mainly due to the consolidation of GL&V Process and higher bank debt following the acquisition, and to the increasing prepayments from customers and increasing work-in-progress for third parties.

Shareholders' equity

The consolidated shareholders' equity at the end of 2007 amounted to DKK 4,214m (end of 2006: DKK 3,192m), representing an equity ratio of 21% (2006: 26%). The equity ratio fell in 2007 due to the higher balance sheet total. The return on equity in 2007 was 35% (2006: 39%).

Development in cash flow in 2007

Cash flow from operating activities amounted to DKK 1,493m in 2007 (2006: DKK 1,288m).

Both in 2006 and 2007, the cash flow positively reflected large prepayments on an increasing number of new projects. In major cement projects prepayments typically account for around 15-25% of the contract value, the remaining payments being covered through letters of credit. As the project progresses, additional milestone payments are received so that the net cash flow is generally positive from the project begins until it ends.

During periods like the present when the order backlog is growing, the cash flow from operating activities in the project business temporarily benefit from increasing prepayments – the opposite being the case during periods of declining order backlog. In 2007, prepayments received from customers amounted to DKK 3.9bn (2006: DKK 2.8bn).

Cash flow and funds tied up in Minerals and in the product companies in general, aa well as in Cembrit reflect more the pattern of a traditional production company in which tied-up capital increases in periods of rising activity as was the case in 2007. Minerals, however, is increasingly receiving prepayments from customers in connection with major projects, which had a positive effect on the cash flow from operating activities in 2007.

As a consequence of the large prepayments in Cement, the working capital has been negative during the last one to two years, but after the acquisition of GL&V Process it is now positive and amounted to DKK 665m at the end of 2007 (2006: DKK -435m). Within the respective business segments, the working capital at the end of 2007 amounted to: Cement: DKK -736m (2006: DKK -617m), Minerals DKK 1,028m (2006: DKK 28m) and Cembrit DKK 226m (2006: DKK 197m). The increase in working capital in Minerals mainly reflects organic growth and the acquisition of GL&V Process.

Cash flow from investing activities amounted to DKK -3,813m in 2007 (2006: DKK -387m). Acquisition and disposal of activities and companies amounted to DKK -3,409m (2006: DKK -190m) and mainly consists of the acquisition of GL&V Process and the acquisition of RAHCO International Inc. and KOCH Transport-technik. Acquisition of tangible assets amounted to DKK -386m in 2007 (2006: DKK -249m). As a result of the general expansion of capacity at all the Group's production plants and the extension of the recently inaugurated office facilities in India (FLSmidth House), acquisition of tangible assets was high in 2007. Cash flow from operating and investing activities amounted to a total of DKK -2,320m in 2007 (2006: DKK 901m). Net interest-bearing debt amounted to DKK 1,583m at the end 2007 (end of 2006: net interest-bearing receivables DKK 2,847m).

Prospects for 2008

- Sustained favourable business cycles and a continued high level of activity are expected for 2008
- In 2008, FLSmidth & Co. expects a consolidated turnover of approx. DKK 26bn, earnings before non-recurring items, depreciation and amortisation (EBITDA) of DKK 2.9-3.0bn, earnings before interest and tax (EBIT) of DKK 2.4-2.5bn and earnings before tax (EBT) of DKK 2.3-2.4bn
- The effect of purchase price allocations regarding GL&V Process in 2008 amounts to some DKK -270m, which is included in the expectations mentioned above
- FLSmidth & Co. expects an EBIT result before the effect of purchase price allocations regarding GL&V Process of approximately DKK 2.7-2.8bn in 2008
- Cash flow from operating activities is expected to be around DKK 1.2bn in 2008
- Cash flow from investing activities (exclusive of acquisitions) is expected to be around DKK 700m. This amount includes the expansion of production capacity in Cembrit at approximately DKK 175m
- 2008 is expected to see an effective tax percentage in the range of 30%. The tax percentage payable, however, is expected to be slightly lower
- For the individual business segments, the prospects for 2008 are as follows:

Cement	Turnover approx. DKK 13.5bn	EBIT ratio approx. 9-10%
Minerals	Turnover approx. DKK 11.5bn	EBIT ratio approx. 11-12%*
Cembrit	Turnover approx. DKK 1.5bn	EBIT ratio approx. 9%

** (exclusive of the effect of purchase price allocations of approx. DKK -270m)*

- The prospects for 2008 in Cement assume an unchanged market share and a total global market for new contracted cement kiln capacity of 100-125m tonnes per year (exclusive of China), which is tantamount to an unchanged high level of demand
- Risks in connection with the earnings for 2008 are primarily related to the execution of the considerable order backlog. When executing orders, especially late delivery and poorer quality of supplies than agreed with subsuppliers may cause FLSmidth & Co. extra costs. For a more detailed description of risks, please see pages 38-39

Long-term growth and earnings prospects

2009 is expected to see a continuation of the favourable business cycles and high level of activity, and the turnover is expected to rise compared to 2008 in all business segments. The effect of purchase price allocations regarding GL&V Process in 2009 and onwards is expected to be around DKK -100m per year in the form of amortisation of intangible assets.

In the longer term, earnings from Minerals and the Customer Services will account for a larger part of the Group's total earnings, which will cushion the effect of any cyclical market fluctuations in Cement. Against this background, the Group expects its EBIT ratio to be 10-12% in periods of high activity and only slightly below that level in periods of low activity.

In the longer term, investments exclusive of acquisitions are expected to total some DKK 400m per year.

Capital structure and dividend

The Board of Directors will propose at the Annual General Meeting that a dividend of DKK 7 per share be distributed, corresponding to 29% of the profit for the year. It is the general objective of FLSmidth & Co. to ensure a capital structure where the financial net debt must be one to three times EBITDA. The financial net debt is defined as net interest bearing debt adjusted for outstanding guarantees. As at 31 December 2007, the financial net debt was DKK 7,988m (31 December 2006: DKK 1,776m) corresponding to 3.8 times EBITDA (31 December 2006: 1.9), which means that, temporarily, the objective for financial gearing has not been fulfilled due to the acquisition of GL&V Process. During 2008, however, it is expected that this objective will again be fulfilled. In the longer term, the aim is also to achieve an equity ratio in the range of 30% (end of 2007: 21%).

Own shares

FLSmidth & Co.'s holding of own shares at 31 December 2007 totalled 844,486 representing 1.6% of the share capital (31 December 2006: 1,062,092).

Incentive plan

As at 31 December 2007, there were a total of 528,702 unexercised share options, and the fair value of them was DKK 171m. The fair value is calculated by means of a Black-Scholes model based on a current share price of 522, a volatility of 32.61% and a risk free interest rate of 4.4%. The earnings impact in 2007 was DKK 10m (2006: DKK 7m). Please see note 7 for further information.




Installation of FLSmidth cement mill with Filtax filters (left) and cement kiln (right)

Strategic focus areas

Favourable market conditions have led to a historically high order backlog, which means that there is particular focus on order execution.

A significant strategic focus area for the FLSmidth Board and Management is to reduce the Group's exposure to cyclical movements in the demand for new cement capacity. This has led to the strategic decision to balance the Cement and Minerals activities and increase the Customer Services business.

Increasing activity in Minerals

On 10 August 2007, the FLSmidth Group acquired the process business of GL&V, a Canadian company, which comprised the companies Dorr-Oliver Eimco and Krebs Engineers. The total acquisition price was DKK 5.0bn. The acquisition of these companies fulfils the FLSmidth Group's strategic goal to strengthen the minerals business. FLSmidth Minerals has traditionally been an expert in crushing, grinding, materials handling and pyro technologies, whilst Dorr-Oliver Eimco and Krebs Engineers have specialised in the downstream separation processes. The acquisition also adds over 1,000 competent staff to the FLSmidth organisation and strengthens its presence in several countries. FLSmidth Minerals, Dorr-Oliver Eimco and Krebs Engineers thus complement one another both technologically, geographically and culturally.

The integration of Dorr-Oliver Eimco and Krebs Engineers into FLSmidth Minerals has top priority and is progressing according to plan.

Effective 1 January 2007, the FLSmidth Group acquired KOCH Transporttechnik which is a world leader in materials handling systems for various industries and the worldwide market leader in pipe conveyors.

As at 2 April 2007, the FLSmidth Group also acquired the materials handling activities of US-based RAHCO International, Inc. which is the world's leading supplier of mobile materials handling systems that represent an economic alternative to traditional mining metods.

The acquisition of RAHCO International Inc. and of KOCH Transporttechnik positions FLSmidth Minerals as a global leader in materials handling systems for the minerals industry.

Increasing activity in Customer Services

Customer Services serves its customers in the cement and minerals industries as a lifelong partner. This entails customer support before, during and after establishing new plants - from the initial feasibility study, through installation, staff training and commissioning, to the subsequent operation, maintenance and optimisation of the facility. Customer Services activities include:

- Feasibility studies
- Mechanical, electrical and process services
- Troubleshooting
- Auditing and upgrading of existing production facilities
- Materials handling solutions
- Handling and firing of alternative fuels
- Installation and commissioning
- Modernisation and upgrading projects
- Wear parts and critical spare parts
- Training of customer personnel
- Operation and maintenance contracts (O&M)

Due to the buoyant demand for both cement and minerals worldwide, many existing production facilities are currently operating at full capacity, which increases the risk of overloading and unexpected breakdowns. Locally, there is therefore a great demand for spare parts and services for most of the FLSmidth

Group's products, and the strategy is to have local centres and representative offices that can provide the best possible customer support.

There is also a general trend among customers to focus on 'total cost of ownership' which means taking into account not only the initial plant investment, but also the subsequent running costs. The customers are increasingly asking for assistance with conversion, optimisation and expansion projects for existing facilities which may make them more competitive in terms of more stable production and higher availability as well as lower energy, operating and maintenance costs.

Long-term contracts under which FLSmidth takes responsibility for the day-to-day maintenance and operation of machinery and buildings at cement and minerals plants is a relatively new focus area for Customer Services. Minerals is at present responsible for the maintenance of two copper processing plants in Chile and based on a recent contract extension, the company expects to be well placed to sign similar contracts in the future. In Cement a parallel concept for the operation and maintenance of cement facilities has been developed, which resulted in the signing of the first five-year contract in September 2007.

The aim is to grow the Cement Services turnover in both Cement and Minerals by 10-15% per year. As a consequence, a focused effort is being made to develop new service concepts and products tailored to customers' needs.

Optimising the business model

Efforts are being made on several fronts to optimise the Group's competitive strength and business model.

Research and development continues to have high priority with a view to maintaining a technological edge on the competition.

Using the LEAN concept, a structured effort is being made to reduce the Group's lead times, initially in Cement. The aim in the longer term is to shorten the total duration of a typical cement project by one third. This means shorter delivery times for customers and less time consumption and fewer internal costs. The first results of this work were documented by the end of 2007, where the planning phase for all new cement projects was reduced by one month.

An ongoing effort is being made to identify and check the quality of new suppliers in low-cost countries to strengthen the Group's competitive position. About 20% of the Group's sourcing is today from low-cost countries. The aim is to increase sourcing from low-cost countries in the coming years as it becomes viable and without compromising high product quality.

In 2007, a centralised function was established with overall responsibility for strategic procurement. Among the results achieved in this field during 2007 have been the reservation of production slots for critical components in 2009 and 2010 at selected vendors and in some cases co-financing by FLSmidth of capacity expansion projects at strategically important suppliers through prepayments.

Increasing engineering in India

It is the objective to continuously build up the staff in India to ensure a sufficient basis for recruitment and maintain a competitive cost structure. The engineering operations in India have thus grown to a level of 1,991 permanent employees by the end of 2007, which marks a 44% increase on 31 December 2006 (1,386). A brand new office building, FLSmidth House, which can accommodate the many new employees in Cement and Minerals was inaugurated in Chennai in 2007.





FLSmidth Krebs and FLSmidth Dorr-Oliver Eimco equipment is installed at minerals plants worldwide, here in Peru and South Africa.

Global integration

As Cement and Minerals become more balanced in size and the Minerals business focuses more on projects and solutions, the two are becoming comparable business activities which to a large extent apply the same basic technologies, knowledge and resources. The aim in the longer term is therefore to strengthen the focus on integrating the Cement and Minerals activities to enhance utilisation of resources and knowledge sharing. In line with this development, the Minerals business in the spring of 2007 changed its name from FFE Minerals to FLSmidth Minerals and the FLSmidth name and logo is now part of all Cement and Minerals companies' identity.

Over the next three years, FLSmidth will invest a major sum in a new, integrated and optimised global IT platform which will ensure that all Cement and Minerals entities will eventually operate from the same basis and with the same systems where relevant.

Divestment of non-core businesses

In 2007, FLSmidth & Co. sold the last remaining activities outside the three overall business areas: Cement, Minerals and Cembrit. Maag Gear's marine and turbo gear business was sold to RENK AG, a German gear manufacturer, by the end of April and Densit was sold to Illinois Tool Works of the US by the end of October 2007.

Events occurring after the balance sheet date

After the balance sheet date FLSmidth & Co. has announced several new orders:

2 January 2008: FLSmidth signs a contract for equipment and engineering supplies valued at appromimately DKK 475m for a new Russian cement plant with a capacity of 3,500 tonnes clinker per day. The plant will be situated near the city of Kursk, some 700 km south of Moscow.

9 January 2008: FLSmidth wins a contract with the CRH Group, Ireland valued at approximately DKK 300m (EUR 40m) for machinery supplies for the expansion of a cement production line at the Grupa Ozarow cement plant in Poland, about 160 km south of Warsaw.

17 January 2008: FLSmidth signs a contract with a Russian company for machinery supplies for a new cement clinker production line with a capacity of 5,500 tonnes per day. The line will be built at an existing cement plant in Russia. The value of the contract is close to DKK 485m (slightly more than EUR 65m).

31 January 2008: FLSmidth Minerals signs contracts with the Chilean company Antofagasta Minerals S.A. valued at USD 50m (some DKK 257m). The contracts comprise supplies of crushing and grinding equipment for the production of copper, gold and molybdenum at the customer's Esperanza facility 150 km north of Antofagasta in Chile.

14 February 2008: FLSmidth Minerals signs DKK 785m contract with Aurox Resources Limited for a complete minerals plant and related port facilities for the treatment of magnetite iron ore in Australia.

Besides, in January 2008 FLSmidth & Co. issued two announcements due to publicity concerning potentially new contracts. According to the FLSmidth & Co. policy for announcing new contracts, contracts valued at more than DKK 200m are announced once the order becomes effective. This includes signing of the contract by both parties and exchange of guarantees plus prepayment by the customer.

Checking some installation details.





An FLSmidth Automation ECS control centre works round the clock at more than 500 cement plants worldwide.

Statement by the Board and Management on the Annual Report

We have today reviewed and adopted the Annual Report of FLSmidth & Co. A/S for the financial year 1 January to 31 December 2007. The Annual Report is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for annual reports of listed companies including the requirements of OMX Nordic Exchange Copenhagen for presenting the accounts.

We consider the accounting policies appropriate in order to give a true and fair view of the Group's and the parent company's assets and liabilities and financial standing as of 31 December 2007 and of the financial results of the Group's and the parent company's activities and their cash flows for the financial year 1 January to 31 December 2007. We submit the Annual Report for approval by the Company in general meeting.

Copenhagen, 28 February 2008

Corporate Management	Jørgen Huno Rasmussen *Group CEO*	Poul Erik Tofte *Group Executive Vice President (CFO)*	Bjarne Moltke Hansen *Group Executive Vice President*	Christian Jepsen *Group Executive Vice President*
Board of Directors	Jørgen Worning *Chairman*	Jens S. Stephensen *Vice Chairman*	Jens Palle Andersen	Torkil Bentzen
	Frank Lund	Jesper Ovesen	Johannes Poulsen	Bo Steffensen
	Søren Vinther			

The independent auditor's report

To the shareholders of FLSmidth & Co. A/S

We have audited the FLSmidth & Co. A/S Annual Report for the financial year 1 January to 31 December 2007 consisting of the Statement by the Board and Management on the Annual Report, the Management's review, the Profit and loss account, the Balance sheet, the Statement of the equity, the Cash flow statement and the notes, including the Accounting policies. The Annual Report is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for annual reports of listed companies.

The responsibility of the Board and Management for the Annual Report

The Board of Directors and the Management are responsible for preparing and presenting an Annual Report which gives a true and fair view in conformity with the International Reporting Standards as approved by the EU and with additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes planning, implementing and maintaining internal controls that are relevant for the preparation and presentation of an annual report which gives a true and fair view free of material misstatements, regardless of whether such misstatements are due to fraud or errors, as well as choice and adoption of appropriate accounting policies and accounting estimates which are reasonable in the circumstances.

Auditor's responsibility and the audit performed

Our responsibility is to present a conclusion on the Annual Report based on our audit. We have conducted our audit in accordance with Danish and international auditing standards. These standards require that we comply with ethical requirements and plan and conduct the audit to obtain a high degree of certainty that the Annual Report is free of material misstatements. An audit comprises procedures to obtain audit evidence for the amounts and information stated in the Annual Report. The procedures chosen depend on the auditor's judgement including an assessment of the risk of material misstatements in the Annual Report, regardless of whether such misstatements are due to fraud or errors. In assessing the risk, the auditor shall consider internal controls that are relevant for the Company to prepare and present an Annual Report which gives a true and fair view for the purpose of planning auditing procedures that are suitable in the circumstances, but not for the purpose of expressing an opinion on the efficiency of the Company's internal control. An audit also includes a statement of opinion on whether the accounting policies adopted by the Board of Directors and Management are appropriate, whether the accounting estimates made by the Board of Directors and Management are reasonable as well as an evaluation of the overall presentation of the Annual Report. In our opinion the audit evidence is sufficient and suitable as a basis for our conclusion.

Our audit did not give rise to qualifications.

Conclusion

In our opinion the Annual Report gives a true and fair view of the assets and liabilities of the Group and parent company and their financial position at 31 December 2007 as well as the results of their operations and their cash flows for the financial year 1 January to 31 December 2007 in conformity with the International Financial Reporting Standards as approved by the EU and additional Danish disclosure requirements regarding the annual reports of listed companies.

Copenhagen, 28 February 2008

Deloitte *Statsautoriseret Revisionsaktieselskab*	Erik Holst Jørgensen *State authorised public accountant*	Anders Dons *State authorised public accountant*

Group Board and Management




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Board of Directors

1 Bo Steffensen
Employee-elected member of the Board of Directors since 2006, age 46, engineer, Chief Lean officer. Shareholding in FLSmidth & Co. A/S: 199 shares.

2 Johannes Poulsen
Member of the Board of Directors elected at the General Meeting since 2002, age 65, MSc (Econ. and Bus.Adm.), CEO of BUUR INVEST A/S.
Executive posts: Chairman of the Boards of Directors of Wind Power Invest ApS and Global Wind Power A/S. Chairman of the Supervisory Boards of the Danish International Investment Funds IFU, IØ and IFV. Vice Chairman of the Boards of Directors of Eksport Kredit Finansiering A/S, Extend Reach Corporation A/S and Bukkehave A/S.
Member of the Boards of Directors of AXCEL Industriinvestor A/S, AXCEL II A/S, Bernhard Lauritsen Tarm A/S, VM Tarm A/S, A/S D.T.P., Dantherm A/S, the Export Credit Fund, JP/Politikens Hus A/S, Frandsen Lighting A/S, Frandsen Lighting Holding A/S, VerPan ApS, Skjern Papirfabrik A/S and S.P. Holding A/S. Shareholding in FLSmidth & Co. A/S: 0 shares.

3 Jesper Ovesen
Member of the Board of Directors elected at the General Meeting since 2005, age 50, State-authorised public accountant, Senior Executive Vice President and Chief Financial Officer of TDC A/S.
Executive posts: Member of the Board of Directors of Skandinaviska Enskilda Banken. Shareholding in FLSmidth & Co. A/S: 330 shares.

4 Torkil Bentzen
Member of the Board of Directors elected at the General Meeting since 2002, age 61, MSc (engineering).
Executive posts: Chairman of the Boards of Directors of Burmeister & Wain Scandinavian Contractor A/S, EUDP (Energy Development Demonstration Programme) and Klimakonsortiet (the Climate Consortium). Vice Chairman of Narvik Energi A/S, Norway and Statens og Kommunernes Indkøbsservice A/S. Member of the Boards of Directors of Mesco Denmark A/S and Siemens Aktieselskab, Denmark. Member of the Remuneration Committee. Shareholding in FLSmidth & Co. A/S: 600 shares.

5 Jørgen Worning
Chairman of the Board of Directors since 2002, age 67, MSc (engineering).
Executive posts: Chairman of the Board of Directors of Bang & Olufsen A/S, Alk-Abelló A/S. Member of the Remuneration Committee. Shareholding in FLSmidth & Co. A/S: 14.420 shares.

6 Jens S. Stephensen
Vice Chairman of the Board of Directors since 2002, age 65, MSc (engineering).
Executive posts: Chairman of the Boards of Directors of Bornholms-Trafikken A/S, Algoma Tankers (Denmark) A/S, Holm & Grut A/S, Avenue Teatret and Danish Airlease ApS. Member of the Board of Directors of the hedge fund Mermaid Nordic and Nordic Ferry Service A/S. Member of the Remuneration Committee. Shareholding in FLSmidth & Co. A/S: 142.800 shares.

7 Søren Vinther
Member of the Board of Directors elected at the General Meeting since 2005, age 64, mechanical engineer, Dipl.Bus.Admin.
Executive posts: Chairman of the Board of Directors of Weiss A/S. Vice Chairman of the Board of Directors of A/S De Smithske/Desmi. Member of the Board of Directors of Aalborg Portland A/S. Shareholding in FLSmidth & Co. A/S: 411 shares.

8 Frank Lund
Employee-elected member of the Board of Directors since 2006, age 46, MSc Elec.Eng., Grad.Dipl.EBA. Service sales engineer. Shareholding in FLSmidth & Co. A/S: 32 shares.

9 Jens Palle Andersen
Employee-elected member of the Board of Directors since 2006, age 58, BSc Elec.Eng., Project Manager, Power & Drives. Shareholding in FLSmidth & Co. A/S: 656 shares.




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Management:

1 Jørgen Huno Rasmussen
Group Chief Executive Officer of FLSmidth & Co. A/S since January 2004, age 55, MSc (engineering), Dipl.Bus.Admin. and PhD (Techn.Sc.).
Executive posts: Member of the Boards of Directors of Vestas Wind Systems A/S and SCION-DTU A/S.
Member of the Boards of Representatives of Tryg smba i Danmark, the Industrial Employers in Copenhagen and the Council of the Confederation of Danish Industries.

2 Christian Jepsen
Group Executive Vice President in FLSmidth & Co. A/S since October 2005. President and CEO of FLSmidth Inc. USA and overall responsible for the Group's Minerals activities. Age 49, MSc (Econ. and Bus.Admin.).
Executive posts: Vice Chairman of the Board of Directors of Industrial Automation Group A/S.

3 Bjarne Moltke Hansen
Group Executive Vice President of FLSmidth & Co. A/S since August 2002 with overall responsibility for the FLSmidth product companies and Customer Services in Cement, age 46, BSc (engineering).
Executive posts: Vice Chairman of the Board of Directors of GEO. Member of the Board of Directors of Dreisler Invest A/S.

4 Poul Erik Tofte
Group Executive Vice President and CFO of FLSmidth & Co. A/S since January 2003, age 51, MSc (Econ.) and Dipl.Bus.Admin.
Executive posts: Member of the Board of Directors of Dansk Kapitalanlæg.

Cement

At the construction site of a new FLSmidth cement plant in the Middle East the final touches are being put to the cement clinker silos.



Description of business

For the past 125 years, FLSmidth has been the leading supplier of complete production plants, equipment, machines, spare parts, know-how, service and maintenance to the global cement industry. The major cement projects are handled by the four FLSmidth Project Divisions which each cover their particular geographical region. Each project division has its own sales and proposal, procurement and project processing function. In addition, each division has its own engineering department responsible for overall planning and design of cement plant projects. Two project divisions are placed at FLSmidth's main office in Valby, Denmark, one project division is located in Bethlehem, Pennsylvania, USA, as part of FLSmidth's American subsidiary, and one project division in Chennai, India as part of FLSmidth's Indian subsidiary.

Global responsibility for technology, development and new design of the Group's key machinery is concentrated in a global organisation, Technical Division, to ensure that all projects worldwide maintain a consistent and high technological standard. The engineering work is carried out geographically in the Technical Division's three centres in Valby, Bethlehem and Chennai through a common IT platform. Specialist equipment and related services for the cement projects are supplied by the product companies Pfister, Ventomatic and Maag Gear.

Specialised elements of cement projects and minor modification projects are provided by other FLSmidth divisions, which also market their products and services direct to the cement and minerals industries. These divisions are FLSmidth Customer Services, FLSmidth Automation and FLSmidth Airtech.

Besides, FLSmidth MVT, which is a subsidiary organised within Minerals, supplies materials handling systems to the minerals and cement industries.

Most of the actual manufacturing of machinery and equipment is outsourced to subsuppliers. FLSmidth has its own manufacturing plant in Manheim, USA and a foundry in Chennai, India for the production of spare parts and a large 12,000 m² machine shop in Qingdao, China for the production of key components. Besides, Pfister has production facilities in Germany, Ventomatic in Italy and Maag Gear in Poland.

Demand for cement and cement production capacity

Cement produced by means of modern technology is a relatively homogeneous product with the price and the cement quality being two important sales parameters. It is also a heavy and voluminous product which is expensive to transport – especially by land. Generally speaking, it is therefore not profitable to transport cement by land over longer distances than 200 km. This means that cement production is to a large extent a local or a regional business. One exception is cement plants located in connection with port terminals from which transport can take place by ship. Freight rates therefore play an important role for the profitability of importing and exporting cement.

FLSmidth's targeted market is machinery, equipment and Customer Services for the global cement industry, primarily outside China, as over the last decade, the Chinese market has in fact only been accessible for western suppliers providing a number of niches of advanced machine types.

Historically, there is a clear connection between general economic development and cement consumption. Over the past twenty years, global cement consumption has on average increased by a factor of 1.2 times global economic real growth. With long-term global real growth outside China expected to be around 3-4%, multiplying this figure by a factor of 1.2 means that the



Alternative ideas for a cleaner future

Also known as 'Dr NOx', Lars Skaarup Jensen has a great deal of knowledge on emissions. Influenced by his university professor, Lars first came into contact with FLSmidth as a research student. Driven by the urge to unite knowledge and technology to achieve profitable goals, Lars wanted to do something that made a difference in the world and had values that made sense to him. Today, Lars is leading a team of innovative professionals who are the first to provide complete solutions in alternative fuels within the cement industry. "We have to address future needs," he explains. "And the future starts now."

Lars Skaarup Jensen – Manager, Alternative Fuels

coming years are likely to see an estimated growth in global cement consumption of 3.6–4.8%. It is expected that this growth will primarily take place in developing countries.

It is a cyclical market in which the investment climate among cement producers depends on local and regional supply and demand. Typically, cement capacity within a country will be expanded if cement consumption exceeds the local production capacity and it is not considered profitable to compensate for the lack of production by means of imports. Over time, the development in new capacity will follow the underlying increase in demand for cement, but whilst the underlying cement consumption develops continuously, the addition of new capacity happens incrementally.

With the expected growth in global cement consumption outside China being approximately 3.6-4.8% times the estimated global cement consumption, which is around 1.4bn tonnes, a minimum addition of approximately 50-65 million tonnes per year of new cement capacity outside China is necessary to match the growth in the underlying consumption. Besides, there is an ongoing need for upgrading and modernisation of already existing production capacity. Some regions have a very high proportion of old and outdated technology which will need gradual replacement by new and modern technology. A conservative estimate of the need for replacement of old technology with new and modern technology is around 10m tonnes per year which gives a total annual expected demand for 60 - 75m tonnes per year.

The global market for new contracted cement kiln capacity (exclusive of China) amounted to 125m tonnes per year in 2007.

Financial results for 2007

In 2007, FLSmidth posted an overall turnover within Cement of DKK 12,210m (2006: DKK 7,683m) and earnings before interest and tax (EBIT) of DKK 1,084m (2006: DKK 437m), corresponding to an EBIT ratio of 8.9% (2006: 5.7%). The turnover deriving from Customer Services (spare parts and services) amounted to DKK 2,380m (2006: DKK 2,020m) corresponding to 19% of the total turnover (2006: 26%) and a growth rate of 18% compared to 2006.

The total order intake amounted to DKK 15,789m in 2007, which represents an increase of 25% compared to 2006 (2006: DKK 12,649m). Order intake from Customer Services amounted to DKK 3,323m in 2007, which represents an increase of 37% on 2006 (2006: DKK 2,421m). The order backlog amounted to DKK 17,265m by the end of 2007, which represents an increase of 28% compared to 2006 (2006: DKK 13,531m).

CEMENT

DKKm	2006	2007	Change (%)
Order backlog	13,531	17,265	28%
Order intake	12,649	15,789	25%
projects	10,228	12,466	22%
aftermarket	2,421	3,323	37%
Turnover	7,683	12,210	59%
projects	5,663	9,830	74%
aftermarket	2,020	2,380	18%
EBITDA	534	1,215	128%
EBITDA ratio	7.0%	10.0%	
EBIT	437	1,084	148%
EBIT-ratio	5.7%	8.9%	
CFFO	667	1,184	78%

Developments in turnover and EBIT ratio


DKKm
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10%
8%
6%
4%
2%
0%
2005
2006
2007
Turnover
EBIT ratio

Geographical breakdown of turnover


100%
80%
60%
40%
20%
0%
2005
2006
2007
Europe
South America
Australia
North America
Africa
Asia

2007 saw a high level of activity in all the companies and their geographical units. Due to delivery times being up to two to three years the increase in order volume over the past one to two years is only to a limited extent reflected in the turnover. The order backlog compared to turnover (Book-to-bill ratio) amounted to 1.4 at the end of 2007 (at the end of 2006:1.8).

Prospects for 2008 - 2009

In 2008, turnover in Cement is expected to reach approximately DKK 13.5bn with an EBIT ratio of 9–10%. The global market for new contracted cement kiln capacity outside China is expected to amount to 100-125m tonnes per year in 2008, corresponding to unchanged high demand.

In 2009, turnover and EBIT ratio in the Cement segment is expected to be higher than in 2008.

Future outlook

Overall, the demand for equipment for the cement industry is expected to remain at a historically high level in the coming two to three years, due to high economic growth in a number of developed countries. In the longer term, the demand for cement kiln capacity is expected to reach an anticipated future sustainable volume of approximately 60-75m tonnes per year, which is twice the average of the previous decades.

The development in demand for new contracted kiln capacity is used as an indicator of the development in the overall demand for equipment and services for the global cement industry. The kiln system, however, which includes preheater/calciner, kiln and cooler accounts only for around 25% of the value of a cement production line and in addition the lifetime of a kiln is generally longer than the other equipment due to a low level of wear. The demand for other equipment and services, spare parts, modernisation and upgrade projects, expansion of bottlenecks, etc. does not necessarily follow the same demand curve.

This means that the development in demand for cement kiln capacity is only an indicator of the overall capital investments in the cement industry.

Besides, there are large differences in the turnover of an order for the same kiln capacity between different regions. The average order volume for example is relatively low in India, whereas the opposite is the case in more developed economies.

These are some of the major reasons why the development in the realised order intake in DKK does not follow the same development as the order intake measured in kiln capacity (million tonnes per year), neither when going up nor when going down. This is illustrated by the curves below showing the indexed development in FLSmidth's order intake in cement since 1999 measured in value (DKK) and kiln capacity (million tonnes per year) respectively.

Market trends in 2007

In 2007, the market for new contracted cement kiln capacity outside China amounted to 125 million tonnes per year. In 2007, the demand for new capacity was more geographically diversified than in previous years. This is due to the fact that growing cement consumption and increasing demand for cement production capacity in different regions are driven by various independent macroeconomic factors, including high oil and commodity prices, low interest rates, outsourcing of western production, population growth, industrialisation and urbanisation. These factors mean that purchasing power is shifting from the western

Indexed development in order intake in Cement (Basis year 1999)



400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
Order intake (Kiln capacity)
Order intake (Value DKK)

Historical trend in new kiln capacity (excl. China)



mty
160
140
120
100
80
60
40
20
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Asia (excl. China & India)
Latin America
India
Europe
Middle East
Russia
North America
Africa

industrial nations to the rest of the world. These countries are seeing a rapid expansion of the middle class, which is the main driver of their economic growth.

In 2007, the largest markets for new capacity were India, the Middle East and Africa. In India, high economic growth means increasing demand for cement for both infrastructure and commercial and residential construction. In the Middle East and Africa the demand for cement and new capacity is primarily driven by high oil prices which result in high gross domestic product and increasing cement consumption. The high oil prices are also the primary driver behind the strong economic growth in Russia.

Activity in Europe has primarily been concentrated in Eastern Europe, Spain and Ireland. In North America the demand for cement decreased in 2007 due to a slow-down in residential construction. However, the demand for new cement capacity in USA remains high, as around 20% of cement consumption is covered by imports which have become less profitable due to high freight rates and the low USD rate.

South America is seeing increasing economic growth as a result of high commodity prices and resulting increasing gross domestic product in countries with significant mineral deposits. This has resulted in a rise in cement consumption and demand for new cement production capacity.

Among the customers, consolidation of the major cement producers continued in 2007. In addition, these customers were more active than previously in adding new capacity to the market. In 2007, the five major global cement producers accounted for 16% of FLSmidth's total order intake in Cement (2006: 22%).

The cement producers are to a larger extent than previously beginning to focus on "Total Cost of Ownership" which means that not only the initial investment but also the total costs incurred over the investment's life time are taken into account. Factors such as faster supply, lower energy consumption, higher effective production time, lower emissions and lower maintenance costs, etc. are therefore important parameters in the purchase decision process.

Competition

In 2007, FLSmidth's market share was 29% exclusive of China in terms of new contracted cement kiln capacity. The competitive situation is almost unchanged compared to 2006, FLSmidth being the market leader.

Market shares 2007 based on global contracted kiln capacity (excl. China)


16%
24%
12%
19%
29%
Sinoma
Polysius
FLSmidth
KHD
Others
(incl. other Chinese)

Strategic focus areas in Cement

Increasing activity in Customer Services

It is FLSmidth's aim in the years ahead to increase turnover in the Customer Services segment by 10-15% per year to create stable and continuous earnings, which can reduce the exposure to cyclic movements in the demand for new capacity. As a consequence hereof, a focused effort is being made to develop new business areas based on the customers' needs. These include complete solutions for the handling of alternative fuels and operation and maintenance contracts, which are projects initiated in 2006-2007 and where new contracts have already been signed.

Shorter delivery times

By means of the LEAN concept a dedicated effort is being made to reduce the Group's delivery times. In the longer term, the aim is to reduce the overall duration of a typical cement project by one third. This means shorter delivery times for customers and less time consumption and fewer internal costs. The first results of this work were documented by the end of 2007, where the planning phase for all new cement projects was reduced by one month.



Operation and Maintenance Services – providing the full solution

Stimulation and new tasks are the elements Samir Idris looks for in his work. "I'm always looking for a challenge. No two days should be the same," he says. An expert in building and running cement plants, Samir is using sales and marketing resources to establish FLSmidth as a leader in providing outsourced O&M services to the industry. FLSmidth's comprehensive Design Build Operate approach supports customers during the process of establishing a new cement plant and beyond. "We offer a full solution based on knowledge and trust. We never back down. That is our strength."

Samir Idris – Business Manager, Operation and Maintenance

Minerals

FLSmidth Minerals

FLSmidth Minerals offers a complete selection of engineered products that can be applied to the various phases of mining and ore processing activities such as underground mining operations, minerals processing and treatment of mine wastes. In addition, FLSmidth Minerals products handle all types of products including base metals, precious metals and other minerals including limestone, coal and oil sands.

To successfully compete in today's challenging world economy, customers require innovative solutions to make their plant operating systems function at peak efficiency. Utilising the latest in equipment technology, resources, and materials, FLSmidth Minerals delivers solutions and equipment that meet the customers' needs.

Description of the business

By integrating the three companies (FLSmidth Minerals, Dorr-Oliver Eimco and Krebs Engineers) FLSmidth Minerals will offer its customers a unique value proposition on all fronts.

With the slogan 'One partner – One source' it is the intent to move FLSmidth Minerals from being a product supplier to also becoming a solutions and systems supplier within any given flow sheet in the minerals processing industry supported by a world class product range.

With the state-of-the-art products and services that reside within FLSmidth Minerals, the company can configure complete flow-sheet solutions based on proprietary technology. By taking advantage of the significant amount of engineering know-how, systems and resources within the global FLSmidth organisation, FLSmidth Minerals today offers systems that will add significant value to its customers in terms of technology and faster time-to-market.

To support the company's strategy as well as successfully execute the current historically high backlog and allow for further growth, FLSmidth Minerals has developed a new organisational structure. Three regional divisions covering North and South America (AMER), Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC) will act as the front office supported by global technical and commercial product specialists backed by integrated units and back offices.

The regions and the local entities employ a total of 3,290 persons in 30 countries. The company headquarters is located in Bethlehem, Pennsylvania, USA with major representations in Australia, India, China, Russia, Denmark, Germany, UK, Italy, South Africa, USA, Canada, Brazil and Chile.

As FLSmidth Minerals is primarily an engineering company with limited in-house production, the majority part of manufacturing has been outsourced to sub-suppliers. However, certain key products are being manufactured through own workshops in countries such as USA, South Africa, Australia and Germany.

2007 marks the first decade in the history of FLSmidth Minerals as a separate FLSmidth company, and since 1997, when FLSmidth consolidated its Minerals operations into a single company, the turnover has climbed from approximately DKK 400m to approximately DKK 6,400m.

Global demand for minerals

Substantially larger than the market for cement, the minerals market is experiencing massive growth resulting from social changes in developing countries, where expansion of the middle classes has been accompanied by an explosive demand for mineral and metal based consumer goods.

FLSmidth Dorr-Oliver flotation cells, here at a mine in South Africa, save costs and require less maintenance.









Finding new paths to better solutions

"I like putting on my running shoes and finding a challenging terrain," Dariusz Lelinski says when describing how he spends his spare time in the mountains of Utah. This is also typical of his career as an instructor and innovator in flotation. Dariusz' expertise is part of FLSmidth Minerals' new expanded platform which combines all the industry's leading flotation technologies. In several other fields he is an important industrial pioneer and is deeply involved in developing better instruction and training methods, creating complete solutions for customers and establishing more robust production lines.

Dariusz Lelinski
– Flotation Product Development Manager, Minerals





FLSmidth RAHCO mobile materials handling systems are used in mining operations, for example in South Africa

Increasing purchasing power and number of global consumers continue to be the primary driver impacting the growing global demand for minerals. Major secondary drivers are increasing urbanisation and industrialisation and the investment by the Western World in human resources in India, China and the remaining part of Asia. The World Bank anticipates that the steadily growing middle class in developing countries will increase from approximately 400m people today to around 1.2bn people in 2030. This will inevitably lead to an increasing global demand for minerals.

Today, China is clearly the world's largest consumer of raw materials with a share of around 30% of total global demand for many minerals. The political and financial situation in China therefore has a major impact on the future demands.

The world's second largest consumer of raw materials is the USA. Recession fears in the USA may have an adverse impact on the pricing of and demand for certain raw materials. However, USA has in recent years become a less important driver of global demand, and there are no signs of slowing demand for equipment and services from the global mining and minerals industries as a whole.

Financial results for 2007

Minerals delivered a turnover in 2007 of DKK 6,430m (2006: DKK 3,276m) and earnings before interest and tax (EBIT) of DKK 553m (2006: DKK 258m) corresponding to an EBIT ratio of 8.6% (2006: 7.9%). Before the effect of purchase price allocations related to GL&V Process of DKK -143m, the EBIT result was DKK 696m corresponding to an EBIT ratio of 10.8%.

The turnover in 2007 is DKK 0.6bn lower than expected at the end of Q3, due to the timing of income recognition in Minerals in 2007. This, however, will have a positive impact on 2008 because the activities are just postponed into 2008.

Turnover related to services and spare parts amounted to DKK 1,609m (2006: DKK 954m) equivalent to 25.0% (2006: 29.1%) of total turnover and an increase of 69% over last year.

Growing middle class in developing countries


Million people
1,400
1,200
1,000
800
600
400
200
0
2000
2030
Year
East Asia
Europe and Central Asia
Latin America
Middle East
South Asia
Africa

Source: World Bank

The order intake rose by 45% to DKK 8,543m (2006: DKK 5,885m). The order intake related to the aftermarket (services and spare parts) amounted to DKK 1,924m, which is an increase of 80% compared to 2006 (2006: DKK 1,071m). By the end of 2007, Minerals had a historically high order backlog of DKK 8,777m (end of 2006: DKK 4,733m). The order backlog in relation to turnover (Book-to-bill-ratio) amounted to 1.4 by the end of 2007 (2006: 1.4).

GL&V Process contributed a turnover of DKK 1,199m and earnings after tax of DKK -129m from 10 August 2007 to year end (including recognition of the effect of purchase price allocations of DKK -143m).

Minerals

DKKm	2006	2007	Change (%)
Order backlog	4,733	8,777	85%
Order intake	5,885	8,543	45%
Projects	4,814	6,619	38%
Customer Services	1,071	1,924	80%
Turnover	3,276	6,430	96%
Projects	2,322	4,821	108%
Customer Services	954	1,609	69%
EBITDA	297	747	152%
EBITDA ratio	9.1%	11.6%	
EBIT	258	553	114%
EBIT ratio	7.9%	8.6%	
EBIT adj.	258	696	170%
EBIT ratio adj.	7.9%	10.8%	
CFFO	499	180	(64%)

Prospects for 2008-2009

Based on favourable market conditions and a historically high order backlog, a turnover of DKK 11.5bn and an EBIT ratio of approx. 11-12% (before effect of purchase price allocation related to GL&V Process) are expected for 2008. Effect of purchase price allocations regarding GL&V Process in 2008 is approximately DKK -270m.

In 2009, Minerals expects higher turnover and EBIT ratio than in 2008.

Metals prices, driven mainly by growth in China, are forecast to remain well above the thresholds needed to justify investments in new mineral process capacity, even if the USA dips into recession. Therefore, the current high demand for FLSmidth Minerals technology is expected to continue.

Despite the consolidation in the industry the minerals producers expect that 2008 will see a high level of investment activity, particularly in iron ore, copper and gold.

Acquisitions in 2007

2007 was the year where FLSmidth embarked on its largest acquisition ever, viz. GL&V Process. Strategically, FLSmidth aims to balance its Cement and Minerals activities. Through the acquisition of GL&V Process (Canada) and RAHCO International Inc (USA) and KOCH Transporttechnik (Germany) FLSmidth Minerals has made a major step towards fulfilling the growth objective.

GL&V Process represented by Dorr-Oliver Eimco and Krebs Engineers is a strategically perfect match for FLSmidth Minerals in particular because of the complementary state-of-the-art

Historical trend in turnover and EBIT ratio


DKKm
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
15%
10%
5%
0%
2005
2006
2007
Turnover
EBIT ratio (adj.)

Geographical breakdown of turnover


100%
80%
60%
40%
20%
0%
2005
2006
2007
Europe
South America
Australia
North America
Africa
Asia

technology and geographic and cultural fit that it represents. Add to that the significant aftermarket activity of GL&V Process.

FLSmidth Minerals has traditionally been an expert in crushing, grinding and pyro technologies, whilst GL&V Process (Dorr-Oliver Eimco and Krebs Engineers) has specialised in the downstream separation processes. Together, their products represent one complete process technology from the processing of raw materials to the extraction of minerals.

FLSmidth Dorr-Oliver Eimco have long been major pioneers and leaders in liquid/solid separation solutions. These well known, highly reputed companies and brand names each record over 100 years of technical innovation in the minerals processing industry worldwide.

FLSmidth Krebs is the world's leading provider of hydrocyclone separation and severe-duty slurry pumping solutions and has been serving process industries since 1952.

FLSmidth Krebs is recognised globally for its knowledge and expertise in the use of hydrocyclones for the recovery and classification of solids, removal of oil from water and slurry pumping in some of the most challenging process environments.

With this added expertise and strength, FLSmidth Minerals now combines longevity with one of the world's largest installed bases of original equipment operating under such well-known trademarks as Dorr-Oliver, Eimco, Shriver and Wemco, brands that have long been synonymous with know-how, reliability and performance.

Having FLSmidth Dorr-Oliver Eimco and FLSmidth Krebs joining FLSmidth Minerals' global operations provides customers with an enhanced range of products, technologies, and services unmatched in the processing industries. Few other liquid/solid separation suppliers can offer such a broad range of equipment and processes for industrial and environmental applications.

The integration process has high priority and is proceeding according to plan.

The products and services of FLSmidth Dorr-Oliver Eimco and FLSmidth Krebs meet the needs of many industries such as metal and ore processing, pulp and paper production, the energy sector, the chemical, petrochemical and food processing industries, as well as various other segments.

The acquisition of RAHCO International Inc. brings state-of-the-art design and service of bulk handling systems for mining, aggregate, and bulk solids industries. The product line includes mobile conveyors, radial stackers, fixed/overland conveyors and at-the-face mining conveyors representing viable and economic alternatives to traditional mining metods.

Combined with the acquisition at 1 January 2007 of KOCH Transporttechnik, this positions FLSmidth Minerals among the leading providers in materials handling solutions for the minerals industries, with the ability to offer large-scale taylormade and energy-efficient mobile crushing and conveying equipment used in mining operations.

Today, FLSmidth Minerals is thus among the global market leaders in crushers, mills, hydrocyclones, flotation, sedimentation, materials handling and calcination. FLSmidth Minerals has the ability to offer the market complete solutions covering the entire process from the processing of raw materials to minerals extraction. This is a unique value proposition to customers, since FLSmidth Minerals is the only supplier able to offer the entire flow sheet with proprietary and market-leading equipment.

Global demand for new production capacity

2007 was an extremely active year for investments in the minerals industry due to the continuing rise in mineral prices as a result of growing demand, especially from China, combined with insufficient investments in exploration and mining of minerals over a number of years. Based on the continuing buoyant demand for minerals and record levels of investment budgeted by the mining companies, the order intake in Minerals is expected to increase during the coming two years.

As the different ore bodies are being exhausted in terms of ore quality, future investments will call for larger capacity investments and new technology. To support the same, FLSmidth Minerals has dedicated significant research and development resources to further support and develop state-of-the-art technology that will add value to customers' mining operations. Keywords such as reliability, uptime, lower emissions and reduced energy, maintenance and operational costs are part of FLSmidth Minerals' value proposition as it looks to constantly minimise the customers' total cost of ownership.



Out-of-the-box innovation

When he is not taking motorcycles apart and putting them back together again, Glenn Davis is using his out-of-the-box ideas to bring cutting-edge technologies to the forefront of the mining industry. Well known for his Triple Track Mobile Sizer (TTMS) design, Glenn constantly challenges himself to come up with better ways of problem solving. His passion for 'making things better' led to the new TTMS, which for the first time, offers mobility and flexibility in an integrated conveyor system. 'Why didn't I think of that' is the phrase he strives to evoke through his innovative designs.

Glenn Davis – Senior Concept Designer/Engineer, FLSmidth Minerals RAHCO

Minerals

Sedimentation equipment for gold in South Africa.





FLSmidth Minerals systems at the world's largest copper mine, Escondida in Chile, process 350 million tonnes of material per year.

2007 saw a geographically widely based market spread for FLSmidth Minerals with major orders being received for the extraction of notably ferro nickel / iron ore, coal, bauxite and copper.

Order intake in 2007 split up into type of mineral


11%
12%
4%
11%
16%
10%
4%
32%
Bauxite
Copper
Gold
Energy
Ferro nickel / iron ore
Coal
Platinum
Other

Competition

With regard to the competition, FLSmidth Minerals is up against different competitors in various product and mineral segments. Overall, FLSmidth Minerals is among the two leading equipment suppliers within all its main business segments.

Strategic focus areas within Minerals

The overall strategic objectives are:

- Controlled growth – both organically and through acquisition of new technologies
- Increased aftermarket activities
- To enhance FLSmidth Minerals' value proposition and continuously meet the customers' expectations. In a market with limited supply and strong demand it is particularly important to build strong relations with key customers and suppliers, which can lead to mutually advantageous agreements and make it easier to predict future needs and wishes.
- To ensure up to date business systems including engineering tools and other productivity enhancing procedures such as Lean
- Transform FLSmidth Minerals from a traditional product supplier to a systems supplier since the company now covers the entire value chain of a typical mineral processing plant with technologically world-class equipment.

Increased aftermarket activities

A focus area for FLSmidth Minerals is to constantly grow its aftermarket activities and the target has been set at an annual growth rate of 10-15%. Several of the acquisitions made in recent years have been specifically targeted at the aftermarket. Most of our company's engineered products have a large local aftermarket and a key strategy is to have local facilities and representations in order to enable the best possible customer service in order to capture the important aftermarket business.

The availability of spare parts is a vital component in mining operations and similarly is the rebuild, optimisation and upgrades of existing production plants that make significant contributions to customer competitiveness.

Another potential area of growth within the aftermarket activities are the comprehensive service and maintenance contracts. Currently, FLSmidth Minerals is engaged in fulltime daily maintenance of machinery and buildings at both the Collahuasi and the Los Pelambres copper concentrators in Chile and it is expected that FLSmidth Minerals based on a very successful extension of the latter contract will be able to enter into similar contracts.



Relationship Building with a "Can Do" Approach

Bob Robinson is one of FLSmidth's most versatile customer service professionals, moving between diverse roles with ease. He has modernised field services, played a key role in a rebuild programme for existing equipment and is helping improve controls on the Automated Filter Press. His "can do" attitude and ability to handle problems, train staff and build customer relationships has earned Bob great respect. He can be sent anywhere in the world to work on any equipment and handle all electrical, mechanical and structural challenges. According to Bob, nothing is impossible.

Bob W. Robinson – Senior Field Service Engineer, Customer Service

Cembrit

Cembrit is Europe's second largest producer and distributor of fibre cement products. Its main product lines are flat sheets for interior and exterior cladding of facades, walls and ceilings and corrugated sheets and slates used primarily as roofing materials.

Cembrit is a European company headquartered in Aalborg, Denmark. The Group has production and sales operations in the Czech Republic, Finland, Poland and Hungary in addition to sales offices in Denmark, the UK, France, Holland, Norway, Sweden, Slovakia, Germany and Rumania. Most of the company's turnover is generated from activities outside Denmark (in Europe), and the majority of the 1,098 staff are employed in the company's foreign subsidiaries.

New name

As from 28 February 2008, Dansk Eternit Holding A/S has changed its name to Cembrit Holding A/S (in the following called 'Cembrit'), and as from the same date the Danish subsidiary Dansk Eternit A/S has changed its name to Cembrit A/S. During 2008, the rest of the company's subsidiaries will be renamed so that all are named either Cembrit or include Cembrit as part of their name.

The Cembrit name originates from the export business initially launched by Dansk Eternitfabrik in the 1930s. It is today a strong brand in several markets.

The name change marks the launching of a common European brand that will reinforce communication with the market and help to sharpen the profile of both the company and the fibre cement product.

The purpose of the name change is to emphasise the development of Dansk Eternit Holding over the past 10 - 15 years from being a Danish to becoming a European group with companies and activities in most parts of Europe and to position it for continued growth based on a new, strong, common and visible corporate identity.

The *Cembrit* brand marks the beginning of a new era which will see continued focus on innovative and durable products, a high level of service and an organisation that is dedicated to expanding and developing the fibre cement segment in Europe as a platform for continued growth of the business.

Development in activities and financial results in 2007

In 2007, Cembrit recorded a turnover of DKK 1,419m (2006: DKK 1,216m) and earnings before interest and tax (EBIT) of DKK 124m (2006: DKK 81m), corresponding to an EBIT ratio of 8.7% (2006: 6.7%). The first part of the year normally reflects the winter season in Europe, but this was not the case in 2007. On the contrary, from the end of 2006 the market continued to be extraordinarily buoyant for the time of year, and this high level of activity remained constant throughout 2007.

Despite the overall surplus capacity in Europe, Cembrit's high volume of sales in 2007 resulted in an imbalance between capacity and demand in certain segments. Cembrit responded by expanding capacity, both at its own facilities and via partnership arrangements. In April 2007, the plant in Finland opened a new flat sheet production line.

Cembrit





CemLit produces and markets a wide range of fibre cement products in Europe. Pictured here are flat sheets for external cladding of facades.

Cembrit





In 2007, Cembrit was successful in practically all the markets served, but it became obvious that lack of production capacity was preventing the company from providing optimum service to customers in certain product and market segments.

The earnings for 2007 and the profit growth show that Cembrit is progressing according to plan.

Facade cladding

Sales of facade cladding (flat sheets) saw continued progress in 2007. This applies both to the traditional markets and applications and to new fields of use.

2007 saw a continuing effort to develop the range of products for facade cladding, this being considered a significant means of growing this business segment.

Interior cladding

The interior cladding (flat sheets) business is progressing successfully and in 2007 continued to win market share at the expense of substitutable materials, particularly for applications where the higher strength and better moisture resistance of fibre cement ensure longer service life and fewer problems.

Roofing materials

Sales of roofing materials (corrugated sheets, slates and accessories) made good progress in most markets.

The European roofing markets are seen to offer considerable opportunities for long-term expansion of the fibre cement segment in terms of market growth and higher market share for fibre cement products.

Developments in turnover and EBIT ratio


DKKm
1,600
1,400
1,200
1,000
800
600
400
200
0
10%
8%
6%
4%
2%
0%
Turnover
EBIT ratio

Geographical breakdown of turnover


100%
80%
60%
40%
20%
0%
2005
2006
2007
Denmark
Europe
(excl. Scandinavia)
Other
Scandinavia
(excl. Denmark)





Fibre cement products are used for a variety of purposes, for example roofs and facades

Prospects for 2008

The main focus areas for 2008 are primarily continued profitable and controlled growth through optimisation and expansion of the distribution and production network in Europe and an intensified effort to develop the fibre cement segment.

For 2008 Cembrit expects a turnover of approximately DKK 1.5bn and an EBIT ratio of approximately 9%.

Competition in the European fibre cement market has intensified over the last couple of years and is characterised by fewer players. Cembrit wishes to play an active role in the ongoing consolidation and rationalisation of the European fibre cement industry.

The private construction sector is under pressure in several parts of Western Europe, and there is general uncertainty as to how much activity will drop in these markets. Meanwhile, the fight for market share is building up both within and outside the fibre cement segment. Irrespective of these developments, Eastern Europe and Russia expect to see growing demand in the coming years. Cembrit therefore expects to continue to grow both organically and through acquisition in existing and new markets, and the company is planning another flat sheet line at the plant in Finland as well as a currugated sheet line at the plant in Poland. To support the development of innovative and high-value products, the company has also started to build a new painting line at its Finnish plant. 2008 is expected to see total investments in expansion of production capacity to the tune of DKK 175m.

Production index – the European Building and Construction Sector – Base year 2000


114
112
110
108
106
104
102
100
98
96
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
EU25

Source. Eurostat

Commercial risks

Risk Management

The Group has established a central Risk Management department and appointed risk management officers in all divisions and subsidiaries. This function is supported by a Risk Management policy approved by the Board of Directors. The purpose of the Risk Management function is to systematically identify and control risks affecting the Group's activities, assets and employees. Responsibility for this function is placed with the individual divisions and subsidiaries.

Cement and Minerals activities

A substantial part of the FLSmidth Group's turnover and earnings is based on orders received, so the intake and processing of orders from the cement and mineral industries have a decisive effect on developments in cash flow and net result.

The time of processing major projects may vary and sometimes extends up to 2-3 years. It should therefore be noted that developments in order intake, turnover, earnings and cash flow in each quarterly period do not necessarily reflect the underlying general trend.

As part of the Group's systematic risk management effort, sales, project and legal staff work closely together in assessing the contractual aspects of the project before a proposal is submitted. In all major projects, risk analysis takes place both at the proposal and at the implementation stage to continuously identify, control and report on any risks related to the projects.

The engineering companies operate on a global basis, often in developing countries and in countries that pose considerable political risks. The Group has many years of experience in handling the consequent exposure and closely monitors the projects and the external factors that affect them. In the event of emergencies, contingency plans have been drawn up to protect the safety of the employees. In cases where it is considered necessary and feasible, insurance is taken out to cover political risks.

Sourcing

Project costs depend on world market commodity prices, primarily those of steel and copper. These risks are hedged by coordinating, wherever possible, the duration and terms and conditions of offers submitted to and by FLSmidth. These risks are contractually transferred to the customers where possible.

The Group outsources most of the manufacturing of machinery and equipment to subcontractors. The Group's lead times are therefore highly dependent on the capacity of the subcontractors and their access to raw materials. Close contact is therefore maintained with our subcontractors to ensure both security of supply and the shortest possible lead times. The financial consequences of delays cannot always be fully transferred to the subcontractors responsible.

Quality assurance

FLSmidth has implemented a quality assurance system that complies with the international ISO 9001:2000 standard. The system is continuously maintained and improved. The system has been certified by Lloyds Register Quality Assurance who also audit the system twice a year.

The system describes the measurement and analysis of customer satisfaction, processes and products and gives guidelines for description and management of discrepancies, improvements and preventive and corrective actions.

Other activities

The turnover of Cembrit is highly dependent upon the trading conditions in the European construction sector. All production units apply certified quality management systems and a systematic effort is made to lower the risk incurred by the units.

Cembrit makes provisions for anticipated warranty liabilities within the warranty periods for various products in the respective markets. Because warranty periods are lengthy and specific for each industry, the provision is subject to some uncertainty and is based on the best possible estimate from time to time.

Insurance

It is Group policy to pass on the risk of disaster losses to insurance companies. Besides, insurance has been taken out to cover risks where this is statutory. Insurance coverage is a function of the loss scenarios that have been identified in collaboration with the Group's insurance consultant and the insurance products available on the market.

As part of the insurance contract, relevant production units have been audited by external risk engineers. Reports have been drawn up containing risk descriptions and recommendations for risk improvements. The implementation of these risk improvements is continuously monitored. The size of the deductible under insurance plans is based on optimising the balance between the insurance premium and FLSmidth & Co.'s acceptance of risk and financial strength.

Financial risk management

The overall framework for managing financial risks is decided by the Board of Directors. It is Group policy that all major financial risks should be identified and appropriately hedged. Financial management comprises the Group's currency, interest, liquidity and credit risks as well as its capital structure and financial resources.

It is Group policy that all significant commercial currency and interest rate risks should be hedged not later than the date when a contract becomes effective.

The Group did not fail to perform nor default on loan agreements in 2007 and 2006.

Currency risks

The Group's currency risks derive from the impact of exchange rates on future commercial payments and financial payments. The Group is exposed to the risk of exchange rate changes from the time when a contract becomes effective, the customer bearing the exhange rate risk until that date as stipulated by exchange rate clauses incorporated in the proposal documents. The Group generally hedges transaction risks and uses forward contracts and currency options to hedge the exposure on contracts. The Group's main currencies for commercial purposes are EUR and USD. Other things being equal, a 1% EUR and a 10% USD exchange rate change will have an impact on equity amounting to DKK 25m and DKK 254m, respectively, and an impact on the profit amounting to DKK 2m and DKK 21m, respectively.

The translation of profit and loss account and balance sheet items from the currency in which subsidiaries report their financial results into DKK is also affected by exchange rate changes, because translation risk is not hedged.

Interest rate risk

The Group's interest rate risk consists of the sensitivity of the interest items to changes in the level of interest and the effect of interest rate changes on the market value of consolidated balance sheet items. The interest rate risk is based on the net position in different life intervals and is hedged by the use of financial instruments. As at 31 December 2007, 97% of the Group's interest-bearing debt carried a variable rate of interest. Other things being equal, a one percentage point increase in the interest rate will increase the Group's yearly net interest expenses by DKK -14m (2006: DKK 28m increase of net interest income).

Risk limits

Currency and interest risks at corporate level are controlled by means of Value at Risk (VaR) techniques and scenario analyses, and the risks are hedged by means of financial instruments. The risk limit for open currency and interest positions is set at a Daily Earnings at Risk (DEaR) maximum of DKK 4m with 99.6% probability for both currency and interest positions.

Liquidity risks

The purpose of the Group's cash management is to ensure that the Group at all times has sufficient and flexible financial resources at its disposal. The Group manages its liquidity risk through cash pool systems in various currencies and by having short-term overdraft facilities with various financial institutions. As part of its financial resources, the Group has entered into committed financial facility arrangements. These facilities contain standard clauses such as pari passu, negative pledge and change of control. At 31 December 2007, the Group had withdrawn EUR 245m from Change of Control clause facilities. The clause entails that the debt must be repaid by the next interest payment date, however not later than six months after the lender has notified Change of Control, which must take place at 45 days' notice.

Credit risks

Credit risks incurred from trade debtors are generally managed by continuous credit rating of major customers and trading partners. No single customer accounts for more than 5% of the order intake. The maximum credit risk related to financial assets corresponds to the accounting value including write-downs. In cases where there may be a risk of loss, a write-down will be made based on individual assessment.

The use of financial instruments entails the risk that the counterparty may not be able to honour its obligations on reaching maturity. The Group minimises this risk by limiting its use of financial institutions to those with a high degree of creditworthiness. Besides, the Group has set a limit for the amount owed to it by any particular bank. Credit risks on other counterparties than banks are minimised through the use of letters of credit, guarantees and rating of customers from time to time.

Capital structure and financial resources

It is the Group's aim at all times to have a sufficiently sound balance sheet in relation to the underlying operating results so that it is always possible to provide sufficient and the necessary credit and guarantee facilities to support the commercial operations.

The long-term goal is therefore to maintain an equity ratio of 30%. At 31 December 2007 the equity ratio amounted to 21%.

In the short and medium term, the Group's financial net debt is to represent between one and three times earnings before special non-recurring items depreciation and amortisation (EBITDA). Financial net debt is defined as "interest-bearing net debt adjusted for guarantees issued". At 31 December 2007 the financial net debt amounted to 3.8 times EBITDA.

As the underlying business is to a large extent based on projects and orders, there may be major time lags in the cash flow from operating activities. It is therefore necessary to have financial resources in the form of cash and/or credit facilities to absorb any fluctuations.

Research and development

The FLSmidth Group pursues an active research and development programme which reflects the aim of being the preferred partner and leading supplier to the global cement and minerals industries. The goal of this programme is to launch at least one new main machinery or process invention or improvement every year.

With the greater focus on CO_2 and the increasingly stringent emissions regulations that are foreseen in the world markets, FLSmidth continues to place resources to develop solutions to meet the future challenges faced by our customers.

The Group's research and development activities take place both at a central level within the project centres and at a local level within the Group's various product companies. Development activities are being complemented by acquisition of enterprises having new and fully developed technology.

It has been decided to strengthen the research and development programme in both Cement and Minerals to achieve synergies based on a coordinated effort. In this context, a vice president with overall responsibility for research and development in FLSmidth's global cement activities has been recruited externally and the present research and development manager is taking over the post of head of research and development in FLSmidth Minerals.

In 2007, overall research and development investments amounted to DKK 210m (2006: DKK 169m), corresponding to 1.1% of the turnover (2006: 1.4%). In addition, project financed development has taken place in cooperation with customers. In 2007, the company was unable to spend all budgeted funds on research and development due to a lack of engineers with relevant experience.

R & D projects

Cement

The overall development activity continues at a high level, with focus on enhancing our existing product portfolio, as well as investment into the development of new technologies and solutions.

In the fourth quarter of 2007, FLSmidth entered into a research project with scientists from the Technical University of Denmark (DTU). The project will research ways to make cement production more environmentally friendly through reduced energy consumption and lower CO_2 emissions. The project is backed by the Danish National Advanced Technology Foundation with a grant for DKK 25m.

Several developments within our Pyroprocessing equipment portfolio were also released to the market. The new generation DUOFLEX burner – with advanced features to enhance combustion of alternative fuels as well as improve maintainability, was released. A new HRB (Hydraulic Roll Breaker), Tertiary Air Damper, as well as inventions of new wear resistant materials for clinker coolers are now available.

Grinding of raw materials and cement plays an important role in FLSmidth's market, and much effort has been extended in this area, which is shown in the continued strength of sales of OK, ATOX and FRM vertical roller mills. The design for the largest OK cement mill was completed, with the result that five mills have been sold since the release in July. Other achievements were in the development of the RPGS separator and redesigned UMS bearings, to name a few.



Dania. FLSmidth's state-of-the-art R & D centre, develops new equipment and technology.



FLSmidth pilot plant for cement grinding.




Reseach and development is one of FLSmidth's major focus areas Pictured here are staff at the chemical-physical laboratory in Denmark.

Minerals

In Minerals, the research and development activities have been equally high, with many of the newly developed products being successfully commissioned.

In 2007, FLSmidth Minerals successfully commissioned the new 60 X 113 Ultra Duty Gyratory Crusher to process high work index ores. This crusher has been specially designed with larger heavy duty bushings and shafts and 1000 kW Drive system making it the world's most powerful gyratory crusher in operation.

The world's longest pipe conveyor (8.2km), at Cementos Lima has likewise been successfully commissioned.

The synergies in product development across the FLSmidth Group companies was realised with the development and sale of two "At The Face Mining" systems for Fortescue Metals Group (FMG) for their iron ore mine in Pilbara. The innovative mobile overburden handling and size reduction system was a collaborative effort among several FLSmidth Minerals companies: FLSmidth RAHCO from the US, FLSmidth Minerals Pty and FLSmidth ABON in Australia, and FLSmidth MVT GmbH in Germany. Each system will include two sizers, two mobile bridge conveyors (one 45m and one 80m) in addition to one 300 m mobile stacking conveyor. All equipment is crawler mounted allowing continuous conveying and stacking, and has a system capacity of 8,000 tonnes per hour.

Through the recent acquisition of Dorr-Oliver Eimco, FLSmidth Minerals now owns the marketing and manufacturing rights to the flotation technologies of WEMCO® and Dorr-Oliver®. The key to FLSmidth Minerals' current success in flotation is the ability now to combine both WEMCO and Dorr-Oliver flotation cells into a MixedRow™ or common bank, producing higher recoveries than were possible with using only single-cell technology thus providing the best solutions and results for our clients.

The fourth quarter of 2007 saw the successful commissioning of a demonstration flotation unit installed at Freeport Sierrita. FLSmidth Minerals continues to invest in the development of the next generation flotation cell technology.

Expansion of laboratories and research facilities

The level of activity in the Dania laboratory at Mariager, Denmark remains quite high, supporting the continued high level of sample testing for our cement and minerals customers, as well as the high level of activity in the pilot testing facility.

As part of the effort to relieve this, the construction and initial commissioning of the new laboratory in India has taken place in 2007; full operation will commence in the first quarter of 2008.

The Dania Research Centre was further expanded in 2007, as the construction of a new test facility was begun. The new facility is dedicated to the development and pilot testing of various air pollution control technologies for FLSmidth Airtech, and will be operational in the first quarter of 2008.

Corporate governance

Pursuant to Section 36 of the Disclosure Requirements for issuers of shares listed on OMX Nordic Exchange Copenhagen, Danish companies must in their Annual Report explain how they will address the recommendations of the OMX Nordic Exchange Copenhagen for corporate governance based on the 'comply or explain' principle.

In general, the FLSmidth Group complies with the recommendations for corporate governance, however with a few exceptions as described in the following account of the management of the FLSmidth Group.

1. Shareholders' role and interaction with Board and Management

General Meeting

According to the Articles of Association, a notice convening the general meeting including the agenda of the meeting must be issued at least eight days and not more than four weeks prior to the meeting. A complete agenda including explanation of the business to be transacted must be available at least eight days before the general meeting at the Company's address. In order to be considered at the Annual General Meeting, business proposed by shareholders must be submitted to the Board of Directors in writing by 1 March of the year in question.

Investor meetings

After the quarterly interim reports are released, investor meetings and telephone conferences are held at which all stakeholders may ask questions direct to the Corporate Management. In addition, it is possible to contact the Corporate Management and Board of Directors via the Shareholders secretariat and the Investor Relations function whose purpose is to maintain an ongoing dialogue between the Company and its present and potential shareholders.

Capital and share structure

FLSmidth & Co. A/S has been listed on the OMX Nordic Exchange Copenhagen since 1968. The share capital amounts to DKK 1,064,000,000 consisting of 53,200,000 issued shares at DKK 20 each. There is only one class of shares.

2. Stakeholders' role and significance to the company

As to the role of the stakeholders and their significance to the company, please see the chapter 'Stakeholder relations' on pages 44-47.

3. Openness and transparency

Disclosure of information

The full wording of FLSmidth & Co. A/S's public relations policy is available at the Company website www.flsmidth.com. In accordance with the policy, procedures have been drawn up for the timely disclosure of all important information pursuant to the Stock Exchange rules. All company announcements are published and distributed in both Danish and English (translation) by the Hugin news distribution service and appear simultaneously on the company website www.flsmidth.com.

Interim reports and the 2007 Annual Report are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and in accordance with the guidelines fixed by OMX Nordic Exchange Copenhagen for the financial statements of listed companies.

FLSmidth House, the Group's Indian project centre, was inaugurated in 2007. The second phase of the construction project has now begun. When completed, the whole complex will accommodate 3,300 employees







FLSmidth inspectors check cement kiln tyre, cement clinker conveying equipment and storage silo.





4. Duties and responsibilities of the Board of Directors

According to general practice in Denmark, FLSmidth & Co. A/S maintains a clear division of responsibility and separation between Board and Management. Tasks and responsibilities are laid down at an overall level via rules of procedure for the Board of Directors and a set of instructions from the Board to the Management. There is no other specific description of the duties and tasks of the Chairman and the Vice Chairman. The Management is responsible for the day-to-day business of the Company, whilst the Board of Directors oversees the Management and handles overall managerial issues of a strategic nature. The Chairman is the Board of Directors' primary liaison with the Management. Apart from the Remuneration Committee mentioned below, no other independent Board committees have been set up. The Board of Directors generally meets in ordinary sessions six to eight times a year and additional meetings are held on an ad hoc basis. Immediately after the Annual General Meeting the Board of Directors elects from its own number a Chairman and a Deputy Chairman. No formalised structure exists for self-evaluation of the Board of Directors. The Chairman from time to time evaluates the work of the Board of Directors.

5. Composition of the Board of Directors

The Board of Directors consists of experienced business executives who each bring with them insight and hands-on experience that match the challenges and practical issues currently facing the Group.

Information about the positions held by the individual members of the Management and Board of Directors is available on pages 18-19. Of the six members elected at the General Meeting for a period of one year, one is not independent. This is Board member Søren Vinther, who has been in the Company's employ within the past five years. The retirement age is 70 years. Pursuant to Danish legislation, the Group's employees are represented on the Board of Directors by members elected for four years.

6. Remuneration of the Management and the Board of Directors

The Board has set up a Remuneration Committee to handle negotiations of pay to the Management and Board. The members of the committee appear from page 18.

Information regarding the Management's and the Board's holding of shares and share options in FLSmidth & Co. appears from the chapter on Shareholder information on pages 48-50. Adequate information about the remuneration of the Management also appears from Notes 7 and 36 to the consolidated accounts in the Annual Report.

Since 2002 the Board of Directors has not participated in incentive programmes and has therefore no share options. Information regarding the individual Board members' holdings of shares in FLSmidth & Co. appear from page 18.

7. Risk management

For further details on commercial and financial risks, please see the section on Risk Management in this Annual Report on pages 38-39.

8. Auditors

The auditors are appointed at the General Meeting based on the recommendations of the Board of Directors. The auditor's fee is approved by the Board of Directors.

Stakeholder relations

FLSmidth defines stakeholders as institutions, companies and individuals that affect or are affected by our organisation and its activities. This includes shareholders, customers, suppliers, employees as well as their and our surroundings.

The Group continuously strives to generate a profitable return for its owners through value creating growth within its core areas. Alliances, acquisitions and divestments contribute to strengthening both market position and organic growth. This is the best way for the FLSmidth Group to safeguard its stakeholders' interests in the long term.

FLSmidth is a knowledge-intensive business whose most important resource is its employees. Recruitment, development and retention of staff are therefore key issues for the Group.

The handling of customers and suppliers is an integrated and important part of business operations. Close customer and supplier relations and mutual confidence are of great importance to the company. It is the company's experience that confidence is built through actions – not words.

In the following, the FLSmidth Group's basic standards and policies with regard to ethics, the environment and environmental reporting, and knowledge resources are outlined.

Ethics

The FLSmidth Group wishes to stand out as a responsible organisation. Work places around the world controlled by the Group must respect human rights.

FLSmidth has long-standing experience in supplying machinery and equipment to countries with low economic and infrastructure development; this includes countries which by Western standards have totalitarian and oppressive political systems. Improvement of the infrastructure and economy of these countries is essential to the creation of a more humane political and social environment.

Experience from all parts of the world shows that access to cement and minerals plays an essential role in the development of a nation's infrastructure. Cement and minerals are a prerequisite for boosting economic growth. The Group wishes to contribute to this process, building on its experience of trade having a positive effect on economic development and peaceful co-existence among nations.

Environment and environmental reporting

It is the FLSmidth Group's overall objective at all times to at least comply with current environmental legislation and actively contribute to sustainable environmental development in society, striking a balance between economic consequences and industrial development and capability.

The Group has so far generally given lower priority to environmental reporting, which is primarily of a formal nature, than to action, research and development which make a real impact on the environment.

Engineering activities

As announced in FLSmidth's "Environmental Policy Statement", it is the company's objective to protect the environment by eliminating and – if this is technologically not feasible – by reducing any harmful environmental impact of the Company's activities or products.

Being an engineering company with limited production of its own, the Group strives to fulfil this objective primarily by improving our customers' activities through development of production processes, machinery and equipment that ensure high environmental protection.



FLSmidth MVT circular raw material homogenising store.





FLSmidth Dorr-Oliver Eimco sedimentation filter in production.

Having attained certification to ISO 9001:2000, it is FLSmidth's policy that all its products at least must comply with current legislation and regulations. In addition, FLSmidth's products and services must support the company's image of a responsible, reliable and professional supplier, who in consideration of the environment reflects the use of the latest technology and meets the market's expectations and requirements for developing new environmentally protective technology.

FLSmidth's environmental policy results in the following declarations of intent:

- Installations, machinery and equipment supplied by FLSmidth must at least always comply with the environmental legislation currently in force at the time of signing the contract
- When developing new products, efforts must be made to reduce the consumption of energy and natural resources and eliminate pollution and reduce noise nuisance as much as possible
- FLSmidth will give priority to subsuppliers with a high environmental standard and awareness
- FLSmidth will train and motivate customers with a view to ensuring optimum usage of the supplied installations, machinery and equipment capacity – also with regard to the environment
- FLSmidth will at all times prioritise environmental aspects with a view to ensuring continuous follow-up and updating of the company's objectives within environmental protection

In this context it is a proven fact that FLSmidth today offers the world's leading products from an environmental point of view.

Production facilities

During a number of years, the Group's largest production company, Cembrit, has focused systematically on environmental management and environmental reporting.

In energy intensive production plants it is particularly relevant to consider environmental and energy issues – including the optimisation of the use of raw materials, the reduction of energy consumption, waste, water and noise and the improvement of occupational health and safety.

The company's products are building materials which in their "cradle-to-grave life cycle" have an impact on the environment. Focusing on the environmental impact of the building products thus plays a significant role in the Company's environmental efforts. These efforts include collection of data with a view to disclosing other aspects than the production itself which have an impact on the environment - for example in relation to suppliers, customers and actual use. Against this background, future environmental targets and action plans are drawn up to fulfil the objectives of the environmental efforts.

Cembrit has attained environmental certification to the ISO 14001 standard, OHSAS 18001 and the Ministry of Labour executive order No. 923.

Occupational health and safety

FLSmidth is a global group with activities in many countries where national legislation and practices set different frameworks for handling the issue of occupational health and safety. It is important for FLSmidth to ensure compliance with current national legislation in the business units concerned and to maintain focus on the basic working environment. FLSmidth is primarily an engineering business that involves few manual processes, so the incidence of accidents and strenuous working environments is generally low. Meanwhile, security measures for travelling employees in the Group always receive very high priority.





At the construction site of a new FLSmidth cement plant in the Middle East, the packing plant and the ATOX raw mill department are being inspected.

Accidents at work

Data regarding accidents at work has been collected from almost all entities worldwide (approximately 95% of the Group). One accident at work is one too many, however the Group's accident frequency is substantially below the industrial average.

	Number of accidents	Number of accidents causing absence	Accident frequency*	Absence frequency**
Cement	79	45	5.0	0.7
Minerals	101	25	4.0	0.2
Cembrit	40	33	22.3	6.0
The FLSmidth Group	**220**	**103**	**6.1**	**1.0**

* Number of accidents causing absence per one million working hours
** Number of lost working hours per 1,000 working hours

The differences between the business units reflect differences in staff categories and the nature of work. However, experience gained from units reporting few accidents will be evaluated in terms of its possible relevance to the Group as a whole. FLSmidth will closely monitor these developments over the coming years.

Compliance with national rules regarding the working environment is the responsibility of the individual companies in the various countries. FLSmidth has no information about any violation of current national rules.

Safety and Health Policy

In 2007, FLSmidth took the initiative to draw up a new Safety and Health policy for the whole Group to ensure that FLSmidth complies with current legislative provisions and recognised practices in this field. The policy is expected to be implemented during 2008.

Absence due to illness

Generally speaking, absence due to illness is at a low level throughout the Group. The American and Indian parts of the organisation recorded a rate of absence of approximately 1.0%, whilst absence in the Danish organisation was 2.5% in 2007. Absence due to illness is slightly below the level of Danish salaried employees in general, which is 2.9% according to the Danish Employers statistics for 2007.

Knowledge Resources

The single most significant development in relation to human resources in 2007 was the increase in number of staff. Our exceptionally large intake of orders has intensified recruiting activities in 2007. Furthermore, approximately 1,000 new colleagues joined FLSmidth with the acquisition of GL&V Process on 10 August 2007. Approximately net 2,500 new employees on a global scale grew FLSmidth to a total of 9,377 employees by the end of the year.

The growth in 2007 combined with shortage of highly educated specialists has called for special efforts to constantly improve our recruitment processes to find new ways of attracting future employees.

Integration and alignment

With the acquisition of GL&V Process, the merging of new business units and the huge inflow of staff, integration was given high priority in 2007 and continues to be so in 2008 and the coming years. To ensure smooth implementation in all areas we attach great importance to alignment of business processes, such as alignment of benefits, incentives and employment conditions in general as well as alignment of supporting systems.

Development activities

FLSmidth is dependent on highly specialised knowledge and the competencies of our employees are therefore of strategic importance. Our global development activities are designed to ensure integration and continued development of employee competencies. Considerable resources are spent on continuing education enabling the individual employee to continuously increase his or her value to FLSmidth.

Global technical expertise and leadership development

As we face the integration of new business units and growing opportunities in the global cement and minerals markets, it is now more important than ever to have both the best technical specialists and a strong and flexible management structure with the right people in the right positions. Therefore, a global development initiative is about to be launched with the purposes of first attending to the technical specialists and afterwards to managers. These initiatives will be closely integrated with the existing Career Development and Talent Management initiatives already in progress.

Global Organisational and People's review (OPR)

To ensure that organisational, people and managerial performance is handled in accordance with the medium and long term strategic business prospects, an "Organisation and People Review" process is being initiated across the entire organisation in 2008.

Global Employee Engagement Survey

Job satisfaction and employee commitment remain very important factors to monitor in FLSmidth. As the overarching endeavour, the global tri-annual employee survey engagement survey has been planned for the end of 2008/2009 to follow up on initiatives anchored in the survey from 2005/2006 which was launched in our three geographical project centres.

As the previous survey the aim is further strengthening of employees' satisfaction and loyalty by measuring satisfaction, motivation and engagement as well as analyzing the effect of activities implemented as a result of prior surveys. Future surveys will be launched in every FLSmidth organisation worldwide and may cover other factors which are also important to FLSmidth at the time of surveying in order to ensure the strategic use of the survey.

Staff data (Regular employees)

Age distribution



7%
22%
18%
25%
28%
<30
30-39
40-49
50-59
>59

Company seniority



9%
11%
23%
57%
< 5
5-14
15-24
>24

Education



19%
39%
21%
21%
Engineers
Technicians
Administrative
Others

Geographical distribution



18%
41%
20%
21%
Denmark
USA
India
Other

Shareholder information

Share capital and votes

FLSmidth & Co. A/S has approximately 23,800 registered shareholders. In addition, nearly 4,500 present and former employees hold shares in the company. In accordance with the OMX Nordic Exchange Copenhagen criterion, the FLSmidth & Co. share has a free-float of 98%. The share capital amounts to DKK 1,064,000,000 consisting of 53,200,000 issued shares at DKK 20 each. The proportionate amount of shares held by foreign investors has risen over the last few years and now exceeds 50%. One shareholder has reported a participating interest that exceeds five per cent of the share capital: ATP, Kongens Vænge 8, DK-3400 Hillerød. ATP's participating interest in FLSmidth & Co. amounted to 11.8% of the share capital at 31 December 2007.

Classification of shareholders



12%
12%
2%
13%
10%
51%
ATP
FLSmidth & Co.
Foreign investors
Danish (non-registered)
Danish institutional
Danish private

FLSmidth & Co. shares and share options held by the Board of Directors, the Management and executive staff

Members of the FLSmidth & Co. A/S Board of Directors hold a total of 159,448 shares. The Corporate Management controls 40,210 shares and 150,800 share options. Other and executive staff hold 360,700 share options.

Share indices

The FLSmidth & Co. share is included in a number of share indices on the OMX Nordic Stock Exchange, including OMX Copenhagen 20 (OMX20), consisting of the 20 most traded shares on OMX Nordic Stock Exchange Copenhagen. The FLSmidth & Co. share is also included in a number of European share indices including "Dow Jones STOXX 600" and "MSCI Engineering & Construction".

Market developments 2007

The FLSmidth & Co. share opened the year at a price of 359 and closed the year at 522. The year saw a generally increasing price trend, apart from general stock market adjustments in the late summer and towards the end of 2007 which particularly affected companies in the 'Capital Goods' sector to which FLSmidth & Co. belongs.

The total return on the FLSmidth & Co. B share in 2007 was 47% including dividend. By comparison the OMXC20 increased 5% and MSCI European Construction & Engineering rose 3%, whereas Dow Jones STOXX 600 slumped by 4% in 2007.

In 2007, FLSmidth & Co. was among the 5-10 most traded shares on the OMX Copenhagen Stock Exchange with an average daily trading volume of 370,000 shares corresponding to some DKK 170m.

Investor relations policy

Via announcements to the Copenhagen Stock Exchange and briefing sessions plus updated information about the company's activities on the company website, www.flsmidth.com, the Group seeks to maintain regular contact with the stock market to ensure a development of the share price that reflects the underlying financial performance of the Group.

Development in share price and turnover in 2007



Daily volume (number of shares)
Share price
FLSmidth & Co. Share price
FLSmidth & Co. Daily volume
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
600
580
560
540
520
500
480
460
440
420
400
380
360
340
01/Jan/07
29/Jan/07
26/Feb/07
26/Mar/07
23/Apr/07
21/May/07
18/Jun/07
16/Jul/07
13/Aug/07
10/Sep/07
08/Oct/07
05/Nov/07
03/Dec/07
31/Dec/07



When distance is your biggest challenge

A perfectionist and "basically, a mathematics guy", Louis Soosai Manickam says moving IT operations from one country to another is like moving a patient that is being operated on. Although remote management services can be risky from 8,000 miles away, Louis and his highly customer-focused team of professionals in Chennai, India have been instrumental in globalising FLSmidth's IT operations. Now Louis is looking forward to yet another expansion to support the US offices. "It is exciting to see we have really proven ourselves," he says proudly. "We have done the groundwork, and we are ready."

Louis Soosai Manickam
– Head, Global IT Operations Centre, Chennai – IT Operations

Shareholder information

By subscribing to the electronic communication service at www.flsmidth.com, shareholders and other interested parties have swift and seamless access to the latest company announcements.

The objective of FLSmidth's Investor Relations function is to ensure that:

- the share price reflects the Company's results and a fair market value based on open and active communication with the stock market
- all shareholders have equal and sufficient access to timely, relevant and price-sensitive information

As a principle, the Group maintains a three week quiet period before the planned release of financial statements during which it does not comment on financial goals nor guidance and does not take part in meetings nor presentations with analysts or investors. As a principle, the Group only comments on factual information and not on guidance given in analyst reports.

According to the FLSmidth & Co. policy for announcing new contracts, contracts valued at more than DKK 200m are announced to the public once the order becomes effective. This means when both parties have signed the contract, guaranties have been exchanged and the customer has paid the downpayment.

Registration of shares is effected via one's own bank. Registered shareholders automatically receive an invitation to general meetings. A printed version of the Annual Report can be obtained from the shareholder's secretariat or via e-mail: corpir@flsmidth.com.

Analyst coverage

The FLSmidth & Co. share is currently covered by the following stockbrokers and analysts:

ABN Amro	Bo Andreasen	bo.andresen@dk.abnamro.com
Alm. Brand Henton	Thomas Hundebøl	abthhu@almbrand.dk
Carnegie	Lars Topholm	lars.topholm@carnegie.dk
Danske Bank	Stig Frederiksen	stif@danskebank.dk
Jyske Bank	Michael Nielsen	michael-nielsen@jyskebank.dk
Kaupthing	Klaus Kehl Johansen	klaus.kehl@kaupthing.com
Handelsbanken	Kitty Grøn	kigr01@handelsbanken.dk
LD Markets	Torsten Bech	tbe@ldmarkets.dk
SEB Enskilda	Kasper From Larsen	kasper.from.larsen@enskilda.dk
Sydbank	Jacob Pedersen	jacob.pedersen@sydbank.dk

Investor Relations activities 2007

During 2007, FLSmidth & Co. attended more than 300 analyst and investor meetings in Amsterdam, Boston, Edinburgh, Frankfurt, Helsinki, Copenhagen, London, Luxembourg, New Delhi, New York, Paris, Stockholm, Vienna and Zürich. In January 2007, FLSmidth & Co. held a Capital Market Day in London, focusing on minerals. In addition, the company participated in four events aimed at private investors in Copenhagen, Odense and Århus. The material handed out in connection with these meetings is available at www.flsmidth.com.

Financial Calendar 2008

28 February 2008:	Annual Report 2007
17 April 2008:	Annual General Meeting
22 May 2008:	1st quarter 2008 Interim Report
21 August 2008:	1st half 2008 Interim Report
20 November 2008:	1st - 3rd quarter 2008 Interim Report

The Annual General Meeting will take place on 17 April 2008 at 16.00 hours at Radisson SAS, Falconer Center, Falkoner Allé 9, DK-2000 Frederiksberg.

Share and dividend figures, Group

	2003	2004	2005	2006	2007
CFPS (cash flow per share, DKK (diluted)	(3.9)	(2.9)	32.8	24.3	28.1
EPS (earnings per share), DKK (diluted)	(49.3)	2.8	9.1	21.7	24.6
Net asset value, DKK parent company (diluted)	52	54	46	38	47
DPS (dividend per share), DKK	0	7	7	7	7
Pay-out ratio (%)	0	250	77	32	29
FLS price per share	68.7	102.4	186.0	359	522
Number of shares (000s), year end	53,200	53,200	53,200	53,200	53,200
Average number of shares (000s) (diluted)	51,881	52,509	52,518	52,558	52,640
Market capitalisation, DKKm	3,655	5,448	9,895	19,099	27,770

Profit and loss account specified by quarter (unaudited)

DKKm	2006				2007			
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
PROFIT AND LOSS ACCOUNT								
Net turnover	2,307	2,900	3,207	3,897	3,764	4,504	5,220	6,479
Gross profit	502	613	618	869	785	978	1,134	1,375
Earnings before special non-recurring items, depr. and amort. (EBITDA)	149	206	238	373	354	480	608	658
Earnings before interest and tax (EBIT)	108	162	184	321	305	433	506	580
Earnings before tax (EBT)	115	178	208	423	319	481	486	591
Tax for the period	35	53	62	(333)	96	170	164	154
Profit/loss of continuing activities for the period	**80**	**125**	**146**	**756**	**223**	**311**	**322**	**437**
Profit/loss of discontinuing activities for the period	1	0	11	13	(5)	10	3	(7)
Profit/loss for the period	**81**	**125**	**157**	**769**	**218**	**321**	**325**	**430**
CASH FLOW								
Cash flow from operating activities	299	(30)	387	717	223	262	494	471
Cash flow from investing activities	(46)	(36)	(201)	(115)	(102)	(181)	(3,713)	98
Order intake	4,534	6,745	3,388	3,867	4,131	6,122	7,080	6,728
Order backlog	13,432	17,549	18,108	18,264	18,854	21,055	24,940	25,312
SEGMENT REPORTING								
Cement								
Turnover	1,459	1,828	1,959	2,437	2,540	2,829	2,992	3,849
EBITDA	107	119	94	214	214	299	303	399
EBIT	85	92	72	188	190	277	271	346
Contribution ratio	21.3%	20.0%	16.7%	21.0%	18.6%	20.9%	18.3%	19.0%
EBITDA ratio	7.3%	6.5%	4.8%	8.8%	8.4%	10.6%	10.1%	10.4%
EBIT ratio	5.8%	5.0%	3.7%	7.7%	7.5%	9.8%	9.1%	9.0%
Order intake	3,528	4,858	2,054	2,209	2,920	3,813	4,741	4,315
Order backlog	10,742	13,707	13,900	13,531	14,348	15,360	16,942	17,265
Minerals								
Turnover	590	720	868	1,098	936	1,287	1,875	2,332
EBITDA	30	52	82	133	84	142	222	299
EBIT	25	49	66	118	76	132	170	175
Contribution ratio	16.6%	16.0%	18.0%	21.3%	18.9%	19.0%	22.5%	22.9%
EBITDA ratio	5.1%	7.2%	9.4%	12.1%	9.0%	11.0%	11.8%	12.8%
EBIT ratio	4.2%	6.8%	7.6%	10.7%	8.1%	10.3%	9.1%	7.5%
Order intake	1,006	1,887	1,334	1,658	1,266	2,387	2,426	2,464
Order backlog	2,690	3,842	4,208	4,733	5,271	6,420	8,744	8,777
Cembrit								
Turnover	236	312	341	327	338	366	367	348
EBITDA	23	43	44	18	37	41	54	5
EBIT	11	31	32	7	25	28	42	29
Contribution ratio	35.2%	36.0%	33.0%	31.8%	34.3%	32.8%	36.5%	29.9%
EBITDA ratio	9.7%	13.8%	12.9%	5.5%	10.9%	11.2%	14.7%	1.4%
EBIT ratio	4.7%	9.9%	9.4%	2.1%	7.4%	7.7%	11.4%	8.3%

Contact with the Company

Investor Relations & Corporate Communications
Pernille Friis Andersen
Tel.: +45 36 18 18 87
E-mail: pefa@flsmidth.com

Corporate Communications
Jesper B. Larsen
Tel.: +45 36 18 18 77
E-mail: jebl@flsmidth.com

Shareholders secretariat
Hanne Falshøj
Tel.: +45 36 18 18 99
Solvej Gosmer
Tel.: +45 36 18 18 76
E-mail: corpir@flsmidth.com

Website
www.flsmidth.com

Company announcements
issued by Corporate Communications in 2007

Date		
04 Jan.	**FLSmidth A/S** Intention to sell MAAG Gear's marine and turbo gear business	**01/2007**
11 Jan.	**FLSmidth A/S** Contract for production line at Platin Cement Works, Ireland	**02/2007**
23 Jan.	**FLSmidth A/S** sells MAAG Gear's marine and turbo gear business	**03/2007**
25 Jan.	**FLSmidth A/S** Contract for new cement plant in Kazkhstan	**04/2007**
02 Feb.	**FLSmidth & Co. A/S** upgrades expectations for 2006 results	**05/2007**
28 Feb.	**FLSmidth & Co. A/S** 2006 Annual Report	**06/2007**
30 Mar.	**FLSmidth Minerals** acquires materials handling business of RAHCO International	**07/2007**
07 Apr.	**FLSmidth & Co. A/S** Notice of the Annual General Meeting	**08/2007**
20 Apr.	**FLSmidth Minerals** offers to acquire Groupe Laperrière & Verrault Inc.'s Process Division	**09/2007**
20 Apr.	**FLSmidth & Co. A/S** Summary of Annual General Meeting	**10/2007**
23 Apr.	**FLSmidth A/S** wins contract for new cement production line in Sudan	**11/2007**
29 May	**FLSmidth Minerals** lands contract with Anglo American Brasil for two ferronickel production lines	**12/2007**
30 May	**FLSmidth & Co. A/S** 1st quarter 2007 interim report	**13/2007**
01 June	**FLSmidth & Co. A/S** Information about share capital and votes due to EU transparency directive introduced 1 June 2007	**14/2007**
11 June	**FLSmidth A/S** receives contract for 5,000 tpd line for Gulf Cement Company, Qatar	**15/2007**
21 June	**FLSmidth A/S** wins contract for 4,100 tpd line for Cementos Molins, Spain	**16/2007**

Date		
03 Aug.	**FLSmidth A/S (Inc.)** lands contract for 5,250 tpd line for Cementos Argos, Colombia	**17/2007**
09 Aug.	**FLSmidth A/S** awarded contract for 7,500 tpd line for Syrian Cement Company	**18/2007**
10 Aug.	**FLSmidth & Co. A/S** Acquisition of GL&V Process is closed	**19/2007**
22 Aug.	**FLSmidth & Co. A/S** Half-yearly report 2007	**20/2007**
20 Sep.	**FLSmidth A/S** wins contract for 6,000 tpd line for Eurocement Group, Russia	**21/2007**
08 Oct.	**FLSmidth A/S** signs O & M contract	**22/2007**
18 Oct.	**FLSmidth Minerals** receives contract for two mobile overburden removal systems for Fortescue Metals Group	**23/2007**
25 Oct.	**FLSmidth & Co.** sells Densit to Illinois Tool Works	**24/2007**
02 Nov.	**FLSmidth & Co. A/S** Nordea Luxembourg reduces shareholding to less than 5% (4.74%)	**25/2007**
07 Nov.	**FLSmidth A/S** lands contract for 5,000 tpd line from LLC Cement, Russia	**26/2007**
27 Nov.	**FLSmidth & Co. A/S** Interim report for 1 January to 30 September 2007	**27/2007**
10 Dec.	**Russian press reports on contract signing in Russia** OOO Kurskaya stroitelnaya companiya	**28/2007**
12 Dec.	**FLSmidth Minerals** wins order from Canadian Goldcorp for crushing, grinding and flotation equipment	**29/2007**
20 Dec.	**FLSmidth & Co. A/S** Financial calendar for 2008	**30/2007**
21 Dec.	**FLSmidth A/S (Inc.)** signs contract for 7,200 tpd line for Lafarge, USA	**31/2007**

Please see page 16 for Company announcements issued in 2008.



Annual Accounts 2007

Accounting policies

General comments

The Annual Report which includes the consolidated accounts and the accounts of the parent company for FLSmidth & Co. A/S is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for annual reports of companies listed on the Stock Exchange, as fixed by OMX Nordic Exchange Copenhagen and the IFRS executive order published in accordance with the Danish Financial Statements Act.

The Annual Report also complies with the International Financial Reporting Standards issued by IASB.

The Annual Report is presented in Danish kroner (DKK) which is the presentation currency for the Group's activities and the parent company's functional currency. A few reclassifications of comparative figures have been recognised compared to the Annual Report 2006.

The accounting policies are unchanged from 2006.

Implementation of new and revised standards and interpretations

The Annual Report for 2007 is presented in conformity with the new and revised standards (IFRS/IAS) and new interpretations (IFRIC) applicable for financial years beginning on 1 January 2007 or later. These standards and interpretations are:

- IFRS 7, Financial Instruments: Disclosures
- IAS 1, Presentation of Financial Statements (updated 2005)
- IAS 32, Financial Instruments: Presentation (updated 2005)
- IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8, Scope of IFRS 2
- IFRIC 9, Reassessment of Embedded Derivatives
- IFRIC 10, Interim Financial Reporting and Impairment

Implementation of the new and revised standards and interpretations in the Annual Report 2007 have not resulted in any changes in the accounting policies, but exclusively affected the scope and the nature of the disclosures in the notes to the Annual Report.

Standards and interpretations that have not come into force

At the time of publication of this Annual Report the following significant new or revised standards and interpretations have not yet come into force and are therefore not incorporated in this Annual Report:

- IFRS 8, *Operating segments*. The standard comes into force with effect as from the financial year beginning 1 January 2009 or later
- Revised IAS 1, *Presentation of Financial Statements*. The revised standard comes into force with effect as from financial years beginning on 1 January 2009 or later. The standard is not yet approved for use in EU
- Revised IAS 23, *Borrowing Costs*. The revised standard comes into force with effect as from financial years beginning 1 January 2009 or later. The standard is not yet approved for use in EU.
- Revised IFRS 3, *Business Combinations* and IAS 27, *Consolidated and separate Financial Statements* come into force with effect as from financial years beginning on 1 January 2010 or later. The standards are not yet approved for use in EU

It is the management's view that applying these new and revised standards and interpretations will have impact on the Annual Report for the financial year 2009 and subsequent years.

General principles for recognition and measurement

Assets are recognised in the balance sheet when it is probable that future economic benefits will flow out from the Group and the cost of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is probable that future economic benefits will flow out from the Group and the cost of the liability can be measured reliably.

In connection with initial recognition, assets and liabilities are measured at cost at initial recognition. Subsequent measurements are based on value adjustments as described below.

Estimates by Management

In preparing the Annual Report pursuant to generally applicable rules, it is necessary that the Management make estimates and lay down assumptions that affect the recognised assets and liabilities including the disclosures made regarding contingent assets and liabilities.

The Board and Management base their estimates on historical experience and other assumptions considered relevant at the time in question. These estimates and assumptions form the basis of the carrying values of assets and liabilities and the derived effects on the profit and loss account included in this Annual Report. The actual results may deviate.

The Board and Management of FLSmidth & Co. A/S considers the following aspects of the assets and liabilities in the Annual Report to be particularly affected:
- Work-in-progress for third parties
- Other provisions

- Deferred tax assets
- Disposal of undertakings and activities
- Acquisition of undertakings and activities including fixing of purchase price allocations and amortisation hereof

Work-in-progress for third parties

Work-in-progress for third parties is measured according to the stage of completion at sales value. The stage of completion is based on the costs incurred measured in proportion to the total expected costs. These costs are partially based on an estimate. Besides, major projects are often sold to a number of politically unstable countries. In the opinion of the Management, the results of these estimates and uncertainties are appropriate viewed against the information and assumptions available.

Other provisions

Warranties and other provisions are measured based on empirical information covering several years as well as legal opinions which together with management estimates of future trends form the basis for warranty provisions and other provisions. For long term warranties and other provisions discounting to net present value is made.

Deferred tax assets

FLSmidth & Co. A/S recognises deferred tax assets if it is probable that there will be taxable income in the future against which timing differences or tax loss carry forwards may be used. For this purpose, the Board and Management estimate the coming years' earnings based on budgets and forecasts.

Disposal of undertakings and activities

In connection with disposal or closure of undertakings and activities normal management estimates are included to remedy contractual guarantees.

Acquisition of undertakings and activities including fixing of purchase price allocations and amortisation hereof

In connection with acquisition of undertakings and activities, purchase price allocations are made at fair value of identifiable assets, liabilities and contingent liabilities. Purchase price allocations mainly relate to intangible assets and stocks and deferred tax hereof. The measurement of fair value is related to management estimates which are based on the assets' expected future earnings. The Management also make estimates of the useful life of the assets and their depreciation and amortisation profile which is systematically based on the expected distribution of the assets' future economic benefits.

Consolidated accounts

The consolidated financial statements comprise the parent company, FLSmidth & Co. A/S, and all undertakings in which the Group holds the majority of the voting rights or in which the Group in some other way holds a controlling influence. Undertakings in which the Group holds between 20% and 50% of the voting rights or in some other way has significant influence, but not a controlling interest, are regarded as associated undertakings. Jointly controlled entities (joint ventures) are proportionately consolidated.

The consolidated accounts are based on the Financial Statements of the parent company and the individual subsidiaries which are drawn up in accordance with the Group accounting policies. All items of a uniform nature are combined, while inter-company income, costs, accounts and shareholdings are eliminated. Unrealised gains and losses on transactions between consolidated companies are also eliminated.

The items in the accounts of subsidiaries are included one hundred per cent in the consolidated accounts. The proportionate share of the earnings attributable to the minority interests is included in the Group's profit/loss for the year and as a separate portion of the Group's shareholders' equity.

Business combinations

On acquisition of undertakings, the purchase method is applied, and the assets, liabilities and contingent liabilities of the undertakings acquired are measured at fair value on the date of acquisition. Restructuring costs are only recognised in the acquisition balance sheet, if they are a liability for the undertaking acquired on the date of acquisition. The tax effect of the revaluations made is taken into account. Undertakings acquired are included in the consolidated accounts from the date of acquisition.

Measurement of cost

The cost of an undertaking includes the fair value of the acquisition price plus the costs which are directly related to the acquisition. If the amount's final fixing is based on one or more future events, these adjustments are only recognised in the cost if the said event is likely and the impact on the cost can be measured reliably.

In the case of business combinations, positive balances between the cost of the undertaking and the fair value of the identifiable assets, liabilities and contingent liabilities acquired are recognised as goodwill under the heading of intangible assets. Goodwill is not amortised, but is tested annually for impairment. On the acquisition, goodwill is allocated to the cash flow generating units which subsequently form the basis of the impairment test. Negative balances (negative goodwill) are recognised in the profit and loss account at the date of acquisition.

If there is any uncertainty regarding the measurement of acquired identifiable assets, liabilities and contingent liabilities at the date of acquisition, initial recognition is based on provisional fair values. If it subsequently appears that the fair value of identifiable assets, liabilities and contingent liabilities at the date of acquisition differs from that first assumed, goodwill is adjusted until 12 months after the acquisition. The effect of the adjustments is adjusted in goodwill. Subsequently, goodwill is only adjusted in the event of changes in the estimate of the conditional acquisition price unless the error is material. However, subsequent realisation of the acquired undertaking's deferred tax assets, which were not recognised at the date of acquisition, will cause the tax advantage to be recognised in the profit and loss account and cause a write-down of the carrying value of goodwill to the amount that would have been recognised if the deferred tax asset had been stated as an identifiable asset at the date of acquisition.

Undertakings disposed of are consolidated until the date of disposal. The difference between the selling price and the book value of the net assets at the date of disposal including remaining goodwill less expected costs of disposal is recognised in the profit and loss account.

Translation of foreign currency

Transactions in another currency than the Group's functional currency are translated at the exchange rate prevailing at the day of transaction.

Financial assets and liabilities in foreign currency are translated at the exchange rates prevailing at the balance sheet date. Any foreign exchange differences between the rates at the transaction date and the payment date or the balance sheet date, as the case may be, are recognised in the profit and loss account as financial items.

Non-monetary assets and liabilities in foreign currency are recognised at the rate of exchange prevailing at the date of the transaction. Non-monetary items that are measured at fair value (shares) are translated at the exchange rate prevailing at the date of the latest fair value adjustment.

The profit and loss accounts of foreign subsidiaries with a functional currency that differs from Danish kroner and of foreign associated undertakings and pro rata consolidated joint ventures are translated at average exchange rates while their balance sheet items are translated at the exchange rates prevailing at the balance sheet date. The differences deriving from the translation of the profit and loss accounts of foreign business units at average exchange rates and of their balance sheet items at the rate of exchange at the balance sheet date are recognised in the shareholders' equity.

The exchange rate adjustment of amounts owed or received by subsidiaries which are considered to be part of the parent company's total investment in the said subsidiary, is directly recognised in the shareholders' equity in the consolidated accounts, whereas they are recognised in the profit and loss account in the Financial Statements of the parent company.

The assets and liabilities of a foreign business unit acquired are translated at the exchange rate prevailing at the date of the transaction (acquisition date).

If the accounts of a foreign business unit are presented in a currency in which the accumulated rate of inflation over the past three years exceeds 100 per cent, adjustments for inflation are made. The adjusted accounts are translated at the exchange rate prevailing on the balance sheet date.

Derivatives

Derivatives are initially recognised in the balance sheet at cost and subsequently measured at fair value at the date of settlement. The fair value of derivatives is included in *Other debtors* (positive fair value) or *Other liabilities* (negative fair value) as the case may be. Positive fair values are only set off against negative fair values if the company is entitled to and intends to make a net settlement of several financial instruments (cash settlement). The fair values of derivatives are measured on the basis of market data and recognised valuation methods.

Changes in the fair value of derivatives that hedge the fair value of already recognised assets or liabilities or binding agreements are recognised in the profit and loss account together with changes in the value of the assets and liabilities hedged as far as the hedged portion is concerned. Hedging of future cash flows in accordance with an agreement signed, including exchange rate hedging of sales or purchase contracts in connection with orders, is treated as hedging of the fair value of a recognised asset or a recognised liability.

Changes in the fair value of derivatives that are classified as hedging of future transactions are recognised directly in the *shareholders' quity* until the hedged item is realised. When the item is realised the changes in value are recognised in the same accounting item as the hedged item.

Derivatives that do not fulfil the criteria for hedge accounting are regarded as trading portfolio and recognised in the balance sheet at fair value on the balance sheet date. Fair value adjustments are recognised in the profit and loss account as financial items.

Changes in the fair value of loans and derivatives that are considered a currency hedge of the foreign business units or parts of them, are recognised directly in the *shareholders' equity* until the net investment is sold.

Profit and loss account

Net turnover

Net turnover is recognised in the profit and loss account on delivery and passing of the risk to the buyer and when the income can be measured reliably.

Work-in-progress for third parties is recognised in turnover based on the value of the work completed at the balance sheet date. The general rule is to base stage of completion on the costs incurred. The value of *Work-in-progress for third parties* is based on the costs incurred in percentage of the total budgeted costs.

Grants

Grants related to the acquisition of assets are recognised under liabilities and recognised in the profit and loss account in step with spending and depreciation on the assets concerned.

Grants received to cover costs are recognised under liabilities and recognised in the profit and loss account in step with the costs being incurred.

Repayment obligations that become relevant if the conditions for receiving the grants are not fulfilled are stated in the notes as contingent liabilities.

Production costs

Production costs include raw materials, consumables, direct labour costs and indirect production costs such as maintenance and operation of production plant as well as administration and factory management.

Production costs for *Work-in-progress for third parties* are recognised in step with the completion of the individual contract.

Research costs are charged to *Production costs* in the profit and loss account for the financial year in which they are incurred.

Development costs are mainly recognised in the profit and loss account for the financial year during which they were incurred. Development costs related to certain products or processes are recognised as assets to the extent that such costs are likely to generate future earnings.

Sales and distribution costs

Sales and distribution costs comprise direct distribution and marketing costs, salaries for the sales and marketing functions as well as other indirect costs.

Administrative costs

Administrative costs comprise the costs of administrative staff and management and other indirect costs.

Other operating income and costs

Other operating income and costs comprise income and costs of a secondary nature in relation to the activities of the Company, including certain grants, rentals and royalties, fees, etc.

Profit and loss from the disposal of specific assets, sites and buildings which cannot be considered part of the disposal of a complete activity is included in *Other operating income and costs*.

Special non-recurring items

Special non-recurring items consist of costs and income of a special nature in relation to the activities of the Group, including profit and loss on disposal of undertakings and run-off on revaluation of stocks in connection with acquisition of undertakings. These items are classified as special non-recurring items in order to give a true and fair view of the Group's other operational activities.

Profits/losses of associated undertakings in the consolidated accounts

A proportionate share of the profits and losses of the associated undertakings is recognised after adjustment for unrealised internal profits/losses and write-down, if any, of goodwill.

Dividend from investments in subsidiaries and associated undertakings in the parent company accounts

Dividend from investments in subsidiaries and associated undertakings is recognised in the parent company profit and loss account in the financial year in which the dividend is declared. However, where the dividend distributed exceeds the accumulated earnings after the date of acquisition, the dividend is not recognised in the profit and loss account but is stated as a write-down on the cost of the investment.

Financial items

Financial items comprise interest income and costs, interest of finance leases, realised and unrealised exchange gains and losses on securities, liabilities and transactions in foreign currency, addition or deduction of amortisation related to mortgage debt, etc.

Interest income and costs are accrued on the basis of the principal amount and the effective interest rate. The effective interest rate is the discount rate used to discount the anticipated future payments which are related to the financial asset or the financial liability so that the present value of the payments corresponds to the accounting value of the asset and the liability, respectively.

Dividend from investments is recognised when final entitlement to dividend has been attained. This will typically be at the time of the approval in Annual General Meeting of distribution from the company concerned. In the consolidated accounts, however, this does not apply to investments in associated undertakings which are measured according to the equity method.

Tax

Tax for the year which comprises current tax and the change in deferred tax is recognised in the profit and loss account with the share attributable to the profit/loss of the year, and directly in the shareholders' equity with the share attributable to items entered directly in the equity. Exchange rate adjustments of deferred tax are included as part of the year's adjustments of deferred tax.

Current tax comprises tax calculated on the basis of the expected taxable income for the year, using the applicable tax rates for the financial year, and any adjustment of tax for previous years.

Deferred tax is calculated using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes. Deferred tax is calculated based on the applicable tax rates for the individual financial years. The effect of changes in the tax rates is stated in the profit and loss account unless they are items previously entered directly in the *shareholders' equity.*

A deferred tax provision is made to cover retaxation of losses in foreign undertakings if shares in the undertakings concerned are likely to be sold. No deferred tax liabilities regarding investments in subsidiaries are calculated if the shares are unlikely to be sold in the short term.

The tax value of losses that are expected with adequate certainty to be available for utilisation against future taxable income in the same legal tax unit and jurisdiction is included in the measurement of deferred tax.

FLSmidth & Co. A/S is jointly taxed with all Danish subsidiaries. All the Danish subsidiaries provide for the Danish tax based on the current rules with full distribution. Recognition of deferred tax assets and tax liabilities is made in the individual Danish companies based on the principles described above. The jointly taxed Danish undertakings are included in the Danish tax payable on account scheme.

Discontinuing activities

Discontinuing activities are stated as a separate item in the profit and loss account and consist of the operating income after tax from the activity concerned and any profits or losses from fair value adjustment or disposal of the assets related to the activity. Costs attributable to the disposal are included in the measurement of profit/loss.

Balance sheet

Intangible assets

Goodwill

Goodwill is recognised in the balance sheet at cost. Subsequently, goodwill is measured at cost less accumulated write-downs. There is no amortisation of goodwill. When recognising goodwill, it is allocated to the cash generating units as defined by the Management. The determination of cash generating units complies with the managerial structure and the internal financial control and reporting in the Group.

The carrying value of goodwill is tested for impairment at least once a year together with the other long-term assets in the cash generating unit to which the goodwill is allocated, and it is written down to recoverable amount via the profit and loss account if the carrying value exceeds the recoverable amount, this representing the higher of the fair value of the asset less expected disposal costs and the value in use. The recoverable amount is generally determined as the present value of the expected future net cash flows from the cash generating unit to which the goodwill is allocated. Write-down of goodwill is stated in the profit and loss account on the line *Amortisation and write-down of intangible assets.*

Other intangible assets

Other intangible assets with a finite useful life are measured at cost less accumulated amortisation and write-downs. *Other intangible assets* with indefinite useful life are not amortised, but are tested for impairment at least once a year.

Development costs consist of salaries, depreciation and other costs that are attributable to development activities.

Clearly defined and identifiable development projects, for which the technical rate of utilisation, sufficient resources and a potential future market or usefulness in the Group can be demonstrated and which are intended to be manufactured, marketed or used, are recognised as completed development projects if the cost can be determined reliably, and if it is sufficiently certain that the future earnings or the net selling price will cover production, selling and administrative costs plus the development costs. Other development costs are recognised in the profit and loss account as the costs are incurred.

Amortisation of completed development projects is charged on a straight line basis over their estimated useful life. Development projects are written down to recoverable amount if lower. Development projects in progress are tested for impairment at least once a year.

Amortisation of patents, rights, customer relations and other intangible assets are charged over the remaining patent or agreement period or useful life if shorter. The amortisation profile is systematically based on the expected distribution of the assets' future economic benefits. The basis of amortisation is reduced by write-downs if any.

Amortisation takes place systematically over the estimated useful life of the assets which is as follows:

- Development costs, up to 5 years
- Software applications, up to 5 years
- Patents, rights and other intangible assets, up to 20 years
- Customer relations, up to 30 years

Tangible assets

Tangible assets are measured at cost less accumulated depreciation and write-downs.

The cost of self-constructed assets includes the cost of materials, direct labour costs and an appropriate proportion of production overheads.

Depreciation is done on a straight line basis over the estimated useful life of the assets until they reach the estimated residual value. Estimated useful life is as follows:

- Buildings, 20 – 40 years
- Plant and machinery, tools and equipment, 3 – 10 years
- Fitting up rented premises, up to 5 years

The period of depreciation of buildings used for administrative purposes may exceed 40 years.

Assets of low acquisition value or short life are expensed to the profit and loss account in the year of acquisition.

Newly acquired assets and self-constructed assets are depreciated from the time they come into use. Land is not depreciated. Costs of repair and maintenance of property, plant and equipment are recognised in the profit and loss account.

Where acquisition or use of the asset places the Group under an obligation to incur the costs of pulling down or re-establishing the asset, the estimated costs for this purpose are recognised as a provision and a part of the cost of the asset concerned, respectively.

Assets held under a finance lease are measured in the balance sheet at fair value or the present value of future lease payments at the time of acquisition, if lower. In calculating the present value, the internal interest rate of the lease agreement is used as a discounting factor or as an approximate value. Assets held under a finance lease are depreciated like other *Tangible assets* of the Group.

The capitalised residual lease commitment is recognised in the balance sheet as debt whilst the interest component of the lease payment is recognised in the profit and loss account.

For operating leases, the lease payments are expensed on a straight line basis over the lease term.

Financial assets

Investments in associated undertakings in the consolidated accounts

Investments in associated undertakings are measured according to the equity method. The proportionate share of the net assets of associated undertakings for accounting purposes is adjusted for unrealised inter-company profits and losses, and goodwill is added.

The proportionate share of the undertakings' earnings after tax and elimination of unrealised proportionate internal profits and losses and deduction of amortisation of goodwill, if any, is recognised in the profit and loss account. The proportionate share of all transactions and events entered directly in the associated company's shareholders' equity is recognised in the Group's shareholders' equity.

Investments in subsidiaries and associated undertakings in the parent company accounts

Investments in subsidiaries and associated undertakings are measured at cost. Where the cost exceeds the recoverable amount, a write-down is made to this lower value.

The cost is written down to the extent that distributed dividend exceeds the accumulated earnings after the date of acquisition.

Other securities and investments

Other securities and investments, including listed shares are classified as financial assets, which are measured at fair value through the profit and loss account. In special cases where the value quoted on the stock exchange is considered not to represent the actual fair value, the shares concerned are carried at an estimated fair value. Value adjustments are recognised in the profit and loss account as financial items.

Shares in cement plants acquired in connection with orders received are classified under *Financial assets held for sale* which are measured at fair value. If the fair value is not immediately ascertainable, the shares are measured at a prudently assessed value. Value adjustments are recognised directly in the shareholders' equity until the shares are sold or a need for write-down is ascertained. Positive value adjustments are not recognised in the profit and loss account under financial items until realisation takes place.

Stocks

Stocks are measured at cost according to the FIFO principle or at net realisable value, if it is lower.

Work-in-progress and Finished goods are measured at manufacturing cost including materials consumed and labour costs plus an allowance for production overheads. Production overheads include operating costs, maintenance and depreciation of production plant plus administration and factory management.

In cases where the cost or the production price exceeds the estimated sales price less completion and selling costs, a write-down is made to such lower net realisable value.

Work-in-progress for third parties

Work-in-progress for third parties is measured according to the percentage of completion method at the sales value of the portion of the contract completed less partial invoicing and invoicing on account. The sales value is measured on the basis of the stage of completion at the balance sheet date and the total expected earnings from the individual contract.

The stage of completion for the individual project is normally calculated as the ratio between the resources spent and the total budgeted resource requirements. In some projects, where resource requirements cannot be used as a basis, the ratio between completed subactivities and the total project is used instead.

Work-in-progress for third parties where invoicing on account exceeds the value of the work completed is recognised as *Work-in-progress for third parties* under *Short-term liabilities*.

Contractual prepayments are recognised as *Prepayments received from customers* among *Long-term* and *Short-term liabilities*.

An allowance is made for losses on *Work-in-progress for third parties*. The allowance is based on individual assessment of the estimated loss until the work is completed.

Costs deriving from sales work are recognised in the profit and loss account in the financial year during which they are incurred. Directs costs in connection with likely contract signing are capitalised.

Debtors

Debtors comprise trade debtors, amounts owed from construction contracts and other debtors. Debtors are categorised under loans and receivables, which are financial assets with fixed or determinable payments which are not quoted in an active market and which are not derivative financial instruments.

Debtors are measured at amortised cost net of allowances for anticipated losses based on individual assessment.

Bonds and listed shares

Bonds and listed shares are measured and recognised at fair value on the balance sheet date. Fair value adjustments are recognised in the profit and loss account as financial items.

Bonds and listed shares are classified under financial assets held for sale. *Financial assets held for sale* are financial assets which are not derivatives, and which are either classified as available for sale or which can neither be classified as loans and receivables, financial assets which are measured at fair value through the profit and loss account or financial assets held to maturity.

Impairment of long-term assets

Goodwill and other intangible assets with indefinite useful life are tested annually for impairment, the first time being before the end of the year of acquisition. Ongoing development projects are also tested annually for impairment.

The carrying amounts of other *Long-term assets* are reviewed each year to determine whether there is any indication of impairment. If any such indication exists, the recoverable value of the asset is calculated. The recoverable amount is the higher of the fair value of the asset less expected disposal costs and value in use.

Loss on impairment is recognised if the carrying amount of an asset or a cash generating unit exceeds the recoverable amount of the asset or the cash generating unit. Loss on impairment is recognised in the profit and loss account under the same heading as the related amortisation and depreciation. Write-downs are included in amortisation, depreciation and write-downs in the profit and loss account.

Write-down of goodwill is not reversed. Write-down on other assets is reversed to the extent that changes have taken place in the assumptions and estimates that led to the write-down.

Write-downs are only reversed where the new carrying amount of the asset does not exceed the carrying amount the asset would have had after depreciation or amortisation if the asset had not been written down.

Shareholders' equity

Dividend
Dividend is provided for in the accounts at the time when it is decided at the Annual General Meeting, the company thereby having incurred a liability. The dividend which is proposed for distribution is stated separately in the *shareholders' equity.*

Own shares
Own shares are recognised in the balance sheet at zero value. When buying or selling *Own shares*, the purchase or selling amount, as the case may be, plus any dividend is recognised directly in the *Shareholders' equity* among *Other reserves.*

Share-based payment
The Corporate Management and a number of executive staff are entitled to share option plans.

Plans classified as equity-settled share options (plan 2003-2005 and plan 2006-2007) are measured at fair value at the time of allocation and are recognised in the profit and loss account as staff costs within the period in which the final entitlement to the options is attained. The counter item is recognised directly in the *Shareholders' equity.*

When the share options are being recognised for the first time, an estimate is made of the number of options to which the Management and the executive staff are expected to become entitled. Subsequent adjustment is made for changes in the estimate of the number of option entitlements so that the total recognition is based on the actual number of option entitlements.

The fair value of the options allocated is estimated by means of the Black Scholes model. The calculation takes into account the terms and conditions under which the share options are allocated.

Option plans categorised as cash-settled share options (plan 1998-1999) are measured at the time of allocation and subsequently at fair value. Fair value adjustments in the exercise period are recognised in the profit and loss account under financial items. The counter item is recognised under *Liabilities.*

Employee shares granted in connection with the Group's 125th anniversary are considered earned at the time of allocation. The favourable element of these shares is recognised in the profit and loss account under the heading of staff costs and is set off directly against the *Shareholders' equity.*

Pension obligations / assets
The Group has signed pension agreements and similar contracts with most of its employees.

Under **contributory** pension plans, the employer is required to contribute a certain amount (for example a fixed sum or a fixed percentage of the pay). Under a contributory plan the employees usually bear the risk with regard to future developments in the rates of interest, inflation, mortality and disability. Payments by a company into contributory plans are recognised in the profit and loss account for the period to which they apply and any outstanding payments are recognised in the balance sheet under Other liabilities.

Under **benefit-based** pension plans, the employer is required to contribute a certain amount (for example a retirement pension as a fixed sum or a fixed percentage of the final pay). Under a benefit-based plan the company usually bears the risk with regard to future developments in the rates of interest, inflation, mortality and disability. Changes in the computation basis result in a change in the actuarial net present value of the benefits which the company is to pay in the future under this plan. Net present value is only calculated for benefits to which the employees have become entitled through their employment with the company so far. The actuarial net present value less the fair value of any assets related to the plan is stated in the balance sheet under the heading of *Pension assets and liabilities.*

Differences between the expected development of pension assets and liabilities and the realised values are described as actuarial gains or losses. Actuarial gains and losses are recognised directly in the *Shareholders' equity.*

Changes in benefits concerning the employees' former employment in the company result in a change in the actuarial net present value, which is considered a historical cost. Historical costs are charged immediately to the profit and loss account if the employees have already acquired a right to the changed benefit. Otherwise, the historical costs are recognised directly in the *Shareholders' equity.*

Provisions

Provisions for warranties
Where after closing the accounts of an order, additional minor supplies, etc. remain to be effected to complete the order, an allowance is made for this in the accounts. A portion of the allowance is transferred to liabilities covering the part of the outstanding subsupplies whose price and scope is agreed. The balance of the allowance is transferred to *Provisions*. The provision covers estimated own costs of completion, subsequent warranty supplies and unsettled claims from customers or subsuppliers. Any *Long-term liabilities* are discounted to net present value.

Provisions for restructuring
In the event of planned restructuring of the Group, provision is only made for liabilities deriving from restructuring which has been decided at the balance sheet date in accordance with a specific plan and provided the parties involved have been informed about the overall plan.

Provisions for redundancies
Provisions for redundancy costs are recognised in the profit and loss account when decided and announced.

Other provisions
Other provisions also include allowances for loss-making contracts and legal disputes, etc.

Mortgage debt and bank loans, etc.
Mortgage debt and bank loans, etc. are recognised when raising the loan at the proceeds received less transaction costs. Subsequent measurement is made at amortised cost so that the difference between the proceeds and the nominal value is recognised in the profit and loss account over the period of the loan.

Other liabilities
Other liabilities include holiday pay obligations, taxes and dues and interest payable.

Assets held for sale
Assets held for sale consist of assets and disposal groups that are held for sale. Disposal groups are a group of assets that are to be disposed of by sale or otherwise, together in a single transaction, and associated liabilities that are transferred through the transaction. Assets are classified as 'held for sale' if their carrying value will primarily be recovered by sale within 12 months in accordance with a formal plan rather than by continued use.

Assets or disposal groups held for sale are measured at the lower of the carrying value and the fair value less selling costs. Assets are not depreciated from the time when they are classified as 'held for sale'.

Impairment losses arising from the initial classification as 'held for sale' and gains or losses from subsequent measurement at the lower of carrying value and fair value less selling costs are recognised in the profit and loss account among the items to which they belong. Gains and losses are disclosed in the notes.

Presentation of assets held for sale and discontinuing activities
Assets held for sale and *Discontinuing activities* consist of activities or companies for which it has been announced that the activities or companies have been discontinued or are discontinuing in the Group or closure has been initiated.

Earnings and value adjustments after tax of assets held for sale and discontinuing activities are presented on a separate line in the profit and loss account and with comparative figures. In the notes, turnover, costs and tax of the discontinuing activities are disclosed.

Assets held for sale are presented on a separate line in the balance sheet as short term assets. Liabilities directly associated to the assets concerned are presented as short term liabilities in the balance sheet.

Cash flow from operating, investing and financing activities for assets held for sale and discontinuing activities appear from note 1.

Cash flow measurement
The consolidated and parent company cash flow measurements are presented according to the indirect method and show the composition of cash flows divided into operating, investing and financing activities, respectively, and the changes in cash funds during the year between 1 January and 31 December.

The cash flow measurement is based on Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA).

In the measurement of working capital/loans a distinction is made between interest-bearing and non-interest-bearing items plus cash funds.

- Cash funds consist of cash in hand and bank deposits
- Loans represent total interest-bearing debt items less interest-bearing debtors
- All other non-interest-bearing debtors and debt items are regarded as working capital

Cash flow from operating activities consists of earnings before interest, tax, depreciation and amortisation (EBITDA) adjusted for non-cash and non-paid items, changes in working capital and payments in respect of provisions, corporation tax and financial items.

Cash flow from investing activities comprise payments made in connection with the acquisition and disposal of undertakings and activities and the acquisition and disposal of assets.

Cash flow from financing activities comprise payments to and contributions from owners as well as the raising and repayment of loans.

The Group's cash funds mainly consist of money deposited with banks.

The presentation has been changed in 2007, so that cash flow for discontinuing activities are included in cash flow from operating, investing and financing activities. Comparative figures for 2006 have been adjusted accordingly.

Segment information

The information is based on business segments and geographical markets. The segment information complies with the Group accounting policies, risks and internal financial control. The business segments are the Group's primary basis of segmentation and the geographical markets are the secondary basis of segmentation.

Long-term assets in the business segment are those used directly in the operations of the segment, including *Intangible assets, Tangible assets* and Investments in associated undertakings. *Net turnover is distributed according to the customers' geographical position.* In the geographical segment, assets are divided according to their physical location.

Short-term assets in the business segment are those used directly in the operations of the segment, including Stocks, Trade debtors, *Other debtors, Prepayments* and *Cash funds.*

Segment liabilities consist of liabilities deriving from the operations of the segment concerned, including *Trade creditors* and *Other creditors.*

Segment income and costs consist of transactions between the segments. Such transactions are determined on market terms. The transactions are eliminated in connection with the consolidation.

Financial highlights

Financial highlights are defined and calculated in accordance with the Danish Society of Financial Analysts' "Recommendations and Financial Ratios 2005".

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) is defined as the operating income (EBIT) with addition of the year's amortisation, depreciation and write-down of intangible and tangible assets and special non-recurring items. The definition is changed compared to 2006 where special non-recurring items were recognised before EBITDA. Comparative figures for 2006 have been adjusted accordingly.

Financial net debt is defined as NIBD adjusted for outstanding guarantees.

Consolidated profit and loss account

Notes	DKKm	2007	2006
3	Net turnover	19,967	12,311
7	Production costs	15,695	9,709
	Gross profit	**4,272**	**2,602**
7	Sales and distribution costs	1,025	738
4+7	Administrative costs	1,216	992
5	Other operating income and costs	69	94
	Earnings before special non-recurring items, depreciation and amortisation (EBITDA)	**2,100**	**966**
8	Special non-recurring items	6	(13)
17	Depreciation and write-down of tangible assets	119	134
16	Amortisation and write-down of intangible assets	163	44
	Earnings before interest and tax (EBIT)	**1,824**	**775**
18	Share of earnings of associated undertakings	0	3
6	Financial income	1,031	539
6	Financial costs	978	393
	Earnings before tax, continuing activities (EBT)	**1,877**	**924**
9	Tax for the year, continuing activities	584	(183)
	Profit/loss for the year, continuing activities	**1,293**	**1,107**
1	Profit/loss for the year, discontinuing activities	1	25
	Profit/loss for the year	**1,294**	**1,132**
	To be distributed as follows:		
	FLSmidth & Co. A/S shareholders' share of profit/loss for the year	1,294	1,141
	Minority shareholders' share of profit/loss for the year	0	(9)
		1,294	**1,132**
34	Earnings per share (EPS)		
	Continuing and discontinuing activities	24.7	21.9
	Continuing and discontinuing activities, diluted	24.6	21.7
	Continuing activities	24.7	21.4
	Continuing activities, diluted	24.6	21.2

35 Profit and loss account classified by functions, depreciation and write-downs classified by functions

Consolidated cash flow statement

Notes	DKKm	2007	2006
	Cash flow from operating activities		
	Earnings before special non-recurring items, depreciation and amortisation (EBITDA), continuing activities	2,100	966
	Earnings before special non-recurring items, depreciation and amortisation (EBITDA), discontinuing activities	(20)	23
	Earnings before special non-recurring items, depreciation and amortisation (EBITDA)	**2,080**	**989**
	Adjustment for profits/losses on sale of tangible assets and exchange rate adjustments, etc.	(93)	(35)
	Adjusted earnings before special items, depreciation and amortisation (EBITDA)	**1,987**	**954**
10	Change in provisions	113	152
11	Change in working capital	(254)	261
	Cash flow from operating activities before financial items and tax	**1,846**	**1,367**
12	Financial payments received and made	46	93
9	Corporation taxes paid	(399)	(172)
	Cash flow from operating activities	**1,493**	**1,288**
	Cash flow from investing activities		
13	Acquisition of undertakings and activities	(3,615)	(196)
16	Acquisition of intangible assets	(62)	(33)
17	Acquisition of tangible assets	(386)	(249)
18	Acquisition of financial assets	(12)	(15)
14	Disposal of undertakings and activities	206	6
	Disposal of tangible assets	37	37
	Disposal of financial assets	19	63
	Cash flow from investing activities	**(3,813)**	**(387)**
	Cash flow from financing activities		
	Dividend	(366)	(368)
	Capital increase	0	6,161
	Acquisition of own shares	(16)	(6,397)
	Disposal of own shares	28	97
15	Changes in other net interest-bearing receivables/debt	832	(195)
	Cash flow from financing activities	**478**	**(702)**
	Changes in cash funds	**(1,842)**	**198**
22	Cash funds at 1 January	2,766	2,568
	Exchange rate adjustment, cash funds 1 January	33	-
22	Cash funds at 31 December	957	2,766

The cash flow statement cannot be inferred from the published financial information only.

Consolidated balance sheet

Assets

Notes	DKKm	2007	2006
	Completed development projects	26	29
	Patents and rights acquired	1,091	6
	Goodwill	3,191	131
	Customer relations	914	-
	Other intangible assets	203	143
16	**Intangible assets**	**5,425**	**309**
	Land and buildings	760	605
	Plant and machinery	477	395
	Operating equipment, fixtures and fittings	200	114
	Tangible assets in course of construction	109	105
17	**Tangible assets**	**1,546**	**1,219**
18	Investments in associated undertakings	4	7
18	Other securities and investments	58	47
18	Other financial assets	8	9
27	Pension assets	6	2
19	Deferred tax assets	752	762
	Financial assets	**828**	**827**
	Total long-term assets	**7,799**	**2,355**
20	**Stocks**	**1,463**	**832**
22	Trade debtors	4,939	3,087
21	Work-in-progress for third parties	3,072	2,338
	Amounts owed by associated undertakings	0	3
22	Other debtors	1,070	338
	Prepayments	120	34
	Debtors	**9,201**	**5,800**
	Securities	**244**	**366**
22	**Cash funds**	**957**	**2,766**
23	**Assets held for sale**	**8**	**132**
	Total current assets	**11,873**	**9,896**
	TOTAL ASSETS	**19,672**	**12,251**

Equity and liabilities

DKKm		2007	2006
Notes			
	Share capital	1,064	1,064
	Echange rate adjustments regarding translation of investments	(24)	(85)
	Exchange rate adjustments regarding hedging transactions	14	(2)
	Retained earnings	2,778	1,839
	Proposed dividend	372	372
	FLSmidth & Co. A/S shareholders' share of shareholders' equity	**4,204**	**3,188**
	Minority interests' share of shareholders' equity	**10**	**4**
	Total equity	**4,214**	**3,192**
19	Deferred tax liabilities	688	28
27	Pension liabilities	126	97
24	Other provisions	1,077	808
25	Mortgage debt	386	149
25	Bank loans	1,829	0
25	Financial lease commitment	10	12
25	Prepayments from customers	681	616
	Long-term liabilities	**4,797**	**1,710**
	Mortgage debt	7	50
	Bank loans	481	79
	Financial lease commitment	3	3
	Prepayments from customers	3,178	2,194
21	Work-in-progress for third parties	2,206	1,586
	Trade creditors	2,464	1,859
	Corporation tax payable	299	129
26	Other liabilities	1,288	676
24	Other provisions	699	656
	Deferred income	36	112
		10,661	**7,344**
23	**Liabilities regarding assets held for sale**	**0**	**5**
	Current liabilities	**10,661**	**7,349**
	Total liabilities	**15,458**	**9,059**
	TOTAL EQUITY AND LIABILITIES	**19,672**	**12,251**

Consolidated shareholders' equity

DKKm	Share Capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedgin transactions	Retained earnings	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority interests' share	Total
Shareholders' equity at 1 January 2006	**1,064**	**(122)**	**117**	**1,213**	**372**	**2,644**	**4**	**2,648**
Total income for the year		(90)	8	1,126		1,044		1,044
Capital increase due to exchange of shares	477			5,684		6,161		6,161
Capital reduction due to cancellation of own shares	(477)			477		0		0
Dividend paid					(368)	(368)		(368)
Dividend, own shares				4	(4)	0		0
Share-based payments, share options				7		7		7
Share-based payments, employee shares				37		37		37
Proposed dividend				(372)	372	0		0
Disposal of own shares				60		60		60
Acquisition of own shares				(6,397)		(6,397)		(6,397)
Transfer between reserves		127	(127)			0		0
Shareholders' equity at 31 December 2006	**1,064**	**(85)**	**(2)**	**1,839**	**372**	**3,188**	**4**	**3,192**
Total income for the year		61	16	1,281		1,358	6	1,364
Dividend paid					(366)	(366)		(366)
Dividend, own shares				6	(6)	0		0
Share-based payments, share options				10		10		10
Share-based payments, employee shares				2		2		2
Proposed dividend				(372)	372	0		0
Disposal of own shares				28		28		28
Acquisition of own shares				(16)		(16)		(16)
Shareholders' equity at 31 December 2007	**1,064**	**(24)**	**14**	**2,778**	**372**	**4,204**	**10**	**4,214**
See the parent company shareholders' equity regarding capital structure page 93.								
The total income for the year is specified as follows:								
Exchange rate adjustments regarding translation of investments		(90)				(90)	1	(89)
Transferred to the profit and loss account regarding hedging of future transactions			(4)			(4)		(4)
Transferred to work-in-progress regarding hedging of purchase and sales orders			12			12		12
Additions and disposals of monirity interests						0	8	8
Recognised actuarial gains and losses on benefit-based pensions plans*				5		5		5
Value adjustment of securities available for sale				(14)		(14)		(14)
Other shareholders' equity adjustments				(6)		(6)		(6)
Tax on shareholders' equity movements, net						0		0
Recognised directly in the shareholders' equity	**0**	**(90)**	**8**	**(15)**	**0**	**(97)**	**9**	**(88)**
Profit/loss for the year				1,141		1,141	(9)	1,132
Total income for the year 2006	**0**	**(90)**	**8**	**1,126**	**0**	**1,044**	**0**	**1,044**
Exchange rate adjustments regarding translation of investments		61				61		61
Transferred to work-in-progress regarding hedging of purchase and sales orders			16			16		16
Additions and disposals of minority interests						0	6	6
Recognised actuarial gains and losses on benefit-based pension plans*				(25)		(25)		(25)
Value adjustment of securities available for sale				(4)		(4)		(4)
Other shareholders' equity adjustments				(4)		(4)		(4)
Tax on shareholders' equity movements, net				20		20		20
Recognised directly in the shareholders' equity	**0**	**61**	**16**	**(13)**	**0**	**64**	**6**	**70**
Profit/loss for the year				1,294		1,294		1,294
Total income for the year 2007	**0**	**61**	**16**	**1,281**	**0**	**1,358**	**6**	**1,364**

*At 31 December 2007 accumulated actuarial losses of DKK 129m have been recognised directly in the shareholders' equity (at 31 Dec. 2006: DKK 104m)

List of notes

Consolidated accounts

Parent company

Notes to the consolidated accounts

1. Breakdown of the Group by segments for 2007

DKKm	Cement	Minerals	Cembrit Holding	Other companies etc. *	Continuing activities	Discon-tinuing activities *	FLSmidth Group
PROFIT AND LOSS ACCOUNT							
Turnover							
Denmark	67	3	433	38	541	1	542
Rest of Scandinavia	56	137	207	20	420	0	420
Rest of Europe	1,120	617	770	56	2,563	52	2,615
North America	2,803	1,446	9	6	4,264	0	4,264
South America	500	1,190	0	2	1,692	6	1,698
Africa	2,937	969	0	1	3,907	1	3,908
Australia	29	551	0	4	584	1	585
Asia	4,566	1,414	0	16	5,996	42	6,038
External turnover	12,078	6,327	1,419	143	19,967	103	20,070
Intercompany turnover	132	103	0	(235)	0	0	0
Net turnover	**12,210**	**6,430**	**1,419**	**(92)**	**19,967**	**103**	**20,070**
Production costs	9,865	5,054	945	(169)	15,695	93	15,788
Gross profit	**2,345**	**1,376**	**474**	**77**	**4,272**	**10**	**4,282**
Sales-, distr.- and admin. costs and other operating items	1,130	629	337	76	2,172	30	2,202
Earnings before special non-recurring items, depr. and amort. (EBITDA)	**1,215**	**747**	**137**	**1**	**2,100**	**(20)**	**2,080**
Special non-recurring items	0	(63)	0	69	6	63	69
Depreciation of tangible assets	64	37	49	5	155	4	159
Write-downs of tangible assets/(reversal)	0	0	(36)	0	(36)	52	16
Amortisation of intangible assets	67	94	0	2	163	0	163
Write-downs of intangible assets	0	0	0	0	0	0	0
Earnings before interest and tax (EBIT)	**1,084**	**553**	**124**	**63**	**1,824**	**(13)**	**1,811**
Share of profit/loss of associated undertakings after tax	0	0	0	0	0	0	0
Net financial income and costs	92	(99)	(17)	77	53	12	65
Earnings before tax (EBT)	**1,176**	**454**	**107**	**140**	**1,877**	**(1)**	**1,876**
Tax for the year	371	179	10	24	584	(2)	582
Profit/loss for the year	**805**	**275**	**97**	**116**	**1,293**	**1**	**1,294**
CASH FLOW							
Cash flow from operating activities	**1,184**	**180**	**55**	**31**	**1,450**	**43**	**1,493**
Acquisition and disposal of undertakings and activities	(13)	(3,602)	0	121	(3,494)	85	(3,409)
Acquisition of tangible assets	(188)	(77)	(107)	(14)	(386)	0	(386)
Other investments, net	(44)	2	(2)	26	(18)	0	(18)
Cash flow from investing activities	**(245)**	**(3,677)**	**(109)**	**133**	**(3,898)**	**85**	**(3,813)**
Cash flow from operating and investing activities	**939**	**(3,497)**	**(54)**	**164**	**(2,448)**	**128**	**(2,320)**
Cash flow from financing activities	**(454)**	**5,201**	**72**	**(4,304)**	**515**	**(37)**	**478**
WORKING CAPITAL	**(736)**	**1,028**	**226**	**96**	**614**	**51**	**665**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**3,102**	**(381)**	**(128)**	**(4,397)**	**(1,804)**	**221**	**(1,583)**
ORDER INTAKE	**15,789**	**8,543**		**(271)**	**24,061**	**70**	**24,131**
ORDER BACKLOG	**17,265**	**8,777**		**(730)**	**25,312**	**49**	**25,361**
BALANCE SHEET							
Intangible assets	124	5,240	53	8	5,425		5,425
Tangible assets	598	318	477	153	1,546		1,546
Financial assets	464	136	46	182	828		828
Current assets	10,240	6,830	804	(6,009)	11,865		11,865
Assets held for sale	8	0	0	0	8		8
Total assets	**11,434**	**12,524**	**1,380**	**(5,666)**	**19,672**		**19,672**
Consolidated shareholders' equity	2,488	5,301	269	(3,844)	4,214		4,214
Liabilities	8,946	7,223	1,111	(1,822)	15,458		15,458
Liabilities regarding assets held for sale	0	0	0	0	0		0
Total equities and liabilities	**11,434**	**12,524**	**1,380**	**(5,666)**	**19,672**		**19,672**
FINANCIAL RATIOS							
Contribution ratio	*19.2%*	*21.4%*	*33.4%*	*(83.7%)*	*21.4%*	*n/a*	*21.3%*
EBITDA ratio	*10.0%*	*11.6%*	*9.7%*	*(1.1%)*	*10.5%*	*n/a*	*10.4%*
EBIT ratio	*8.9%*	*8.6%*	*8.7%*	*(68.5%)*	*9.1%*	*n/a*	*9.0%*
EBT ratio	*9.6%*	*7.1%*	*7.5%*	*(152.2%)*	*9.4%*	*n/a*	*9.3%*
Number of employees, 31 December	**4,975**	**3,290**	**1,098**	**3**	**9,366**	**11**	**9,377**

* *Other companies etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.*
* *Discontinuing activities consist of activities for which it has been announced that they are discontinued or are being discontinued in the Group and where closure has been initiated. Discontinuing activities consist of the turbo and marine activities in Maag Gear and expensing of activities sold in previous years.*

1. Breakdown of the Group by segments for 2006

DKKm	Cement	Minerals	Cembrit Holding	Other companies etc. [1]	Continuing activities	Discon-tinuing activities [2]	FLSmidth Group
PROFIT AND LOSS ACCOUNT							
Turnover							
Denmark	38	1	394	29	462	0	462
Rest of Scandinavia	23	27	168	10	228	8	236
Rest of Europe	915	164	628	74	1,781	127	1,908
North America	1,633	717	10	(2)	2,358	27	2,385
South America	196	562	0	4	762	5	767
Africa	1,292	655	0	1	1,948	4	1,952
Australia	38	283	0	1	322	1	323
Asia	3,610	805	16	19	4,450	42	4,492
External turnover	7,745	3,214	1,216	136	12,311	214	12,525
Intercompany turnover	(62)	62	0	0	0	0	0
Net turnover	**7,683**	**3,276**	**1,216**	**136**	**12,311**	**214**	**12,525**
Production costs	6,164	2,671	804	70	9,709	171	9,880
Gross profit	**1,519**	**605**	**412**	**66**	**2,602**	**43**	**2,645**
Sales-, distr.- and admin. costs and other operating items	985	308	284	59	1,636	20	1,656
Earnings before special non-recurring items, depr. and amort. (EBITDA)	**534**	**297**	**128**	**7**	**966**	**23**	**989**
Special non-recurring items	0	(13)	0	0	(13)	0	(13)
Depreciation of tangible assets	61	20	46	7	134	12	146
Write-downs of tangible assets / (reversal)	0	0	0	0	0	0	0
Amortisation of intangible assets	32	6	1	1	40	0	40
Write-downs of intangible assets	4	0	0	0	4	0	4
Earnings before interest and tax (EBIT)	**437**	**258**	**81**	**(1)**	**775**	**11**	**786**
Share of profit and loss of associated undertakings after tax	0	0	0	0	0	3	3
Net financial income and costs	162	11	(12)	(12)	149	11	160
Earnings before tax (EBT)	**599**	**269**	**69**	**(13)**	**924**	**25**	**949**
Tax for the year	(54)	67	(51)	(145)	(183)	0	(183)
Profit/loss for the year	**653**	**202**	**120**	**132**	**1,107**	**25**	**1,132**
CASH FLOW							
Cash flow from operating activities	**667**	**499**	**90**	**117**	**1,373**	**(85)**	**1,288**
Acquisition and disposal of undertakings and activities	0	(174)	(22)	0	(196)	0	(196)
Acquisition of tangible assets	(150)	(37)	(60)	(2)	(249)	0	(249)
Other investments, net	42	9	4	(7)	48	10	58
Cash flow from investing activities	**(108)**	**(202)**	**(78)**	**(9)**	**(397)**	**10**	**(387)**
Cash flow from operating and investing activities	**559**	**297**	**12**	**108**	**976**	**(75)**	**901**
Cash flow from financing activities	**136**	**(110)**	**(5)**	**(641)**	**(620)**	**(82)**	**(702)**
WORKING CAPITAL	**(617)**	**28**	**197**	**(43)**	**(435)**		**(435)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**2,872**	**383**	**15**	**(423)**	**2,847**		**2,847**
ORDER INTAKE	**12,649**	**5,885**			**18,534**		**18,534**
ORDER BACKLOG	**13,531**	**4,733**			**18,264**		**18,264**
BALANCE SHEET							
Intangible assets	143	118	45	3	309		309
Tangible assets	487	192	371	169	1,219		1,219
Financial assets	562	43	136	86	827		827
Current assets	7,873	2,079	721	(909)	9,764		9,764
Assets held for sale	106	0	0	26	132		132
Total assets	**9,171**	**2,432**	**1,273**	**(625)**	**12,251**		**12,251**
Consolidated shareholders' equity	2,554	615	342	(319)	3,192		3,192
Liabilities	6,612	1,817	931	(306)	9,054		9,054
Liabilities regarding assets held for sale	5	0	0	0	5		5
Total equities and liabilities	**9,171**	**2,432**	**1,273**	**(625)**	**12,251**		**12,251**
FINANCIAL RATIOS							
Contribution ratio	*19.8%*	*18.5%*	*33.9%*	*48.5%*	*21.1%*	*n/a*	*21.1%*
EBITDA ratio	*7.0%*	*9.1%*	*10.5%*	*5.1%*	*7.8%*	*n/a*	*7.9%*
EBIT ratio	*5.7%*	*7.9%*	*6.7%*	*(0.7%)*	*6.3%*	*n/a*	*6.3%*
EBT ratio	*7.8%*	*8.2%*	*5.7%*	*(9.6%)*	*7.5%*	*n/a*	*7.6%*
Number of employees, 31 December	**4,101**	**1,613**	**963**	**71**	**6,748**	**114**	**6,862**

[1] Other companies etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.
[2] Discontinuing activities consist of activities for which it has been announced that they are discontinued or are being discontinued in the Group and where closure has been initiated. Discontinuing activities consist of the turbo and marine activities in Maag Gear and expensing of activities sold in previous years.

2. Segment reporting, geographical

DKKm	2007	2006
Turnover		
Denmark	541	462
Rest of Scandinavia	420	228
Rest of Europe	2,563	1,781
North America	4,264	2,358
South America	1,692	762
Africa	3,907	1,948
Australia	584	322
Asia	5,996	4,450
	19,967	12,311
Assets		
Denmark	6,085	6,098
Rest of Scandinavia	92	96
Rest of Europe	3,599	1,987
North America	7,456	1,943
South America	327	137
Africa	392	344
Australia	365	234
Asia	1,356	1,412
	19,672	12,251
Capital expenditures		
Denmark	110	71
Rest of Scandinavia	2	1
Rest of Europe	143	90
North America	78	29
South America	4	3
Africa	4	3
Australia	8	17
Asia	111	83
	460	297

3. Net turnover

DKKm	2007	2006
Project sales	14,470	7,978
Sales of parts and services	3,929	2,973
Building materials	1,568	1,360
	19,967	12,311
Income recognition criteria		
Income recognised when invoiced	6,853	4,079
Income recognised according to the percentage-of-completion method	13,114	8,232
	19,967	12,311

4. Fee to parent company auditors appointed at the Annual General Meeting

DKKm	2007	2006
Deloitte		
Auditing	16	11
Other services	38	7
	54	18

Other services consist of due diligence in connection with acquisitions and other accounting and tax-related consultancy.

5. Other operating income and costs

DKKm	2007	2006
Other operating income		
Government subsidies and other grants	6	4
Rent income	15	14
Royalties, etc.	25	21
Profit on disposal of fixed assets*	31	29
Other income	31	33
	108	101
Other operating costs		
Losses on disposal of fixed assets	3	1
Royalties, etc.	3	4
Other costs	33	2
	39	7
Total other operating income and costs	69	94

*) The profit on disposal of fixed assets in 2007 includes the profit from the sale of land and buildings at DKK 21m deriving from the sale of property in Aalborg, Denmark. The profit on disposal of fixed assets in 2006 includes the profit from the sale of land and buildings at DKK 11m deriving from the sale of an office building in Brazil.

6. Financial income and costs

DKKm	2007	2006
Financial income		
Interest receivable and other financial income from financial assets not measured at fair value	122	99
Capital gains from financial assets available for sale	17	18
Foreign exchange gains	892	422
	1,031	539
Financial costs		
Interest payable and other financial costs from financial liabilities not measured at fair value	93	28
Share-based payment in respect of employees who have left the Group	0	12
Interest regarding financial lease commitments	1	1
Foreign exchange losses	884	352
	978	393

7. Staff costs

DKKm	2007	2006
Wages, salaries and fees	2,328	1,585
Pension contributions and social security costs, etc.	300	224
Share-based payment, option plans	10	7
Share-based payment, employee share plan	2	37
Other staff costs	242	43
	2,882	1,896
The amounts are included in the items:		
Production costs	1,709	1,143
Sales and distribution costs	523	272
Administrative costs	650	481
	2,882	1,896
For futher details concerning remuneration of the Management and the Board see note 36 on related parties.		
Number of employees at 31 December	9,377	6,862

7. Staff costs (continued)

Share options
The Management and a number of executive officers in the Group have been granted options to purchase 528,702 shares in the company at a set price (strike price).

Equity-settled plans (Plan 2003-2005 and plan 2006-2007)
The share option plans for 2003-2005 and 2006-2007 are equity-settled share-based payment plans. The value of the options is recognised in the profit and loss account under staff costs on a linear basis from the time of allocation to the first time of acquisition, which means that at the time of exercising the option no more recognition in the profit and loss account takes place.

Specification of outstanding options:

Number of options	Management	Other executive staff	Total
Outstanding options 1 January 2006	180,000	730,000	910,000
Exercised 2003 plan	(40,000)	(10,000)	(50,000)
Exercised 2004 plan	(50,000)	(400,000)	(450,000)
Lapsed		(10,000)	(10,000)
Allocated for 2006 (issued 17 August 2006)	36,000	170,000	206,000
Outstanding options 31 December 2006	126,000	480,000	606,000
Exercised of 2005 plan		(240,000)	(240,000)
Allocated for 2006 (issued 22 August 2007)	24,800	120,700	145,500
Outstanding options 31 December 2007	**150,800**	**360,700**	**511,500**
Number of options that are exercisable at 31 December 2007	90,000	70,000	160,000
Total fair value of outstanding options DKKm			
At 31 December 2007	55	109	164
At 31 December 2006	29	107	136

DKK	2007	2006
Average weighted fair value per option	320.78	224.08
Average weighted strike price per option	229.44	148.34
Average price per share at the time of exercising the option	394.66	251.40

In 2007, the recognised fair value of share options in the consolidated profit and loss account amounts to DKK 10m (2006: DKK 7m).

In calculating average weighted fair value and strike price per option the yearly dividend during the exercise period is set at DKK 7.

Year of allocation, strike price and exercise period for the individual allocations are as follows:

Year of allocation	Strike price	Excercise period	Allocated	Lapsed	Exercised	Not exercised
2004	63.13	2007-2008	500,000	(20,000)	(460,000)	20,000
	59.92	2008-2009				
	56.52	2009-2010				
2005	96.48	2007-2008	380,000	0	(240,000)	140,000
	95.27	2008-2009				
	93.99	2009-2010				
	92.63	2010-2011				
2006	209.00	2009-2010	206,000	0	0	206,000
	202.00	2010-2011				
	195.00	2011-2012				
2007	434.00	2010-2011	145,500	0	0	145,500
	427.00	2011-2012				
	420.00	2012-2013				

The calculated fair values in connection with allocation are based on the Black-Scholes model for valuation of options.

The calculation of fair values of outstanding share options at the time of allocation is based on the following assumptions:

	Allocated in 2007	Allocated in 2006
Average price per share	455.00	230.00
Strike price per share	455.00	230.00
Expected volatility	26.15%	37.98%
Expected life	*4 1/2 years*	*4 1/2 years*
Expected dividend per share	DKK 3	DKK 3
Risk-free interest	4.4%	4.0%
Number of share options allocated	145,500	206,000
Fair value per option, DKK	135.60	87.58
Total fair value, DKKm	20	18

The expected volatility is based on the historical volatility (calculated as the weighted average residual life of share options allocated) adjusted for expected changes due to publically available information.

The strike prices for allocations in 2003 - 2005 are increased annually by 6 per cent. The annual increase, however, is limited by the dividend declared at the latest Annual General Meeting prior to the half-yearly report in question so that each dividend krone (DKK) is deducted from the calculated 6 per cent increase. Non-exercised options lapse if the holder ceases to be employed by the Group.

Cash-settled plan (1998-1999)
The old plan is categorised as a cash-settled plan as it entitles employees to choose differential settlement in cash. The value of options calculated according to the Black-Scholes model is recognised in the profit and loss account under Financial items and a provision is made in the balance sheet under Other liabilities. The amount is adjusted for actual exercise value. The year's cost amounted to DKK -1m (2006: DKK 12m).

Specification of outstanding options:

Number of options	Management	Other executive staff	Total
Options allocated 1 January 2006	10,586	120,030	130,616
Exercised	(10,586)	(93,401)	(103,987)
Lapsed plus correction of previous years	0	15,454	15,454
Outstanding options 31 December 2006	0	42,083	42,083
Exercised		(7,729)	(7,729)
Lapsed		(17,152)	(17,152)
Outstanding options 31 December 2007	**0**	**17,202**	**17,202**
Number of options that are exercisable at 31 December 2007	0	17,202	17,202
Total fair value of outstanding options DKKm			
At 31 December 2007	0	7	7
At 31 December 2006	0	9	9

DKK	2007	2006
Average weighted fair value per option	381.96	217.85
Average weighted strike price per option	139.00	137.37
Average price per share at the time of exercising the option	456.71	238.16

Year of allocation, strike price and exercise period for the individual allocations are as follows :

Year of allocation	Strike price	Excercise period	Allocated	Lapsed	Excercised	Not exercised
1998	135	2002-2007	236,797	(58,295)	(178,502)	0
1999	139	2003-2008	152,580	(36,833)	(98,545)	17,202

8. Special non-recurring items

DKKm	2007	2006
Recognised negative goodwill regarding acquisition of KOCH Transporttechnik	5	0
Expensing of acquisition price allocations to stocks in connection with business acquisitions	(68)	(13)
Profit/loss from disposal of undertakings and activities	69	0
	6	(13)

Following the acquisition of GL&V Process and RAHCO International Inc., fair value adjustments of stocks amounting to DKK 167m were made. In connection with the subsequent realisation of the stocks, recognition of these fair value adjustments in the profit and loss account is separated from ordinary cost of sales items (production costs) and expensed as special non-recurring items.
For a statement of profit/loss from disposal of undertakings and activities, please see note 14.

9. Tax for the year

DKKm	2007	2006
Tax for the year		
Current tax on the profit/loss for the year	419	179
Withholding taxes	15	0
Deferred tax adjustments	50	(376)
Adjustment of tax rate on deferred tax	60	8
Adjustment regarding previous years, deferred taxes	28	0
Adjustment regarding previous years, permanent taxes	(4)	6
Other adjustments	16	0
Tax for the year on continuing activities	**584**	**(183)**
Earnings before tax of continuing activities	1,877	924
Earnings before tax of discontinuing activities	(1)	25
	1,876	949
Reconciliation of tax		
Tax according to Danish tax rate	469	266
Variance in the tax rates in non-Danish subsidiary undertakings relative to 25%	121	45
Non-taxable income and non-deductible costs	(63)	(63)
Variance in tax assets valued at nil	(58)	(434)
Variance due to adjustment of tax rate	60	8
Adjustments regarding previous years, deferred tax	28	0
Adjustments regarding previous years, permanent taxes	(4)	0
Withholding taxes	15	0
Other adjustments	16	(5)
	584	(183)

Tax paid in 2007 amounts to DKK 399m (2006: DKK 172m).

10. Change in provisions

DKKm	2007	2006
Pensions and similar obligations	(23)	87
Other provisions	136	65
	113	152

11. Change in working capital

DKKm	2007	2006
Stocks	(209)	(202)
Trade debtors	(2,224)	(850)
Work-in-progress and prepayments	1,193	890
Trade creditors	1,026	341
Change in other debtors and other liabilities	(40)	82
	(254)	261

12. Financial payments received and made

DKKm	2007	2006
Financial payments received	1,541	482
Financial payments made	(1,495)	(389)
	46	93

13. Acquisition of undertakings and activities in 2007

Name of undertaking acquired	Primary activity	Acquisition date	Share acquired	Voting share acquired	Ownership interest	Voting share
GL&V Process	Minerals	10 August 2007	100%	100%	100%	100%
KOCH Transporttechnik	Minerals	1 January 2007	100%	100%	100%	100%
RAHCO International Inc.	Minerals	2 April 2007	100%	100%	100%	100%
FLS Automation Italy	Cement	1 July 2007	20%	60%	60%	60%
Autec Spol. S.r.o.	Cement	9 November 2007	65%	65%	100%	100%
Cembrit CZ	Cembrit Holding	31 January 2007	5%	5%	96%	96%

DKKm	GL&V Process			Other			Total
	Carrying amount before adjustment	Adjustments at fair value	Fair value adjusted opening balance sheet	Carrying amount before adjustment	Adjustments at fair value	Fair value adjusted opening balance sheet	Fair value adjusted opening balance sheet
Completed development projects	5	-	5	-	-	-	5
Patents and rights acquired	697	361	1,058	5	52	57	1,115
Customer relations	-	926	926		5	5	931
Other intangible assets	-	124	124		4	4	128
Tangible assets	86	-	86	20	1	21	107
Financial assets	71	-	71	-	-	-	71
Stocks	298	161	459	13	6	19	478
Debtors	1,095	-	1,095	34	-	34	1,129
Cash funds	1,562	-	1,562	13	-	13	1,575
Minority interests	-	-	-	(6)	-	(6)	(6)
Provisions, including deferred tax	(246)	(554)	(800)	(9)	(6)	(15)	(815)
Loans	(1,758)	-	(1,758)	(5)	-	(5)	(1,763)
Other liabilities	(810)	-	(810)	(15)	-	(15)	(825)
Net assets	**1,000**	**1,018**	**2,018**	**50**	**62**	**112**	**2,130**
Goodwill			3,004			64	3,068
Recognised negative goodwill			-			(5)	(5)
Shareholders' quity transferred from investments in associated undertakings			-			(3)	(3)
Cost			**5,022**			**168**	**5,190**
Cash funds acquired			(1,562)			(13)	(1,575)
Net cash effect, acquisitions			**3,460**			**155**	**3,615**
Specification of net cash effect:							
Purchase price			3,385			155	3,540
Direct acquisition costs			75			0	75
Net cash effect			**3,460**			**155**	**3,615**

GL&V Process (FLSmidth Dorr-Oliver Eimco and FLSmidth Krebs)
Groupe Lapièrre & Verreault Inc. (GL&V Process) is a member of the FLSmidth & Co. Group and is part of the Minerals segment, providing separation technology for the metal and minerals industry. GL&V Process consists of the companies Dorr-Oliver Eimco and Krebs Engineers. GL&V Process was consolidated effective 10 August 2007. Adjustments of intangible assets at fair value consist of customer relations, trademarks, technology and order backlog. Non-allocated purchase price amounting to DKK 3,004m is recognised as goodwill and represents expected sales and cost synergies. The GL&V Process business is included in the consolidated accounts with a turnover of DKK 1,199m and earnings after tax of DKK -129m.

OTHER

KOCH Transporttechnik (FLSmidth KOCH)
Based in Germany KOCH Transporttechnik is a member of the FLSmidth & Co. Group and is part of the Minerals segment, providing materials handling systems. The company was consolidated effective 1 January 2007. Goodwill after fair value adjustments amounts to DKK -5m which is recognised as income under special non-recurring items. The company is included in the consolidated accounts with a turnover of DKK 486m and earnings after tax of DKK -22m.

RAHCO International Inc. (FLSmidth RAHCO)
Based in the USA RAHCO International Inc. is a member of the FLSmidth & Co. Group and is part of the Minerals segment, providing materials handling systems. The company was consolidated effective 2 April 2007. Non-allocated purchase price amounting to DKK 51m is recognised as goodwill and represents expected synergies. The company is included in the consolidated accounts with a turnover of DKK 214m and earnings after tax of DKK 23m.

FLS Automation Italy
Based in Italy, FLS Automation Italy is a member of the FLSmidth & Co. Group and is part of its Cement segment, providing electrical systems, etc. The company has until now been recognised as an associated undertaking, and following the acquisition it is fully consolidated in the accounts. No purchase price allocation has taken place when consolidating the assets and liabilities, because in the Group's opinion the carrying amounts express the market value of identifiable assets and liabilities. The company is included in the consolidated accounts with a turnover of DKK 6m and earnings after tax of DKK -2m.

Autec Spol. S.r.o.
Based in the Czech Republic, Autec Spol. S.r.o. is a member of the FLSmidth & Co. Group and is part of the Cement segment, providing electrical systems, etc. The company has until now been recognised as an associated undertaking, and following the acquisition it is fully consolidated in the accounts. No purchase price allocation has taken place when consolidating the assets and liabilities, because in the Group's opinion the carrying amounts express the market value of identifiable assets and liabilities. The company is included in the consolidated accounts with a turnover of DKK 0m and earnings after tax of DKK -3m.

Cembrit CZ
Based in the Czech Republic, Cembrit CZ is a member of the FLSmidth & Co. Group and is a production unit in the Cembrit Holding segment.The acquisition consists of a unilateral capital increase by Cembrit Holding. The capital increase has increased goodwill by DKK 5m. The company is included in the consolidated accounts with a turnover of DKK 127m and earnings after tax of DKK 24m.

Turnover and earnings on a full-year basis
If the undertakings acquired in 2007 had been consolidated at 1 January 2007, the turnover and the earnings after tax of these undertakings would have been included in the consolidated accounts at DKK 3,900m and DKK -200m, respectively.

Other activities
Eternit South Eastern Europe Holding GmbH, which is a member of the FLSmidth & Co. Group and is a production unit in the Cembrit Holding segment was included proportionately at 50% in the consolidated accounts for 2006. Since the company's opening balance sheet was provisional at the time of presenting the accounts, in the 2007 financial year some minor adjustments were made in the opening balance sheet. No goodwill has been included.

13. Acquisition of undertakings and activities in 2006

Name of undertaking acquired	Primary activity	Acquisition date	Share acquired	Voting share acquired	Ownership interest	Voting share
Excel Foundry and Machine Inc.	Minerals	1 July 2006	100%	100%	100%	100%
Excel Crusher Technologies LLC	Minerals	1 July 2006	49%	49%	100%	100%
IBS BV	Cembrit Holding	1 October 2006	100%	100%	100%	100%
SFS s.r.o	Cembrit Holding	1 October 2006	100%	100%	100%	100%
Eternit South Eastern Europe Holding GmbH	Cembrit Holding	27 December 2006	50%	50%	50%	50%

DKKm	Excel Foundry and Machine and Excel Crusher Technologies			Other			Total
	Carrying amount before adjustment	Adjustments at fair value	Fair value adjusted opening balance sheet	Carrying amount before adjustment	Adjustments at fair value	Fair value adjusted opening balance sheet	Fair value adjusted opening balance sheet
Intangible assets	-	44	44	-	-	-	44
Tangible assets	44	30	74	6	-	6	80
Financial assets	-	-	-	-	-	-	0
Stocks	67	11	78	6	-	6	84
Debtors	30	2	32	7	-	7	39
Cash funds	2	-	2	6	-	6	8
Minority interests	(7)	-	(7)	-	-	-	(7)
Loans	(52)	-	(52)	-	-	-	(52)
Other liabilities	(26)	-	(26)	(12)	-	(12)	(38)
Net assets	**58**	**87**	**145**	**13**	**0**	**13**	**158**
Goodwill			31			15	46
Cost			**176**			**28**	**204**
Cash funds acquired			(2)			(6)	(8)
Net cash effect, acquisitions			**174**			**22**	**196**
Specification of net cash effect:							
Purchase price			174			22	196
Direct acquisition costs			0			0	0
Net cash effect			**174**			**22**	**196**

Excel Foundry and Machine, Inc. and Excel Crusher Technologies, LLC (FLSmidth Excel Inc. and FLSmidth Excel LLC)
Based in the US, Excel Foundry and Machine and Excel Crusher Technologies belong to the FLSmidth & Co. Group as part of FLSmidth Minerals. The former of the two provides services and spares and the latter minerals technology. Excel Foundry and Machine has been consolidated as from 1 July 2006, whilst Excel Crusher Technologies has been consolidated since the acquisition of the majority interest in September 2005. Non-allocated purchase price in 2006 amounts to DKK 31m and is recognised as goodwill which represents the anticipated synergies deriving from the acquisitions. The company operations are included in the consolidated accounts with a turnover of DKK 156m and earnings after tax of DKK -15m, Excel Foundry and Machine contributing operations for the second half of 2006 with a turnover of DKK 118m and earnings after tax of DKK 5m.

IBS B.V. (Cembrit IBS B.V.)
Based in Holland IBS (International Building Supplies) belongs to the FLSmidth & Co. Group as part of Cembrit Holding, serving as a sales unit. The company has been consolidated as from 1 October 2006. No purchase price allocation was made when recognising the assets and liabilities in connection with the acquisition at 1 October 2006, because in the Group's opinion the carrying amounts truly reflect the market values of identifiable assets and liabilities. Non-allocated purchase price related to the acquisition amounts to DKK 14m and is recognised as goodwill reflecting the anticipated synergies accruing from the acquisition. The company's operations in the fourth quarter of 2006 are included in the consolidated accounts, turnover amounting to DKK 7m and earnings after tax DKK 1m.

SFS s.r.o. (Cembrit SFS s.r.o.)
Based in Slovakia SFS (Strešne a Fasádne Systémy) belongs to the FLSmidth & Co. Group and is part of Cembrit Holding, serving as a sales unit. The company has been consolidated as from 1 October 2006. No purchase price allocation was made when recognising the assets and liabilities in connection with the acquisition at 1 October 2006, because in the Group's opinion the carrying amounts truly reflect the market values of identifiable assets and liabilities. Non-allocated purchase price related to the acquisition amounts to DKK 1m and is recognised as goodwill reflecting the anticipated synergies accruing from the acquisition. The company's operations in the fourth quarter of 2006 are included in the consolidated accounts, turnover amounting to DKK 1m and earnings DKK 0m.

Eternit South Eastern Europe Holding GmbH
Eternit South Eastern Europe Holding GmbH serves as a holding company of a joint venture formed with Eternit-Werke Ludwig Hatschek AG in Austria. The 50 per cent joint venture interest in the company is included in the FLSmidth & Co. Group as part of Cembrit Holding, acting as a production and sales unit. The joint venture interest in the company has been consolidated pro rata as from 27 December 2006. The recognition of the pro rata share of the company's balance sheet at the end of the 2006 financial year is provisional. An essentially full allocation of the purchase price to identifiable assets and liabilities is expected. The joint venture interest in the company did not contribute activities in 2006.

Turnover and earnings on a full-year basis
If the undertakings acquired in 2006 had been consolidated as at 1 January 2006, the turnover and the earnings after tax of these undertakings would have been included in the consolidated accounts at DKK 315m and DKK 17m, respectively.

Acquisitions after the balance sheet date
FLSmidth & Co. expects to complete the acquisition of KOCH Transporttechnik during the 1st quarter of 2007. KOCH Transporttechnik GmbH will be included in the FLSmidth & Co. Group as a provider of materials handling systems in the Minerals segment. Reference is made to note 13, Acquisition of undertakings and activities in 2007, regarding the transaction made.

14. Disposal and discontinuation of undertakings and activities

DKKm	Maag Gear turbo and marine gear activities	Densit	2007 Total	2006
Intangible assets	0	2	2	0
Tangible assets	10	18	28	1
Financiel assets	0	1	1	10
Stocks	5	13	18	2
Debtors	15	54	69	11
Securities	0	0	0	7
Cash funds	0	4	4	0
Provisions	0	0	0	(3)
Liabilities	0	(48)	(48)	(10)
Minority interests	0	0	0	(3)
Net assets	**30**	**44**	**74**	**15**
Profit/loss on disposal of undertakings and activities			**132**	**(9)**
Sales amount in cash			**206**	**6**
Profit on disposal of undertakings and activities			**136**	**4**
Loss on disposal of undertakings and activities			**(4)**	**(12)**
Profit/loss, adjustment for disposals in previous years			**0**	**(1)**
Effect on profit and loss account			**132**	**(9)**

Profit/loss on disposal of undertakings and activities shown in the profit and loss account is stated at the average rate of exchange and cannot therefore be directly reconciled. Profit/loss on disposal of undertakings and activities is not subject to tax. Tax for the year is affected by the dissolution of tax items regarding disposal of undertakings which have previously been recognised in the shareholders' equity.

Profit/loss on disposal of undertakings and activities is included in both continuing and discontinuing activities.

15. Changes in other net interest-bearing receivables/(debt)

DKKm	2007	2006
Net interest-bearing receivables/(debt), 1 January	**2,847**	**2,600**
Addition of undertakings	(249)	(52)
Disposal of undertakings	4	0
Changes in interest-bearing cash funds	(1,842)	198
Changes in other interest-bearing receivables	(2,302)	195
Exchange rate adjustments, etc.	(41)	(94)
Net interest-bearing receivables/(debt), 31 December	**(1,583)**	**2,847**

16. Intangible assets

DKKm	Completed development projects	Patents and rights acquired	Goodwill	Customer relations	Other intangible assets	Total
Cost at 1 January 2007	66	33	138	0	235	472
Exchange rate adjustments	(1)	(2)	(17)	(1)	(4)	(25)
Acquisition of undertakings	5	1,115	3,068	931	128	5,247
Disposal of undertakings	(5)	(1)	0	0	(2)	(8)
Additions	6	1	8	0	47	62
Disposals	(3)	0	(19)	0	0	(22)
Other adjustments	0	0	15	0	(1)	14
Cost at 31 December 2007	**68**	**1,146**	**3,193**	**930**	**403**	**5,740**
Amortisation and write-downs at 1 January 2007	37	27	7	0	92	163
Exchange rate adjustments	0	3	0	0	0	3
Disposal of Group undertakings	(3)	(1)	0	0	(2)	(6)
Disposals	(3)	0	(19)	0	0	(22)
Amortisation	11	26	0	16	110	163
Write-downs	0	0	0	0	0	0
Other adjustments	0	0	14	0	0	14
Amortisation and write-downs at 31 December 2007	**42**	**55**	**2**	**16**	**200**	**315**
Book value at 31 December 2007	**26**	**1,091**	**3,191**	**914**	**203**	**5,425**

DKKm	Completed development projects	Patents and rights acquired	Goodwill	Other intangible assets	Total
Cost at 1 January 2006	57	28	92	175	352
Exchange rate adjustments	(1)	(1)	0	(3)	(5)
Acquisition of Group undertakings	0	0	46	44	90
Additions	3	1	0	29	33
Disposals	(1)	0	0	0	(1)
Other adjustments	8	5	0	(10)	3
Cost at 31 December 2006	**66**	**33**	**138**	**235**	**472**
Amortisation and write-downs at 1 January 2006	29	23	2	61	115
Exchange rate adjustments	(1)	(1)	0	(1)	(3)
Disposals	0	0	0	(1)	(1)
Amortisation	9	2	0	29	40
Write-downs	0	0	0	4	4
Other adjustments	0	3	5	0	8
Amortisation and write-downs at 31 December 2006	**37**	**27**	**7**	**92**	**163**
Book value at 31 December 2006	**29**	**6**	**131**	**143**	**309**

Amortisation and write-downs in the profit and loss account are stated at the average rates of exchange and cannot therefore be directly reconciled with the intangible asset note stated above in which amortisation and write-downs are stated at year-end exchange rates. For allocation of amortisation and write-downs to Production costs, Sales and distribution costs and Administrative costs, see note 35.

For acquisition of undertakings, see note 13.

Much of the knowledge generated in the Group is based on the work performed for customers. In 2007, the Group's research and development costs totalled DKK 210m (2006: DKK 169m). As these costs mainly relate to improvements of already existing products, capitalised development costs merely account for a total of DKK 13m (2006: DKK 8m) in respect of development projects and other intangible assets. The addition of intangible assets, for example in the form of goodwill, includes internal capitalisation at DKK 19m (2006: DKK 29m).

The Group's capitalised goodwill from acquisition of undertakings and activities is allocated by the Group management to the cash flow generating units in connection with recognition. Goodwill is tested for impairment at least once a year. Cement, Minerals and Cembrit Holding account for DKK 26m, DKK 3,117m and DKK 48m, respectively, of the consolidated goodwill, while rights acquired are primarily related to Minerals.

Value in use as an expression of the recoverable amount is calculated for each cash flow generating unit by discounting the expected future cash flows to net present value. Expected future cash flows are based on Management estimates including expected growth rates, etc. The discounting factor is also calculated on the basis of the Management's estimate which includes both general capital market conditions and a specific risk profile (currently 9-10%).

The value in use calculations are composed of discounted expected cash flows for the next 3 years and a calculated terminal value of cash flows for the subsequent period. In calculating the terminal value a growth rate (0%) conservatively estimated by the Management is adopted for each of the cash flow generating units.

Intangible assets are amortised over the economic life. Among the intangible assets GL&V Process goodwill and trademarks acquired are considered to have indefinite useful life. The carrying amount of these trademarks is DKK 403m.

17. Tangible assets

DKKm	Land and buildings	Plant and machinery	Operating equipment, fixtures and fittings	Tangible assets in course of construction	Total
Cost at 1 January 2007	1,151	1,213	485	105	2,954
Exchange rate adjustments	(17)	(8)	(2)	1	(26)
Acquisition of Group undertakings	59	19	27	2	107
Disposal of Group undertakings	0	(17)	(5)	0	(22)
Additions	79	82	74	151	386
Disposals	(34)	(61)	(61)	(3)	(159)
Other adjustments	49	47	44	(147)	(7)
Cost at 31 December 2007	**1,287**	**1,275**	**562**	**109**	**3,233**
Depreciation and write-downs at 1 January 2007	546	818	371		1,735
Exchange rate adjustments	(8)	(9)	(1)		(18)
Acquisition of Group undertakings	0	0	(4)		(4)
Disposals	(27)	(58)	(57)		(142)
Depreciation	22	82	53		157
Write-downs (reversal)	(6)	(31)	1		(36)
Other adjustments	0	(4)	(1)		(5)
Depreciation and write-downs at 31 December 2007	**527**	**798**	**362**		**1,687**
Book value at 31 December 2007	**760**	**477**	**200**	**109**	**1,546**
Assets held under a finance lease					
Book value at 31 December 2007	11	0	6		17

DKKm	Land and buildings	Plant and machinery	Operating equipment, fixtures and fittings	Tangible assets in course of construction	Total
Cost at 1 January 2006	1,200	1,403	480	35	3,118
Exchange rate adjustments	(29)	(15)	(14)	0	(58)
Acquisition of Group undertakings	21	56	3	0	80
Additions	14	75	58	102	249
Disposals	(56)	(52)	(47)	0	(155)
Transfers to assets held for sale	(29)	(259)	0	0	(288)
Other adjustments	30	5	5	(32)	8
Cost at 31 December 2006	**1,151**	**1,213**	**485**	**105**	**2,954**
Depreciation and write-downs at 1 January 2006	559	997	381		1,937
Exchange rate adjustments	(12)	(18)	(10)		(40)
Disposals	(27)	(52)	(42)		(121)
Depreciation	25	69	40		134
Transfers to assets held for sale	0	(191)	0		(191)
Other adjustments	1	13	2		16
Depreciation and write-downs at 31 December 2006	**546**	**818**	**371**		**1,735**
Book value at 31 December 2006	**605**	**395**	**114**	**105**	**1,219**
Assets held under a finance lease					
Book value at 31 December 2006	12	0	4		16

Depreciation and write-downs in the profit and loss account are stated at the average rates of exchange and cannot therefore be directly reconciled with the fixed asset note above in which depreciation and write-downs are stated at year-end exchange rates. For allocation of depreciation and write-downs to Production costs, Sales and distribution costs and Administrative costs, see note 35.

For acquisition of undertakings, see note 13.

Due to the improved earnings of Izopol and Cembrit CZ within the Cembrit Holding Group, write-downs amounting to DKK 37m regarding buildings (DKK 6m) and plant and machinery (DKK 31m) have been reversed. As in previous years the recoverable amount is calculated for each company as a cash flow generating unit and is based on the value in use of the companies. A discounting factor of 10% per annum has been adopted to calculate the companies' value in use.

18. Financial assets

DKKm	Investments in associated undertakings	Other securities and investments	Other financial assets	Total
Cost at 1 January 2007	4	97	31	132
Exchange rate adjustments	0	(1)	0	(1)
Acquisition of Group undertakings	0	11	0	11
Disposal of Group undertakings	(2)	0	0	(2)
Additions	0	12	0	12
Disposals	0	(10)	(4)	(14)
Other adjustments	0	16	5	21
Cost at 31 December 2007	**2**	**125**	**32**	**159**
Adjustments at 1 January 2007	3	(50)	(22)	(69)
Disposal of Group undertakings	(1)	0	0	(1)
Disposals	0	4	0	4
Profit/loss shares	0	0	0	0
Value and other adjustments	0	(21)	(2)	(23)
Adjustments at 31 December 2007	**2**	**(67)**	**(24)**	**(89)**
Book value at 31 December 2007	**4**	**58**	**8**	**70**

DKKm	Investments in associated undertakings	Other securities and investments	Other financial assets	Total
Cost at 1 January 2006	4	171	30	205
Exchange rate adjustments	0	(1)	1	0
Disposal of Group undertakings	0	(3)	0	(3)
Additions	0	14	1	15
Disposals	0	(84)	(1)	(85)
Cost at 31 December 2006	**4**	**97**	**31**	**132**
Adjustments at 1 January 2006	(1)	(85)	(21)	(107)
Exchange rate adjustments	1	1	0	2
Disposal of Group undertakings	0	1	0	1
Disposals	0	62	0	62
Profit/loss shares	3	(12)	0	(9)
Value and other adjustments	0	(17)	(1)	(18)
Adjustments at 31 December 2006	**3**	**(50)**	**(22)**	**(69)**
Book value at 31 December 2006	**7**	**47**	**9**	**63**

The stock market value of other securities and investments listed at 31 December 2007 on an effective stock market was DKK 27m (2006: DKK 32m) corresponding to the book value.

Investments in associated undertakings consist of Transweigh India. Disposal of associated undertakings in 2007 consists of FLS Automation Italy and Autec Spol. S.r.o., which are included in the consolidated accounts due to the acquisition of additional investments, see note 13.

19. Deferred tax assets and liabilities

DKKm	Opening balance sheet	Exchange rate adjustment	Adjustment regarding previous years	Acquisition and disposal of undertakings	Effect of changed tax rates	Recognised directly in shareholders' equity	Movements of the year	Total
Deferred tax concerns:								
Intangible assets	3	3	(1)	(524)			(92)	(611)
Tangible assets	292	1	(1)	(5)	(29)		(90)	168
Financial assets	0	0	(1)	(6)			0	(7)
Short- and long-term assets	40	1	11	(57)	(9)		30	16
Short- and long-term liabilities	346	(10)	(46)	30	(9)	8	25	344
Tax loss carry-forwards, etc.	578	(2)	14	(17)	(31)		19	561
Share of tax assets valued at nil	(525)	(2)	(4)	48	18		58	(407)
Net deferred tax assets/liabilities at 31 December 2007	**734**	**(9)**	**(28)**	**(531)**	**(60)**	**8**	**(50)**	**64**

DKKm	Opening balance sheet	Exchange rate adjustment	Adjustment regarding previous years	Acquisition and disposal of undertakings	Effect of changed tax rates	Recognised directly in shareholders' equity	Movements of the year	Total
Deferred tax concerns:								
Intangible assets	21						(18)	3
Tangible assets	355	(6)					(57)	292
Financial assets	2						(2)	0
Short- and long-term assets	3						37	40
Short- and long-term liabilities	332	(6)					20	346
Tax loss carry-forwards, etc.	625	(1)			(8)		(38)	578
Share of tax assets valued at nil	(959)						434	(525)
Net deferred tax assets/liabilities at 31 December 2006	**379**	**(13)**	**-**	**-**	**(8)**	**-**	**376**	**734**

DKKm	2007	2006
Specification of deferred tax assets/liabilities		
Deferred tax assets	752	762
Deferred tax liabilities	(688)	(28)
	64	734
Maturity profile of tax assets valued at nil		
Within one year	55	24
Within one and five years	200	154
More than five years	1,451	1,689
	1,706	1,867
Tax value hereof	407	525

The Group's deferred tax assets are recognised to the extent that they are expected to be used in the future. The recognised deferred tax assets include a capitalised loss of DKK 34m the use of which is based on a tax restructuring in 2008.

Where companies in the Group have deferred tax liabilities, they are valued independently of the time when the tax, if any, becomes payable.

In continuation of the Danish Act of 6 June 2005 (L121), the Danish tax authorities have objected to the possibility of tax loss carry-forwards under Danish joint taxation of FLSmidth & Co. A/S which are attributable to permanent establishment in the UK. The total amount involved is calculated at approximately DKK 0.9bn. FLSmidth & Co. A/S has appealed this objection to the National Tax Tribunal and asked the National Tax Tribunal to submit the basic issues related to EU law to the European Court of Justice. It is considered that the tax loss carry-forward may not be limited due to the fact that the loss derives from closure of operations in 2004 before the new rules came into force and pursuant to the decision by the European Court on 13 December 2005 in the case regarding Marks & Spencer.

The tax value of the loss not used is approximately DKK 230m and is included in the above specification of the Group's total gross tax assets. A negative outcome of the appeal will not affect the Group's capitalised tax asset.

A recognised net tax liability amounting to DKK 531m deriving from the acquisition of GL&V Process mainly consists of deferred tax liabilities regarding purchase price allocations.

Temporary differences regarding investments in group undertakings and associated undertakings are insignificant and are not recognised, because the Group is able to control whether the liability is released and it is considered likely that the liability will not be released in a foreseeable future.

20. Stocks

DKKm	2007	2006
Raw materials and consumables	287	179
Work-in-progress	234	81
Finished goods and goods for resale	867	409
Prepayments for goods	75	163
Stocks at 31 December	**1,463**	**832**
Stocks are valued at net realisable value.	20	0
Write-down of stocks		
Write-down at 1 January	33	13
Additions	7	25
Disposals	(8)	(5)
Write-down at 31 December	**32**	**33**

21. Work-in-progress for third parties

DKKm	2007	2006
Total costs incurred	27,331	20,885
Profit recognised as income, net	4,273	2,273
Work-in-progress for third parties	31,604	23,158
Invoicing on account to customers	30,738	22,406
	866	752
Of which work-in-progress for third parties is stated under assets	3,072	2,338
and under liabilities	(2,206)	(1,586)
	866	752

Profit/loss included in the year's financial result is recognised in the gross profit in the profit and loss account.

22. Debtors and cash funds

Debtors falling due after more than one year total DKK 107m (2006: DKK 100m). The booked debtors include retentions on contractual terms and conditions at DKK 810m (2006: DKK 551m).

DKKm	2007	2006
Specification of changes in write-downs of debtors:		
Write-down at 1 January	55	-
Change in write-down, net	10	-
Write-down at 31 December	**65**	**-**

Other debtors include amounts receivable in connection with the sale of undertakings and activities, positive value of derivatives and receivable corporation taxes.

Cash funds consist of bank deposits and cash funds. The Group's cash funds include DKK 483m (2006: DKK 274m) which is subject to restrictions for contractual reasons or due to being placed in countries with exchange controls.

23. Assets held for sale and liabilities regarding same

DKKm	2007	2006
Tangible assets	8	108
Stocks	0	5
Debtors and work-in-progress	0	19
Assets held for sale	8	132
Provisions regarding assets held for sale	0	(5)
Net assets held for sale	8	127

2007

Properties

Properties held for sale represent a book value of DKK 8m. The properties are expected to be sold during 2008 at least at book value.

2006

Maag Gear - turbo and marine gear activities

Net assets held for sale regarding the turbo and marine gear activities in Maag Gear represent a book value of DKK 87m and mainly consist of tangible assets in the form of production plant plus stocks and work-in-progress and provisions for losses on the latter. In continuation of the sales preparations that took place in 2006, on 23 January 2007 an agreement was signed to transfer most of these activities to Renk - presumably with effect from 30 April 2007. The expected sales price does not require writing down of the book value of the net assets.

The sales transaction took place in 2007 as expected.

Properties

Properties held for sale represent a book value of DKK 40m. The properties are expected to be sold during 2007 at least at book value, so no write-down of the book values has been made.

The sales transaction took place in 2007 as expected.

24. Other provisions

DKKm	2007	2006
Provisions at 1 January	1,464	1,304
Exchange rate and other adjustments	(11)	(18)
Addition of Group undertakings	175	0
Disposal of Group undertakings	(1)	0
Additions	552	567
Utilisation	(91)	(194)
Reversals	(320)	(195)
Change in discounting factor	8	0
Provisions at 31 December	1,776	1,464
Consisting of:		
Short-term liabilities	699	656
Long-term liabilities	1,077	808
	1,776	1,464

When assessing work-in-progress for third parties in the Cement segment, including the Buxton project, and the Minerals segment, a number of project-related risks, including performance guarantees and operation and maintenance contracts, have been taken into account, for which allowances have been made on the basis of the Management's estimates. A few claims are pending in respect of previously supplied projects. Provisions have been made to counter any losses which are estimated to possibly occur when handling the claims.

Other provisions include:
- Estimated warranty claims in respect of goods or services already delivered.
- Restructuring
- Guarantees and obligations resulting from disposal of undertakings and activities.
- Provisions for loss-making contracts

As in 2006 the year's movements mainly consist of changes in warranty liabilities and other contract risks.

In order not to interfer in the process of ongoing projects and resulting disputes, the Group does not wish to comment specific project matters.

25. Long-term liabilities

DKKm	2007	2006
Maturity structure of long-term liabilities:		
Mortgage debt	32	30
Bank loans	1,827	-
Finance lease liability	5	4
Prepayments received from customers	681	616
Within one to five years	2,545	650
Mortgage debt	354	119
Bank debt	2	0
Finance lease liability	5	8
After five years	361	127
	2,906	777

DKKm	2007	2006
Finance lease liability		
Total minimum charges:		
Maturity within one year	4	3
Maturity between one and five years	7	7
Maturity after five years	6	7
	17	17
Accounting value (Present value):		
Maturity within one year	2	3
Maturity between one and five years	5	5
Maturity after five years	5	8
	12	16
Book value of finance lease assets	17	16

Finance lease mainly applies to properties.

Amortisation addition to future cost recognition amounts to DKK 5m (2006: DKK 1m).

26. Other liabilities

Other liabilities include due holiday pay, public taxes, interest payable and negative value of derivatives.

27. Pension assets and liabilities

The pension obligations incumbent on the Danish Group undertakings are funded through insurance plans. The pension obligations of certain foreign Group undertakings are also funded through insurance plans. Foreign undertakings whose pension obligations are not - or only partly - funded through insurance (benefit plans), state the unfunded pension obligations on an actuarial basis at the present value at the balance sheet date. These pension plans are partly covered by assets in pension funds. The Group's benefit-based pension plans were DKK 120m underfunded at 31 December 2007 (2006: 95m) for which a provision has been made as pension liabilities.

In the consolidated profit and loss account DKK 311m (2006: DKK 219m) has been recognised as costs of plans funded through insurance (contribution plans). Plans not funded through insurance (benefit plans) are recognised as income in the profit and loss accounts at DKK 11m (2006: DKK -5m).

The actuarial losses and profits for the year at DKK 25m (2006: DKK -5m) are recognised directly in the shareholders' equity.

DKKm	2007	2006
Present value of benefit plans	505	752
Fair value of the assets of the plan	385	657
Total	**120**	**95**
Change in recognised liability		
Net obligation at 1 January	95	138
Other adjustments including exchange rate adjustments	(18)	(1)
Addition of Group undertakings	53	0
Net expense taken to the profit and loss account	(11)	5
Actuarial profits and losses recognised direct in the shareholders' equity	25	(5)
Payments	(24)	(42)
Net liability at 31 December	**120**	**95**
Stated as asset	**6**	**2**
Stated as liability	**(126)**	**(97)**
	120	**95**
Recognised in the profit and loss account		
Pension costs	1	21
Calculated interest on liability	24	34
Expected return on the assets of the plan	(30)	(41)
Effect of freezing plans	(6)	(9)
Recognised in profit and loss account regarding benefit-based plans	**(11)**	**5**

The amounts are included in the items:
Production costs, Sales and distribution costs and Administrative costs

	2007	2006
Adjustments of benefit plans based on experience (pension liabilities), gains/(losses)	(17)	(27)
Return on pension assets		
Expected return on the assets of the plan	30	41
Actual return on the assets of the plan	22	73
Actuarial loss for the year on the assets of the plan	**(8)**	**32**

The expected return is fixed on the basis of the weighted return on the assets of the plan.

The assumptions on which the actuarial computations are based at the balance sheet date are as follows, on average:

	2007	2006
Average discounting rate applied	5.5-6.0%	4.5-5.0%
Expected return on tied-up assets	8.0-8.5%	6.5-7.0%
Expected future pay increase rate	3.0-3.5%	2.0-3.0%
Present value of benefit plans		
Present value at 1 January	752	761
Reclassification to other staff liabilities	(20)	0
Exchange rate adjustment	(49)	(48)
Addition of Group companies	98	0
Pension costs	1	21
Calculated interest on liability	24	34
Benefits paid out	(312)	(34)
Actuarial profits and losses	17	27
Effect of freezing plans	(6)	(9)
Present value at 31 December	**505**	**752**

DKKm	2007	2006
Fair value of the assets of the plan		
Fair value of the assets of the plan at 1 January	657	623
Reclassification to other staff liabilities	(4)	0
Exchange rate adjustment	(47)	(47)
Addition of Group companies	45	0
Expected return on the assets of the plan	30	41
Contributions	24	33
Benefits paid out	(312)	(25)
Actuarial profits and losses	(8)	32
Fair value of the assets of the plan at 31 December	**385**	**657**
Specification of fair value of the assets of the plan		
Equity instruments	187	304
Debt instruments	114	294
Other assets	84	59
Total fair value of the assets of the plan	**385**	**657**
Specification of fair value of the assets of the plan in %		
Equity instruments	48%	46%
Debt instruments	30%	45%
Other assets	22%	9%

Reclassification of other staff liabilities than pension has been to other liabilities.

28. Maturity structure of financial liabilities

DKKm	2007	2006
Time to maturity:		
Within one year	9,267	6,415
Within one to five years	2,545	650
After five years	361	127
Total	**12,173**	**7,192**

For further specification, please see note 33.

29. Net interest-bearing receivables/(debt)

Net interest-bearing receivables by currency and interest rate structure:

Principal in DKKm/rate of interest p.a.		USD/interest		EUR/interest		DKK/interest		Other/interest		2007 Total	2006 Total
Within one year	Assets	311	2.2-5.9%	4,080	1.7-4.6%	1,316	2.0-4.3%	1,171	0.3-12.3%	6,878	4,590
	Liabilities	(1,237)	3.0-7.3%	(925)	3.4-5.6%	(5,071)	3.0-5.5%	(1,185)	0.6-13.5%	(8,418)	(1,713)
Total		**(926)**		**3,155**		**(3,755)**		**(14)**		**(1,540)**	**2,877**
Between one and five years	Assets										
	Liabilities										(13)
Total										**0**	**(13)**
After more than five years	Assets										
	Liabilities	(36)	3.0-6.5%					(7)	9.0-9.0%	(43)	(17)
Total		**(36)**						**(7)**		**(43)**	**(17)**
Total		**(962)**		**3,155**		**(3,755)**		**(21)**		**(1,583)**	**2,847**

The above maturities indicate the extent to which and in which currencies the interest is fixed in the intervals stated.
The cash maturity profile is therefore not reflected here.

30. Contingent assets and liabilities

DKKm	2007	2006
Minimum rent and operating lease liabilities:		
Within one year	27	23
Between one and five years	39	49
After more than five years	1	2
	67	74
Guarantees	210	30
Other contractual obligations	39	7
	316	111

Rent commitments are mainly related to business leases and equipment.

In connection with the disposal of undertakings, normal guarantees, etc. are issued to the acquiring undertaking. Provisions are made for estimated losses on such items.

When undertaking contracts and supplies, the companies in the Group provide usual security in the form of performance guarantees, etc. At the end of 2007, the total number of performance and payment guarantees issued amounted to DKK 6.4bn (2006: DKK 4.6bn). In cases where a guarantee is expected to materialise, a provision for this amount is made in the Annual Report under the heading of Other provisions.

In addition, the Group is from time to time involved in disputes usual for its business. The outcome of the disputes is expected not to have significant impact on the Group's financial position.

31. Charges

DKKm	2007		2006	
	Book value of charged assets	Charge	Book value of charged assets	Charge
Guarantees and bank deposits	0	0	587	500
Trade debtors, etc.	5	5	52	48
Real estate	96	356	119	175
	101	361	758	723

32. Financial instruments

Financial risk management
The overall framework for managing financial risks is decided by the Board of Directors. It is Group policy that all major financial risks should be identified and appropriately hedged. Financial management comprises the Group's currency, interest, liquidity and credit risks as well as its capital structure and financial resources.
It is Group policy that all significant commercial currency and interest rate risks should be hedged once a contract becomes effective at the latest.

The Group did not fail to perform nor default on loan agreements in 2007 and 2006.

Currency risks
The Group's currency risks derive from the impact of exchange rates on future commercial payments and financial payments. The Group is exposed to the risk of exchange rate changes until a contract becomes effective. The Group uses forward contracts and currency options to hedge the currency risks that are not hedged naturally or via foreign currency clauses, the customer bearing the exhange rate risk until that date as stipulated by exchange rate clauses incorporated in the proposal documents. The Group's main currencies for commercial purposes are EUR and USD. Other things being equal, a 1% EUR and a 10% USD exchange rate change will have an impact on equity amounting to DKK 25m and DKK 254m, respectively, and an impact on the profit amounting to DKK 2m and DKK 21m, respectively.

The translation of profit and loss account and balance sheet items from the currency in which subsidiaries report their financial results into DKK is also affected by exchange rate changes, because translation risk is not hedged.

Interest rate risk
The Group's interest rate risk consists of the sensitivity of the net interest items to changes in the level of interest and the effect of interest rate changes on the market value of consolidated balance sheet items. The interest rate risk is based on the net position in different life intervals and is hedged by the use of financial instruments. 97% of the Group's net interest-bearing debt at 31 December 2007 carried a variable rate of interest. Other things being equal, a one percent increase in the interest rate will have a DKK -14m effect on the Group's net interest costs (2006: DKK 28m).

Risk limits
Currency and interest risks at corporate level are controlled by means of Value at Risk (VaR) techniques and scenario analyses, and the risks are hedged by means of financial instruments. The risk limit for open currency and interest positions is set at a Daily Earnings at Risk maximum of DKK 4m with 99.6% probability for both currency and interest positions.

Liquidity risks
The purpose of the Group's cash management is to ensure that the Group at all times has sufficient and flexible financial resources at its disposal. The Group manages its liquidity risk through corporate account systems in various currencies and by having short-term overdraft facilities with various financial institutions.
As part of its financial resources the Group has entered into committed financial facility arrangements. These facilities contain standard clauses such as pari passu, negative pledge and change of control. At 31 December 2007, the Group had withdrawn EUR 245m from Change of Control clause facilities. The clause entails that the debt must be repaid by the next interest payment date, however not later than six months after the lender has notified Change of Control, which must take place at 45 days' notice.

Credit risks
Credit risks incurred from trade debtors are generally managed by continuous credit rating of major customers and trading partners. No single customer accounts for more than 5% of the order intake. The maximum credit risk related to financial assets corresponds to the accounting value including write-downs.

In cases where there may be a risk of loss, a write-down will be made based on individual assessment.

The use of financial instruments entails the risk that the counterparty may not be able to honour its obligations on reaching maturity. The Group minimises this risk by limiting its use of financial institutions to those with a high degree of creditworthiness. Besides, the Group has set a limit for the amount owed to it by any particular bank. Credit risks on other counterparties than banks are minimised through the use of letters of credit, guarantees and continuous rating of customers.

Considering that a major portion of the Group's currency and interest rate risks is related to commercial contracts extending over several years, the total unrealised fair value of hedging contracts may be substantial. It should be noted that in principle this unrealised fair value is counterbalanced by an opposite value adjustment of the hedged commercial payments.

Currency hedging
In order to hedge currency risks on the Group companies' underlying contractual and budgeted payments and currency risks on loans an investments, Corporate Treasury uses forward exchange contracts and currency options. 92% of the open forward exchange contracts at 31 December 2007 had a life of less than one year. The life of the remaining open forward exchange contracts is up to two years. There were no open currency options at 31 December 2007.

Interest rate risk hedging
The Group hedges interest rate risks using derivatives such as interest swaps, forward rate agreements (FRA) and interest rate options. There were no open interest swaps, forward rate agreements (FRA) nor interest rate options at 31 December 2007.
Reference is also made to the description of the Group's financial risk management and financial risks on page 38.

The below table show the principals and fair values of pending financial transactions at 31 December which have been entered into to hedge currency exposure. All fair values are based on officially fixed quotations, if available, alternatively on prices quoted by banks. Principals are translated at balance sheet date rates of exchange.

DKKm	2007	2006
Forward exchange contracts		
Principal of contracts net*		
USD	(2,017)	(1,378)
EUR	1,305	132
DKK	144	1,190
Other currencies	645	80
	77	24
Fair value of contracts	72	24

*) In the case of forward exchange contract principals, a negative value indicates net sale of the currency concerned and a positive value indicates net purchase of the currency concerned.

Fair value of financial assets and liabilities not measured at fair value
The book value of debtors and debt at 31 December largely corresponds to the fair value.

Fair value (market value) of financial assets and liabilities
The fair value of securities stated as financial assets amounts to DKK 306m (2006: DKK 420m) and is recognised under short- and long-term assets. The carrying value of debtors and debt largely corresponds to the fair value. The fair value of derivatives appears from the information above.

33. Financial assets and liabilities as defined in IAS 39

DKKm	2007	2006
Financial assets:		
Long-term assets:		
Other securities and investments	58	47
Other financial assets	8	9
Available for sale	**66**	**63**
Short-term assets:		
Trade debtors	4,939	3,087
Work-in-progress for third parties	3,072	2,338
Other debtors	616	319
Cash funds	957	2,766
Debtors measured at amortised cost	**9,584**	**8,510**
Bonds and listed shares	244	366
Trading portfolio	**244**	**366**
Financial liabilities:		
Long-term liabilities:		
Mortgage debt	386	149
Bank loans	1,829	0
Finance lease liability	10	12
Prepayments received from customers	681	616
Financial liabilities measured at amortised cost	**2,906**	**777**
Short-term liabilities:		
Mortgage debt	7	50
Bank loans	481	79
Finance lease liability	3	3
Prepayments received from customers	3,178	2,194
Work-in-progress for third parties	2,206	1,586
Trade creditors	2,464	1,859
Other liabilities	928	644
Financial liabilities measured at amortised cost	**9,267**	**6,415**

34. Earnings per share (EPS)

DKKm	2007	2006
Earnings		
FLSmidth & Co. shareholders' share of profit/loss for the year	1,294	1,141
FLSmidth & Co. Group earnings from discontinuing activities	1	25
Net effect after tax of purchase price allocations regarding GL&V Process	94	-
Number of shares, average		
Number of shares issued	53,200,000	53,200,000
Adjustment for own shares	(838,921)	(1,030,828)
Potential increase of shares in circulation, options in the money	278,504	388,882
	52,639,583	52,558,054
Earnings per share:		
• Continuing and discontinuing activities per share, DKK	24.7	21.9
• Continuing and discontinuing activities, diluted, per share, DKK	24.6	21.7
• Continuing activities per share, DKK	24.7	21.4
• Continuing activities, diluted, per share, DKK	24.6	21.2

Non-diluted earnings per share in respect of discontinuing activities amount to DKK 0.0 (2006: DKK 0.5) and diluted earnings per share in respect of discontinuing activities amount to DKK 0.0 (2006: DKK 0.5). These earnings are calculated based on the Group's earnings from discontinuing activities which amount to DKK 1m (2006: DKK 25m).
Diluted profit per share before effect of purchase price allocations regarding GL&V Process amounts to DKK 26.4.

35. Profit and loss account classified by function

DKKm	2007	2006
Net turnover	19,967	12,311
Production costs	15,839	9,800
Gross profit	**4,128**	**2,511**
Sales and distribution costs	1,030	742
Administrative costs	1,349	1,075
Other operating income and costs	69	94
Special non-recurring items	6	(13)
Earnings before interest and tax (EBIT)	**1,824**	**775**
Depreciation, amortisation and write-downs consist of:		
Amortisation of other intangible assets	163	40
Write-down of other intangible assets	0	4
Depreciation on tangible assets	155	134
Write-down of tangible assets, net	(36)	0
	282	**178**
Depreciation, amortisation and write-downs are allocated as follows:		
Production costs	144	91
Sales and distribution costs	5	4
Administrative costs	133	83
	282	**178**

Write-down of tangible assets, net for the year is included in production costs.

The consolidated profit and loss account format classified by function is adapted to show depreciation, amortisation and write-downs of tangible and intangible assets not allocated to the individual function but stated on separate lines. The table above shows an extract of the profit and loss account adapted to show depreciation, amortisation and write-downs classified by function.

36. Related party transactions

Transactions between the consolidated Group undertakings are eliminated in these consolidated accounts. In 2006 and 2007 there were no transactions between related parties not part of this Group.

Due to the share exchange in 2006, at the end of 2007 there were no related parties with a controlling interest.

DKKm	2007	2006
Remuneration of the Board of Directors		
Remuneration of the Board and Management	4	5
Total remuneration of the Board of Directors	**4**	**5**
Remuneration of the Management		
Wages and salaries	18	17
Share-based payment	2	1
Total remuneration of the Management	**20**	**18**

The agreement to submit the Chairman's remuneration for approval at the Annual General Meeting covered a five year period which ran until the Annual General Meeting in 2007. The agreement concerned ripening of the company for sale against an annual remuneration of DKK 2m in addition to the ordinary annual Chairman's fee of currently DKK 0.5m.

In the event of dismissal of the Group Chief Executive Officer, two years' salary plus, for an interim period, an additional two years' salary shall be paid. The additional salary shall be reduced by four months per year from 2005 until 2007 after which it shall amount to one year's salary.

In addition to his ordinary contract which includes a standard 18 month period of notice, a member of the Management has been granted additional 18 months which are gradually reduced by six months per year so that on 1 January 2009 he is entitled to the standard 18 month period of notice.

37. List of Group companies

Company name	Country	Currency	Nominal share capital (000's)	Direct Group holding
FLSmidth & Co. A/S	Denmark	DKK	1,064,000	100
Aktieselskabet af 1. januar 1990, Valby	Denmark	DKK	500	100
Igrene MP A/S	Denmark	DKK	500	100
DEF 1994 A/S	Denmark	DKK	1,000	100
FFE Invest A/S	Denmark	DKK	25,000	100
FLS Plast A/S	Denmark	DKK	1,500	100
FLS Real Estate A/S	Denmark	DKK	3,100	100
FLSmidth DOE Company	Canada	CAD	55,884	100
FLSmidth DOE Financing Inc.	Canada	CAD	0	100
FLSmidth DOE Global Inc.	Canada	USD	4,987	100
FLSmidth Dorr-Oliver Eimco Brasil Equipamentos e Servicos Ltda.	Brazil	BRL	623	100
FLSmidth Dorr-Oliver Eimco Ltd.	Canada	CAD	88,900	100
FLSmidth Mineral Equipment (Beijing) Ltd.	China	USD	300	100
GL&V Acquisition Inc.	Canada	CAD	0	100
4424972 Canada Inc.	Canada	CAD	0	100
9189-6175 Quebec Inc.	Canada	CAD	0	100
FLSmidth DOE International Inc.	Barbados	CAD	18,936	100
FLSmidth Dorr-Oliver Eimco Africa (Pty.) Ltd.	South Africa	ZAR	0	100
FLSmidth Dorr-Oliver Eimco Chile S.A.	Chile	CLP	1,381,858	100
FLSmidth Dorr-Oliver Eimco Management Hungary Kft.	Hungary	USD	49,619	100
FLSmidth Dorr-Oliver Eimco Mexico S.A. de C.V.	Mexico	MXN	597	100
FLSmidth Dorr-Oliver Eimco Pty Limited	Australia	AUD	5,859	100
FLSmidth Dorr-Oliver Eimco Venezuela S.R.L.	Venezuela	VEB	1,880	100
FLSmidth Minerals S.A.C.	Peru	PEN	1	100
NL Supervision Company A/S	Denmark	DKK	500	100
Redep A/S	Denmark	DKK	500	100
SLF Romer XV ApS	Denmark	DKK	125	100
VA77 af 25. november 2004 ApS	Denmark	DKK	250	100
FLS miljø a/s	Denmark	DKK	12,000	100
FLS miljo Inc.	United States	USD	13,440	100
FLS miljo Ltd.	UK	GBP	3,753	100
FLSmidth Minerals A/S	Denmark	DKK	11,000	100
FLSmidth Minerals Holding ApS	Denmark	DKK	125	100
FLSmidth ABON Pty. Ltd.	Australia	AUD	6	100
FLSmidth Minerals Ltd.	Canada	CAD	1	100
FFE Canada Intl. Trading Corp.	Canada	CAD	0	100
FLSmidth Minerals Private Limited	India	INR	10,000	100
FLSmidth Minerals Pty. Ltd.	Australia	AUD	100	100
FLSmidth Minerals S.A.	Chile	CLP	3,155,150	100
FLSmidth Minerals S.A. de C.V.	Mexico	MXN	8,693	100
FLSmidth South Africa (Pty.) Ltd.	South Africa	ZAR	40	100
FLSmidth Buffalo (Pty.) Ltd.	South Africa	ZAR	41	100
FLSmidth Minerals (Pty.) Ltd.	South Africa	ZAR	22	100
Cembrit Holding A/S	Denmark	DKK	83,000	100
Cembrit A/S	Denmark	DKK	21,000	100
Cembrit B.V.	Netherlands	EUR	31	100
Cembrit Blunn Limited	UK	GBP	500	100
Cembrit CZ a.s.	Czech Republic	CZK	1,126	96
BNT, s.r.o.	Czech Republic	CZK	100	100
Cembrit SAS	France	EUR	37	100
Cembrit IBS BV.	Netherlands	EUR	18,000	100
Cembrit Polska SP. z.o.o.	Poland	PLN	150	100
Cembrit SFS s.r.o.	Slovakia	SKK	210,000	100
DKCF ApS	Denmark	DKK	125	100
Eternit South Eastern Europe Holding GmbH	Austria	EUR	35	50
Eternit Termelési és Kereskedelmi Kft.	Hungary	HUF	400,000	100
Eternit Distributie s.r.l.	Romania	RON	5	100
Eurocem Vertrieb Europäischer Bauprodukte GmbH	Germany	EUR	79	100
Interfer S.A.S.	France	EUR	336	100
Izopol S.A.	Poland	PLN	24,806	100
Kotlownia Izopol Zaklad Gospodarki Cieplnej i Woodnej Sp. z.o.o	Poland	PLN	4,587	100
Norsal as	Norway	NOK	500	100
OY Minerit AB	Finland	EUR	1,686	100
Turun autokeskus Oy	Finland	EUR	8	100
Tepro byggmaterial AB	Sweden	SEK	600	100
FLSmidth A/S	Denmark	DKK	400,000	100
Autec spol. S.r.o.	Czech Republic	CZK	13,362	100
Dan Indian Holding ApS	Denmark	DKK	1,000	100
FLSmidth Private Limited	India	INR	20,000	100
FLSmidth Infotech Pvt. Ltd.	India	INR	2,503	100
Bhagwati Designs Pvt. Ltd.	India	INR	100	100
LFC International Engineering JSC *	Vietnam	USD	600	40
FLS Automation Australia Pty. Ltd.	Australia	AUD	1	100
FLS Automation Italy	Italy	EUR	99	60
FLS Automation Pvt. Ltd.	South Africa	ZAR	2,000	100
FLS US Holdings, Inc.	United States	USD	0	100
FLSmidth Airtech Inc.	United States	USD	1	100
FLS Automation Inc.	United States	USD	10	100
FLSmidth DOE Acquisition USA Inc.	United States	USD	0	100
FLSmidth Krebs Inc.	United States	USD	6	100
FLSmidth Krebs Africa (Pty.) Ltd.	South Africa	ZAR	0	100
FLSmidth Krebs Australia Pty. Ltd.	Australia	AUD	0	100
FLSmidth (Beijing) Ltd.	China	USD	300	100
FLSmidth Krebs Brasil Equipamentos e Serviços Ltda.	Brazil	BRL	625	100
FLSmidth Krebs Chile S.A.	Chile	CLP	74,650	100
FLSmidth Krebs Europe GmbH	Austria	EUR	36	100
FLSmidth Inc.	United States	USD	10	100
FBH, LLC	United States	USD	0	100
FLSmidth S.A. de C.V.	Mexico	MXN	10,012	100
Fuller Company	United States	USD	1	100
Fuller International Inc.	United States	USD	1	100
Fuller International Trading Corp.	United States	USD	1	100
Fuller Middle East Limited	United States	USD	1	100
General Fuller International Corp.	United States	USD	1	100
HTPT Corporation	United States	USD	1	100
SLS Corporation	United States	USD	1	100
FLSmidth Minerals Holding Corporation	United States	USD	1	100
FLSmidth Minerals Inc.	United States	USD	1	100
Excel Foundry & Machine Inc.	United States	USD	0	100
FLSmidth DOE Holdings Inc	United States	USD	654	100
FLSmidth Dorr-Oliver Eimco Inc.	United States	USD	655	100
FLSmidth Dorr-Oliver Eimco SLC Inc.	United States	USD	1	100
FLSmidth Dorr-Oliver Inc.	United States	USD	0	100
Dorr-Oliver de Chile Ltda.	Chile	CLP	0	100
FLSmidth Dorr-Oliver International Inc.	United States	USD	1	100
FLSmidth Excel LLC	United States	USD	4	100
FLSmidth RAHCO Inc.	United States	USD	1	100
Smidth & Co.	United States	USD	90	100
FLSmidth Airloq A/S	Denmark	DKK	500	100
FLSmidth Airtech A/S	Denmark	DKK	50,000	100
FLSmidth Airtech SAS	France	EUR	300	100
FLSmidth d.o.o.	Croatia	HRK	20,000	100
FLSmidth Dorr-Oliver Eimco Denmark ApS	Denmark	DKK	1,417	100
FLSmidth Dorr-Oliver Eimco GmbH	Germany	EUR	1,176	100
FLSmidth DOE Germany GmbH	Germany	EUR	50	100
FLSmidth Dorr-Oliver Eimco France S.A.R.L.	France	EUR	50	100
FLSmidth Dorr-Oliver Eimco Italy S.R.L.	Italy	EUR	10	100
FLSmidth Dorr-Oliver Eimco Spain S.L.	Spain	EUR	380	100
FLSmidth Dorr-Oliver Eimco UK Limited	UK	GBP	5,337	100
FLSmidth (Jersey) Limited	UK	EUR	80	100
FLSmidth Ireland Limited	Ireland	EUR	0	100
FLSmidth Ltd.	UK	GBP	1,500	100
FLSmidth Ltda.	Brazil	BRL	5,725	100
FLSmidth Machinery Industry (Qingdao) Ltd.	China	CNY	39,962	100
FLSmidth Machinery Trade Co. Ltd.	China	CNY	2,000	100
FLSmidth Materials Handling A/S	Denmark	DKK	12,000	100
FLS Germany Holding GmbH	Germany	EUR	31	100
Pfister Data GmbH	Germany	EUR	26	100
FLSmidth Holding GmbH	Germany	EUR	260	100
FLSmidth KOCH GmbH	Germany	EUR	25,000	100
FLSmidth KOCH GesmbH	Austria	EUR	509	100
FLSmidth MVT GmbH	Germany	EUR	1,499	100
FLSmidth Möller GmbH	Germany	EUR	1,023	100
Möller Materials Handling GmbH	Germany	EUR	25	100
Pfaff AQS GmbH	Germany	EUR	359	100
Pfaff Machinebau GmbH	Germany	EUR	77	100
Pfister GmbH	Germany	EUR	3,962	100
Pfister Hungaria Kft.	Hungary	HUF	5,140	100
Pfister Latino Americana Ltda.	Brazil	BRL	100	100
Pfister North America Inc.	United States	USD	1	100
Transweigh India Ltd. *	India	INR	26,200	24
Fuller Offshore Finance Corp. BV.	Netherlands	EUR	2,269	100
Kovako Materials Handling BV.	Netherlands	EUR	16	100
Öresund Unloader Design Bureau Holding AB	Sweden	SEK	2,200	100
Öresund Unloader Design Bureau AB	Sweden	SEK	1,800	100
FLSmidth Polska Sp. Z.o.o.	Poland	PLN	800	100
FLSmidth Portugal Lda.	Portugal	EUR	45	100
FLSmidth (Pty.) Ltd.	South Africa	ZAR	50	100
FLSmidth Rusland Holding ApS	Denmark	DKK	500	100
FLSmidth Rus OOO	Russia	RUB	400	100
FLSmidth S.A.	Spain	EUR	6,311	100
FLSmidth Slovakia s.r.o.	Slovakia	SKK	200	100
FLSmidth Technology A/S	Denmark	DKK	10,000	100
Ventomatic SPA	Italy	EUR	181	100
FLSmidth (Thailand) Ltd. A/S	Denmark	DKK	1,500	100
LV Technology Public Company Ltd. *	Thailand	THB	210,038	20
International Holding Company A/S	Denmark	DKK	7,500	100
FLS Pakistan (Pvt.) Ltd.	Pakistan	PKR	94,556	100
MAAG Gear AG	Switzerland	CHF	1	100
MAAG Gear Zamech Sp. z.o.o.	Poland	PLN	18,000	100
MAAG Gear Systems AG	Switzerland	CHF	8,000	100
Pfister Holding GmbH	Germany	EUR	1,023	100
PT Fajar Laksana Sejahtera	Indonesia	IDR	3,500,000	100

* Associated companies
All other undertakings are Group undertakings



Parent company accounts 2007

Parent company profit and loss account

Notes	DKKm	2007	2006
1+2	Administrative costs	40	59
3	Other operating income	41	43
	Earnings before depreciation and amortisation (EBITDA)	**1**	**(16)**
6	Depreciation and write-downs of tangible assets	1	2
	Earnings before interest and tax (EBIT)	**0**	**(18)**
4	Financial income	1,568	401
4	Financial costs	816	323
	Earnings before tax (EBT)	**752**	**60**
5	Tax for the year	(24)	(20)
	Profit/loss for the year	**776**	**80**
	To be distributed as follows:		
	Transfer to retained earnings	776	80
		776	**80**
	Proposal for distribution of dividend:		
	Dividend, DKK 7 per share	372	372

Parent company cash flow statement

DKKm	2007	2006
Notes		
Cash flow from operating activities		
Earnings before depreciation and amortisation (EBITDA)	1	(16)
Adjusted earnings before depreciation and amortisation (EBITDA)	**1**	**(16)**
Change in provisions	28	0
Change in working capital	(76)	0
Cash flow from operating activities before financial items and tax	**(47)**	**(16)**
Dividend received from subsidiaries	772	120
Financial payments received and made	16	(34)
Corporation taxes paid	(6)	17
Cash flow from operating activities	**735**	**87**
Cash flow from investing activities		
Acquisition of undertakings and activities	(4,051)	0
Disposal of undertakings and activities	1,984	0
Capital increases in subsidiaries	(12)	0
Acquisition of tangible assets	0	(1)
Disposal of financial assets	0	33
Cash flow from investing activities	**(2,079)**	**32**
Cash flow from operating and investing activities	**(1,344)**	**119**
Cash flow from financing activities		
Dividend	(366)	(368)
Capital increase	0	6,161
Acquisition of own shares	(16)	(6,397)
Disposal of own shares	28	97
Movements in other net interest-bearing receivables/debt	(17)	16
Cash flow from financing activities	**(371)**	**(491)**
Changes in cash funds	**(1,715)**	**(372)**
Cash funds at 1 January	1,724	2,096
Cash funds at 31 December	9	1.724

The cash flow statement cannot be inferred from the published financial information only.

Parent company balance sheet

Assets

Notes	DKKm	2007	2006
	Land and buildings	59	60
	Operating equipment, fixtures and fittings	0	1
6	**Tangible assets**	**59**	**61**
7	Investments in subsidiaries	4,630	2,536
7	Other securities and investments	0	4
8	Deferred tax assets	0	0
	Financial assets	**4,630**	**2,540**
	Total long-term assets	**4,689**	**2,601**
	Amounts owed by subsidiaries	6,019	930
	Other debtors	229	106
9	**Debtors**	**6,248**	**1,036**
	Securities	**1**	**1**
9	**Cash funds**	**9**	**1,724**
	Total current assets	**6,258**	**2,761**
	TOTAL ASSETS	**10,947**	**5,362**

Equity and liabilities

Notes	DKKm	2007	2006
	Share capital	1,064	1,064
	Retained earnings	996	562
	Proposed dividend	372	372
	Total shareholders' equity	**2,432**	**1,998**
11	Other provisions	181	94
10	Mortgage debt	311	122
10	Bank loans	1,827	0
	Long-term liabilities	**2,319**	**216**
	Mortgage debt	0	6
	Bank loans	447	0
	Debt to subsidiaries	5,564	2,945
12	Other liabilities	185	197
	Current liabilities	**6,196**	**3,148**
	Liabilities	**8,515**	**3,364**
	TOTAL EQUITY AND LIABILITIES	**10,947**	**5,362**

Parent company shareholders' equity

DKKm	Share capital	Retained earnings	Proposed dividend	Total
Shareholders' equity at 1 January 2006	**1,064**	**982**	**372**	**2,418**
Profit/loss for the year		80		80
Total income for the year 2006		**80**	**0**	**80**
Capital increase due to exchange of shares	477	5,684		**6,161**
Capital reduction due to cancellation of own shares	(477)	477		**0**
Dividend paid			(368)	**(368)**
Dividend, own shares		4	(4)	**0**
Proposed dividend		(372)	372	**0**
Share-based payment, share options, parent company		1		**1**
Share-based payment, share options, subsidiaries		6		**6**
Share-based payment, employee shares, subsidiaries		37		**37**
Disposal of own shares		60		**60**
Acquisition of own shares		(6,397)		**(6,397)**
Shareholders' equity at 31 December 2006	**1,064**	**562**	**372**	**1,998**
Profit/loss for the year		776		**776**
Total income for the year 2007		**776**	**0**	**776**
Dividend paid			(366)	**(366)**
Dividend, own shares		6	(6)	**0**
Proposed dividend		(372)	372	**0**
Share-based payment, share options, parent company		1		**1**
Share-based payment, share options, subsidiaries		9		**9**
Share-based payment, employee shares, subsidiaries		2		**2**
Disposal of own shares		28		**28**
Acquisition of own shares		(16)		**(16)**
Shareholders' equity at 31 December 2007	**1,064**	**996**	**372**	**2,432**

Approved, issued and fully paid shares:		53,200,000
Nominal value per share:		DKK 20
Movements on share capital (number of shares):		
Share capital as at 1 January 2003		53,200,000
Capital increase due to exchange of shares in 2006		23,853,048
Cancellation of share capital by use of own shares in 2006		(23,853,048)
Share capital as at 31 December 2007		53,200,000

Each share entitles the holder to one vote and there are no special rights related to the shares.

The year's movements in holding of own shares (number of shares):		
Own shares as at 1 January 2007		1,062,092
Acquisition of own shares		34,533
Settled share options		(247,729)
Employee shares due to		
- the 125 year anniversary	(107,900)	
- reserved in the 2006 Annual Report	103,490	(4,410)
Own shares at 31 December 2007		844,486

Corresponding to 1.6% of the share capital.

See also the Management's review on page 14 regarding the use of own shares.

Notes to the parent company accounts

1. Staff costs

DKKm	2007	2006
Wages and salaries	15	14
Share-based payment	1	1
	16	15
Number of employees at 31 December	3	3

For information regarding remuneration of the Board and Management, please see note 19 on related parties. The Management of the parent company is eligible to take part in the Group's share option plan. See note 7 to the consolidated accounts.

2. Fees to auditors appointed at the Annual General Meeting

DKKm	2007	2006
Deloitte		
Auditing	1	1
Other services	11	1
	12	2

Other services consist of due diligence in connection with acquisition and other accounting and tax-related consultancy.

3. Other operating income

DKKm	2007	2006
Other income	41	43
	41	43

4. Financial income and costs

DKKm	2007	2006
Financial income		
Dividend from subsidiaries	675	18
Profit from disposal of undertakings	93	0
Reversal of write-down of investments in subsidiaries	27	76
Adjustment for disposals in previous years	52	1
Interest receivable and other financial income from financial assets not measured at fair value	117	51
Interest from Group undertakings	186	30
Foreign exchange gains	418	225
	1,568	401
Financial costs		
Write-down of investments in subsidiaries	58	12
Adjustment for disposals in previous years	52	0
Interest payable and other financial costs from financial liabilities not measured at fair value	62	10
Interest to Group undertakings	144	70
Share-based payment	0	10
Foreign exchange losses	500	221
	816	323

5. Tax for the year

DKKm	2007	2006
Tax for the year		
Current tax on the profit/loss for the year	(24)	0
Withholding taxes	9	0
Adjustments regarding previous years, permanent taxes	(9)	(20)
Tax for the year	(24)	(20)
Reconciliation of tax		
Tax according to Danish tax rate	188	17
Withholding taxes	9	0
Non-taxable income and non-deductible costs	(213)	(29)
Variance in tax assets valued at nil	1	12
Other adjustments, including adjustments regarding previous years	(9)	(20)
	(24)	(20)

Paid tax in 2007 amounts to DKK 6m (2006: DKK -17m)

6. Tangible assets

DKKm	Land and buildings	Operating equipment, fixtures and fittings	Total
Cost at 1 January 2007	212	3	215
Disposals	0	(1)	(1)
Cost at 31 December 2007	212	2	214
Depreciation and write-downs at 1 January 2007	152	2	154
Depreciation and write-downs for the year	1	0	1
Depreciation and write-downs at 31 December 2007	153	2	155
Book value at 31 December 2007	59	0	59

DKKm	Land and buildings	Operating equipment, fixtures and fittings	Total
Cost at 1 January 2006	212	3	215
Additions	0	1	1
Disposals	0	(1)	(1)
Cost at 31 December 2006	212	3	215
Depreciation and write-downs at 1 January 2006	150	3	153
Disposals	0	(1)	(1)
Depreciation and write-downs for the year	2	0	2
Depreciation and write-downs at 31 December 2006	152	2	154
Book value at 31 December 2006	60	1	61

7. Financial assets

DKKm	Investments in subsidiaries	Other securities and investments	Total
Cost at 1 January 2007	5,140	4	5,144
Additions	5,054		5,054
Disposals	(2,916)	(4)	(2,920)
Adjustment regarding dividend	(97)		(97)
Cost at 31 December 2007	**7,181**	**0**	**7,181**
Write-downs at 1 January 2007	2,604	0	2,604
Disposals	(26)		(26)
Write-downs	0		0
Reversal of write-downs	(27)		(27)
Write-downs at 31 December 2007	**2,551**	**0**	**2,551**
Book value at 31 December 2007	**4,630**	**0**	**4,630**

DKKm	Investments in subsidiaries	Other securities and investments	Total
Cost at 1 January 2006	5,242	4	5,246
Adjustment regarding dividend	(102)		(102)
Cost at 31 December 2006	**5,140**	**4**	**5,144**
Write-downs at 1 January 2006	2,668		2,668
Write-downs	12		12
Reversal of write-downs	(76)		(76)
Write-downs at 31 December 2006	**2,604**	**0**	**2,604**
Book value at 31 December 2006	**2,536**	**4**	**2,540**

Reversal of write-downs in 2007 concerns FLS Real Estate at the amount of DKK 20m which is due to the company having realised a profit from the sale of properties and Redep at the amount of DKK 7m which corresponds to an equivalent adjustment regarding dividend at cost. The reversals are included in financial income.

Write-downs in 2007 amounted to DKK 58m. Since write-downs exceed the book value, this amount is provided for in Other provisions.

The individual subsidiary is considered to be an independent cash flow generating unit.

Value in use as an expression of the recoverable amount is calculated for each cash flow generating unit by discounting the expected future cash flows to net present value. Expected future cash flows are estimated based on management estimates including expected growths rates, etc. The discounting factor is also calculated on the basis of the Management's estimate which includes both general capital market conditions and a specific risk profile (currently 9-10%).

The value in use calculations are composed of discounted expected cash flows for the next three years and a calculated terminal value of cash flows for the subsequent period. In calculating the terminal value a growth rate (0%) conservatively estimated by the Management is adopted for each of the cash flow generating units.

8. Deferred tax assets and liabilities

DKKm	Opening balance sheet	Adjustment regarding previous years	Effect of changed tax rates	Movements of the year	Total
Deferred tax concerns:					
Tangible assets	75	(10)	(8)	(14)	43
Liabilities	18	0	(2)	14	30
Tax loss carry-forwards, etc.	34	(9)	(4)	1	22
Share of tax assets valued at nil	(127)	19	14	(1)	(95)
Net deferred tax assets/liabilities at 31 December 2007	**0**	**0**	**0**	**0**	**0**

DKKm	Opening balance sheet	Adjustment regarding previous years	Effect of changed tax rates	Movements of the year	Total
Deferred tax concerns:					
Tangible assets	96			(21)	75
Liabilities	10			8	18
Tax loss carry-forwards, etc.	20			14	34
Share of tax asset valued at nil	(126)			(1)	(127)
Net deferred tax assets/liabilities at 31 December 2006	**0**			**0**	**0**

9. Debtors and cash funds

Debtors falling due after more than one year total DKK 1,428m (2006: DKK 0m). No write-downs have been made in financial debtors.

Other debtors include fair value of financial contracts (positive value).

Cash funds consist of bank deposits.

10. Long-term liabilities

DKKm	2007	2006
Maturity structure of long-term liabilities:		
Mortgage debt	2	18
Bank loans	1,827	-
Within one to five years	**1,829**	**18**
Mortgage debt	309	104
More than five years	**309**	**104**
	2,138	**122**

11. Other provisions

DKKm	2007	2006
Other provisions at 1 January	94	94
Transferred from other liabilities	28	0
Additions	111	0
Reversals	(52)	0
Other provisions at 31 December	**181**	**94**

Other provisions consist of guarantees and liabilities in connection with disposal of undertakings and activities. Additions and disposals for the year are included in the profit and loss account under the heading of financial items.

12. Other liabilities

Other liabilities include provisions for Risk Management and fair value of financial contracts (negative value).

13. Maturity structure of financial liabilities

DKKm	2007	2006
Time to maturity:		
Within one year	6,196	3,148
Within one to five years	1,829	24
More than five years	309	98
Total	**8,334**	**3,270**

14. Charges

DKKm	2007		2006	
	Book value of charged assets	Charge	Book value of charged assets	Charge
Real estate	59	311	60	128

15. Contingent assets and liabilities

FLSmidth & Co. A/S has provided a guarantee for the supply and operating liabilities of its subsidiary, FLS miljø, in connection with the West Burton and Eggborough desulphurisation projects in the UK. The Company has provided guarantees to financial institutions at an amount of DKK 3,513m (2006: DKK 2,644m).

In connection with the disposal of undertakings normal guarantees, etc. are issued to the acquiring undertaking. A provision is made for estimated losses on such items.

There are no significant contingent assets or liabilities in addition to the above.

As a result of joint taxation scheme with FLSmidth & Co. A/S, Danish group companies are jointly liable for joint taxation up to and including the income year 2004.

See also note 30 to the consolidated accounts.

16. Financial instruments

The below table show the principals and fair values of pending transactions at 31 December 2007 which have been entered into to hedge currency and interest rate exposure. All fair values are based on officially fixed quotations, if available, alternatively on prices quoted by banks. Principals are translated at balance sheet date rates of exchange.

Currency hedging
In order to hedge currency risks on the underlying contractual and budgeted payments and currency risks on loans and investments, the Group's in-house bank has entered into forward exchange contracts and currency options. Pending forward exchange contracts at 31 December 2007 appear from the table below.

Interest rate risk hedging
Interest rate risks are hedged by means of derivative financial instruments such as interest swaps, forward rate agreements (FRA) and interest options. As was the case at 31 December 2006 there were no open interest swaps, forward rate agreements (FRA) or interest options at 31 December 2007.

DKKm	2007	2006
Forward exchange contracts		
Principal of contracts, net*		
USD	(1,043)	(29)
EUR	948	46
DKK	29	31
Other currencies	80	(48)
Total	**14**	**0**
Fair value of contracts	**16**	**0**

*) In the case of forward exchange contracts, principals at a negative value indicate net sale of the currency concerned and principals at a positive value indicate net purchase of the currency concerned.

Fair value of financial assets and liabilities not measured at fair value
The book value of debtors and long-term debt at 31 December largely corresponds to the fair value.

Regarding financial instruments please see note 32 to the consolidated accounts.

17. Net interest-bearing receivables/(debt)

Net interest-bearing debt by currency and interest rate structure:

Principal in DKKm/interest rate p.a.		USD/interest		EUR/interest		DKK/interest		Other/interest		2007 Total	2006 Total
Within one year	Assets	1,295	4-5.9%	817	2.5-5.6%	2,936	4.0-5.4%	1,195	2.3-12.4%	6,243	2,596
	Liabilities	(235)	4.3-5.9%	(6,581)	2.5-5.0%	(1,345)	4.1-5.4%	(331)	2.3-12.4%	(8,492)	(3,079)
Total		**1,060**		**(5,764)**		**1,591**		**864**		**(2,249)**	**(483)**
Within one to five years	Assets										
	Liabilities										
Total										**0**	**0**
After five years	Assets										
	Liabilities										
Total										**0**	
Total net interest-bearing debt		**1,060**		**(5,764)**		**1,591**		**864**		**(2,249)**	**(483)**

The above maturities indicate the extent to which and in which currencies the interest is fixed in the intervals stated.
The cash maturity profile of the debt is not reflected here.

18. Financial assets and liabilities as defined in IAS 39

DKKm	2007	2006
Financial assets:		
Long-term assets:		
Other securities and investments	0	4
Financial assets available for sale	0	4
Short-term assets:		
Amounts owed by subsidiaries	6,019	930
Other debtors	229	106
Cash funds	9	1,724
Debtors measured at amortised cost	**6,257**	**2,760**
Bonds and listed shares	1	1
Trading portfolio	**1**	**1**
Financial liabilities:		
Long-term liabilities:		
Mortgage debt	311	122
Bank debt	1,827	-
Financial liabilities measured at amortised cost	**2,138**	**122**
Short-term liabilities:		
Mortgage debt	0	6
Currency loans and bank loans	447	0
Debt to subsidiaries	5,564	2,945
Other liabilities	185	197
Financial liabilities measured at amortised cost	**6,196**	**3,148**

19. Related party transactions

Related parties include the parent company's Board of Directors and Management and the affiliated and associated companies comprised by the FLSmidth & Co. Group.

In 2007 and 2006, there were no transactions with related parties which were not included in the consolidation of the Group, nor were there any transactions with associated undertakings.

Trade between the parent company, FLSmidth & Co. A/S, and Group companies consisted of the following:

DKKm	2007	2006
Sale of services	48	48
Purchase of services	9	10
Financial income	186	30
Financial costs	144	70
Disposal of financial assets	1,878	-
Acquisition of financial assets	2,870	-
Debtors	6,019	930
Liabilities	5,564	2,945

Parent company sale of services consists of managerial services and insurance services. These transactions are carried out on market terms and at market prices. The parent company purchase of services mainly consists of legal and tax assistance from FLSmidth A/S.

Financial income and costs are attributable to the FLSmidth & Co. Group's in-house Treasury function which is performed by the parent company, FLSmidth & Co. A/S. Debtors and liabilities are mainly attributable to this activity.

As to provision of security by the parent company for related parties, please see note 15 above.

Remuneration of the parent company Board and Management:

DKKm	2007	2006
Remuneration of the Board of Directors		
Remuneration of the Board of Directors	4	5
Total remuneration of the Board of Directors	**4**	**5**
Remuneration of the Management		
Wages and salaries	15	14
Share-based payment	1	1
Total remuneration of the Management	**16**	**15**

Reference is made to note 36 to the consolidated accounts for further details regarding the remuneration of the Board and Management.

FLSmidth & Co. A/S
[illegible] Allé 77
DK-2500 Valby
Denmark
Tel +45 36 18 18 00
Fax +45 36 44 11 46
[illegible]@flsmidth.com
www.flsmidth.com
CVR No. [illegible]

FLSmidth Cement
Vigerslev Allé 77
DK-2500 Valby
Denmark
Tel +45 36 [illegible]
Fax +45 36 30 18 20
info@flsmidth.com
www.flsmidth.com

FLSmidth Minerals
[illegible] Schoenersville Road
Bethlehem, PA [illegible]
USA
Tel +1 610 264 6900
Fax +1 610 264 6996
www.flsmidthminerals.com

Cembrit
[illegible] 2
DK-9000 Aalborg
Denmark
Tel +45 99 37 [illegible]
Fax +45 99 37 [illegible]
info@cembrit.dk
www.cembrit.dk

END

[illegible]

FLSMIDTH